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                         OFFICE OF THRIFT SUPERVISION
                            WASHINGTON, D.C. 20552

                                   FORM 10-K

(MARK ONE)
[X]          ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                    FOR THE FISCAL YEAR ENDED JUNE 30, 1996

                                      OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  FOR THE TRANSITION PERIOD FROM:         TO

                                DOCKET NO. 3088

                               ----------------
                            GLENDALE FEDERAL BANK,
                             FEDERAL SAVINGS BANK
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       UNITED STATES OF AMERICA                      95-0775407
    (STATE OR OTHER JURISDICTION OF               (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)               IDENTIFICATION NO.)

       414 NORTH CENTRAL AVENUE,                         91203
         GLENDALE, CALIFORNIA                        (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
                OFFICE)

      REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (818) 500-2000

          SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                  NAME OF EACH EXCHANGE
                TITLE OF CLASS                     ON WHICH REGISTERED
                --------------                    ---------------------
          Common Stock, $1 par value             New York Stock Exchange
                                                 Pacific Stock Exchange
        Noncumulative Preferred Stock,           New York Stock Exchange
            Series E, $1 par value


                               ----------------

          SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                       Warrants to Purchase Common Stock

  Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

  Aggregate market value of the voting stock held by nonaffiliates of the registrant as of September 3, 1996: $830,273,213.

  Number of shares of Common Stock outstanding as of September 3, 1996:
47,161,877 shares

                               ----------------

     DOCUMENTS INCORPORATED BY REFERENCE: Portions of the definitive Proxy Statement for the Registrant's Annual Meeting of Shareholders to be held on
     October 22, 1996 are incorporated by reference into Part III hereof.

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

                             GLENDALE FEDERAL BANK

                          1996 FORM 10-K ANNUAL REPORT

                               TABLE OF CONTENTS


                                                                             PAGE
                                                                             ----
                                     PART I

 Item 1.  Business........................................................     1
           General........................................................     1
           Operating Strategies...........................................     2
           Loans Receivable...............................................     7
           Real Estate Acquired in Settlement of Loans....................    18
           Mortgage-Backed Securities.....................................    19
           Liquidity and Investments......................................    22
           Deposits.......................................................    23
           Borrowings.....................................................    25
           Asset and Liability Management.................................    26
           Interest Rate Margin...........................................    28
           Subsidiaries...................................................    29
           Competition....................................................    30
           Employees......................................................    30
           Regulation.....................................................    31
           Taxation.......................................................    37
 Item 2.  Properties......................................................    37
 Item 3.  Legal Proceedings...............................................    38
 Item 4.  Submission of Matters to a Vote of Security Holders.............    39
 Item 4a. Executive Officers..............................................    40

                                    PART II

 Item 5.  Market for Registrant's Common Equity and Related Stockholder
           Matters........................................................    43
 Item 6.  Selected Financial Data.........................................    44
 Item 7.  Management's Discussion and Analysis of Financial Condition and
           Results of Operations..........................................    46
            Overview......................................................    46
            Balance Sheet Analysis........................................    48
            Liquidity and Asset and Liability Management..................    56
            Results of Operations.........................................    59
 Item 8.  Financial Statements and Supplementary Data.....................    66
 Item 9.  Changes in and Disagreements with Accountants on Accounting and
           Financial Disclosure...........................................    66

                                    PART III

 Item 10. Directors and Executive Officers of the Registrant..............    66
 Item 11. Executive Compensation..........................................    66
 Item 12. Security Ownership of Certain Beneficial Owners and Management..    66
 Item 13. Certain Relationships and Related Transactions..................    66

                                    PART IV

 Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.    67
          Index to Financial Statements...................................    71

                                    PART I

ITEM 1. BUSINESS

                                    GENERAL

  Glendale Federal Bank, Federal Savings Bank ("Glendale Federal" or the "Bank") is one of the largest savings institutions in the United States, with total consolidated assets at June 30, 1996 of $14.5 billion. The Bank's business consists primarily of attracting deposits from the public and originating and purchasing loans secured by mortgages on residential real estate. During fiscal 1996, the Bank implemented a strategic initiative to convert its traditional savings and loan operations to those of a more broad-based community bank by introducing a new line of community business banking products and expanding its line of consumer banking products. See "Operating Strategies", "Real Estate Lending" and "Deposits" below for additional discussion. The Bank, through certain subsidiaries, also engages in general insurance and securities brokerage services.

  The Bank derives its income primarily from the interest it charges on real estate and other types of loans and, to a lesser extent, from interest on securities, fees received in connection with loans and the servicing thereof and deposits, as well as other services. Its major expenses are the interest it pays on deposits and on borrowings and general operating expenses. The Bank's operations, like those of other savings institutions, are significantly influenced by general economic conditions, by the strength of the real estate market, by the monetary, fiscal and regulatory policies of the federal government and by the policies of financial institution regulatory authorities.

  The Bank was chartered as a federal mutual savings and loan association in 1934 and converted from the mutual to the stock form of organization in 1983. In May 1989, Glendale Federal amended its charter to change its name to Glendale Federal Bank, Federal Savings Bank. In September 1993, in an effort to raise the capital necessary to avoid seizure by the federal government, the Bank completed a comprehensive recapitalization (the "Recapitalization") which included, among other things, the merger of the Bank's former holding company, GLENFED, Inc. ("GLENFED") into a subsidiary of the Bank. See Note 18 of the Notes to Consolidated Financial Statements for additional discussion regarding the Recapitalization. During fiscal 1995, the Bank sold its 60-branch franchise in Florida and sold University Savings Bank ("University Savings"), its 25-branch subsidiary headquartered in Seattle, Washington. It also acquired deposits aggregating approximately $1 billion and certain assets in transactions with two other thrift institutions. See Note 4 of the Notes to Consolidated Financial Statements for additional discussion of these sale and acquisition transactions.

  On August 28, 1996, the Bank entered into an agreement to acquire OneCentral Bank ("OneCentral") in a cash transaction valued at $11.4 million. The agreement is subject to regulatory and other approvals and is expected to close in early 1997. As of August 25, 1996, OneCentral had $67.5 million in deposits, over 45% of which were in checking accounts. OneCentral is expected to convert to a federal savings bank charter with its deposit accounts insured by the Bank Insurance Fund ("BIF"). In the event that legislation is not passed resolving the crisis relating to the Savings Association Insurance Fund ("SAIF"), which insures the deposits of Glendale Federal, OneCentral will provide Glendale Federal with a vehicle for migrating deposits from the SAIF to the BIF. For discussion of the insurance of deposits by the BIF and the SAIF and the current related legislation, see "Regulation--Insurance of Deposit Accounts" below.

  Glendale Federal is headquartered in Glendale, California, and at June 30, 1996, operated 150 banking offices and 22 loan offices in California.

                             OPERATING STRATEGIES

  During fiscal 1996, the Bank adopted its strategic initiative to transform itself from a traditional savings and loan institution into a broad-based community bank offering deposit, cash management and credit products and services. This intended transformation reflects management's assessment of the competitive financial services environment and the significant narrowing of the savings industry's spread between the yield on single-family residential mortgages and the cost of term deposits that are the primary asset and liability products offered by savings institutions. Competition from the federally-sponsored secondary mortgage market agencies, mortgage bankers and commercial banks has driven the returns available from the housing finance business to levels that require lower cost funding sources than the certificate of deposit accounts that have traditionally been the principal source of funds for savings institutions.

  The community bank concept is expected to reduce the Bank's reliance on mortgage lending and provide the Bank with a broader, higher yielding asset base and a lower costing, transaction account deposit base. This broader mix of assets and liabilities is intended to increase the Bank's net interest margin and to build a fee income stream that will enhance the Bank's future earnings. Implementation of the Bank's strategic initiative to transform itself from a savings institution to a community banking organization has also resulted in an increase in general and administrative expenses. These expenses are expected to stabilize at the levels experienced during the fourth quarter of fiscal 1996, but may increase in future periods as the Bank expands its business lines and continues to maintain a higher level of marketing activity. The targeted benefits of this transformation, increased net interest margin and increased fee income, are expected to lag the increase in expenditures.

  The Bank's mix of products and services includes three separate lines of business: business banking, consumer banking and real estate lending. Business banking was initiated in fiscal 1996 with a focus on attracting banking relationships with small businesses having annual sales of $5 million or less. In fiscal 1997, the Bank plans to expand the business banking program by introducing a middle-market business banking program. The targeted customers will be businesses with annual sales between $10 million and $150 million with credit needs of up to $15 million. The Bank's focus in consumer banking has been principally on its new "Infinity" account, a combined checking and savings account, introduced in fiscal 1996, which allows customers greater flexibility in managing their finances. The Bank also offers unsecured lines of credit and home equity lines of credit that are accessible through the customer's Infinity account. In fiscal 1997, the Bank intends to further enhance the Infinity account to include asset management features and to expand the products and services offered to consumers. Real estate lending is principally focused on traditional single-family residential loans. Each of the Bank's lines of business is discussed separately below.

  Asset generation from the Bank's new business lines was modest during fiscal 1996, as compared to the growth in transaction-based deposit accounts. This was due to the fact that the business and consumer lending programs were in their initial implementation phases in fiscal 1996 and to the competition from California's existing commercial banks. The Bank's objective by the end of the next three to five year period is to originate equal amounts of business, consumer, and real estate loans.

BUSINESS BANKING

  In July 1995, the Bank introduced a line of community business banking products and services. This program focuses on small businesses, primarily professionals, retailers and light manufacturers with annual sales of up to $5 million, located in the markets served by the Bank's retail banking offices. The Bank offers business checking account programs, account analysis, payroll services, electronic banking and merchant draft servicing. To meet the credit needs of its business customers, the Bank offers revolving lines of credit and term loans (primarily secured) with maturities of up to five years and with prime-based adjustable interest rates. The maximum loan offered is $1 million.

  In fiscal 1997, the Bank plans to introduce a middle-market business banking program which will focus primarily on businesses with annual sales between $10 million to $75 million, but will also accommodate businesses with annual sales of up to $150 million. The Bank will offer business checking accounts, zero balance accounts, sweep capabilities into money market mutual funds, standby and commercial letters of credit, revolving lines of credit and term loans with a maximum limit of $15 million. Specific loan terms will be determined based upon the financial strength of the borrower, the amount of credit granted, and the type and quality of collateral available.

  In contrast to the asset-based lending previously engaged in by the Bank's subsidiaries, Glendale Federal intends that the commercial loans originated through its new business banking programs will be cash flow and credit based, with collateral being taken for the purpose of providing additional security for repayment. In this respect, this activity more closely resembles traditional community business banking rather than the commercial finance company activities formerly conducted by the Bank's subsidiaries. In implementing the new middle-market business banking program, the Bank is taking a phased-in approach that will enable management to evaluate the market acceptance and credit risk of this program.

CONSUMER BANKING

  The goal of consumer banking is to increase the number and balance of low-cost demand deposit accounts as well as the number and balance of higher-yielding consumer lending products. The focus of consumer banking in fiscal 1996, and into fiscal 1997, has been on the Bank's new Infinity account. This account, patterned after cash management accounts used by many financial services companies, will allow customers to manage their finances, including checking, money market, savings, certificates of deposit, borrowings and investments, through the use of a single statement. The customer will have the ability to transfer funds to and from checking or money market accounts or transfer funds to and from a GLENFED Brokerage account for investment in stocks, bonds or mutual funds.

  The Infinity account is expected to increase the Bank's demand deposit and money market accounts, which carry a lower interest cost to the Bank than the certificate of deposit account that has been the traditional source of deposit funding for thrifts. On the lending side, the Infinity account is expected to encourage the use of secured and unsecured lines of credit that carry higher yields than single-family loans. These line of credit products include a home equity line of credit, a line of credit secured by a savings deposit, and an unsecured line of credit.

REAL ESTATE LENDING

  Currently, the Bank's principal lending activity is the purchase or origination of loans secured by single-family residential real estate. Before fiscal 1992, the Bank originated significant amounts of income property loans (loans secured by multi-family residential and non-residential properties), construction loans, a variety of consumer loan products and commercial loans on the security of business inventories, receivables and other types of assets ("asset-based" lending) through its commercial finance subsidiaries. Income property and asset-based lending activities have been discontinued with lending currently restricted to refinancing existing loans, loans made to finance the disposition of real estate acquired in settlement of loans ("REO") or to fulfill existing commitments under lines of credit.

  The largest portion of the Bank's loans are made to homeowners on the security of single-family residences for the purpose of enabling them to purchase or refinance such property. The Bank's real estate loans are predominantly "conventional" loans, which means that they are not insured or guaranteed by any government-associated entity. Most of the Bank's single-family residential permanent loan contracts provide for amortization of principal over 30 years. These loans, however, have remained outstanding for much shorter periods because the original loans have been refinanced or the borrowers have repaid the loans in full upon sale of the properties securing the loans, or the underlying collateral has been acquired in settlement of the loan.

  The Bank has generally limited the types of loans originated or purchased for its own portfolio to adjustable-rate mortgage loans ("ARMs") (loans bearing interest rates that adjust periodically with reference to an index), call-date loans (short-term, fixed-rate loans, the payments on which do not fully amortize the initial principal amount of the loans) and loans with rates that are fixed for up to five years and then convert to adjustable rates for the remainder of the loan term. In the past, fixed-rate loans were primarily originated for sale in the secondary market. However, beginning in the fourth quarter of fiscal 1994 as part of the Bank's business and asset and liability management strategies, Glendale Federal originated and purchased for its own portfolio fixed-rate loans which met certain yield and other guidelines. The Bank may continue to originate and/or purchase such loans for its own portfolio in fiscal 1997 if the loans meet certain yield and other guidelines.

  The ARM programs offered by the Bank provide for interest rates that adjust either monthly, semi-annually or annually, beginning three, six or twelve months from the inception of the loan, based primarily on changes in the average weekly yield on specified maturities of U.S. Treasury securities or on changes in the monthly weighted average cost of funds for savings institutions in the Eleventh District of the Federal Home Loan Bank System ("COFI"). Adjustments to the required monthly payment of principal and interest on such loans occur either monthly, semi-annually or annually, depending on the loan program selected by the borrower. The Bank has placed greater emphasis on the origination of loans whose rates are tied to U.S. Treasury securities since this index is more sensitive to changes in market rates. The Bank also offers several programs that provide for interest rates that are fixed for up to five years and then convert to adjustable rates tied to the same Treasury indices as certain of the Bank's other ARM products. In August 1996, the Bank introduced a new ARM product whose terms allow for negative amortization and provide for an index tied to one-month London Interbank Offered Rates ("LIBOR"), which index adjusts monthly, and monthly payments which adjust annually. This product was introduced because of its favorable repricing characteristics and because it represents a product which management believes will be competitive with other lenders' offerings.

  While ARMs have the advantage of reducing an institution's sensitivity to interest rate fluctuations, they present certain risks not associated with traditional fixed-rate mortgages. These include: (1) the risk that the borrower, having qualified for the loan based upon interest rates prevailing at the time of origination, may be unable to make the higher payments required under the ARM when increases in the applicable index rates increase the rate payable on the loan; and (2) the risk that "negative amortization" of principal (that is, addition of a portion of monthly interest accruals to the principal amount of the loan) may occur in those ARMs which provide for limits in the monthly payment increase and do not correspondingly limit the rate increase. The Bank attempts to mitigate these risks by the use of underwriting standards that include analyzing the financial impact to the borrower resulting from payment adjustments, and which require borrowers to qualify at the greater of the initial interest rate plus the first annual adjustment or at a predetermined interest rate based on loan-to-value ("LTV").

  Loans with an LTV in excess of 80% require private mortgage insurance or, if they meet certain criteria, can be made without mortgage insurance at higher interest rates and fees at the option of the loan applicant. These loans are priced higher in rate, fee and margin than those for which mortgage insurance is obtained to recognize the increased credit risk assumed by the Bank. This option is available only on loans with a maximum loan amount of $300,000 and an LTV ratio of no more than 90%, where the purpose of the loan is to purchase, or to refinance an existing Glendale Federal loan secured by a one-unit, single-family residence. This alternative is only available on loans that do not have negative amortization features.

  As of June 30, 1996 and 1995, the balances of loans owned by the Bank that were subject to negative amortization totaled approximately $3.5 billion and $3.9 billion, respectively, including cumulative negative amortization at such dates of approximately $1.4 million and $4.7 million, respectively. Approximately 75% of such loans are secured by multi-family or non-residential real estate.

  Effective in April 1994, Glendale Federal implemented a correspondent lending program in which the Bank purchased loans originated by unaffiliated mortgage lenders and brokers. Loans originated by these lenders and brokers are subject to the same underwriting standards as those used by the Bank in its own lending and are accepted for purchase by the Bank only after approval by Glendale Federal's underwriters. The Bank began phasing out this program during fiscal 1996 and the program has been discontinued for fiscal 1997. Loans purchased by the Bank under this program totaled $52.8 million, $195.5 million and $12.1 million in fiscal 1996, 1995 and 1994, respectively.

  In fiscal 1995, Glendale Federal implemented a wholesale lending program in which the Bank originates mortgage loans through approved independent mortgage loan brokers. Loans submitted to the Bank by mortgage loan brokers are accepted for funding by the Bank only after approval by the Bank's loan underwriters using the Bank's normal underwriting standards. Loans originated by the Bank under this program totaled $61.6 million in fiscal 1996 and $8.6 million in fiscal 1995.

  Loan applications and related information are forwarded by the branch personnel or loan agents to a loan processing center where loan processing personnel complete the underwriting and documentation process and where lending decisions are made by the Bank's underwriters. The Bank's loan approval process is intended to assess the applicant's ability to repay the loan and the underlying security. Loan underwriters analyze the loan application and the property involved and approve or deny the requested loan or, depending on the amount of the loan, submit the loan for approval to designated senior levels of authority. As part of the real estate loan application process for most of its products, the Bank obtains information concerning the income, financial condition, employment and credit history of the applicant while qualified staff appraisers, and in certain circumstances independent appraisers, inspect and appraise the security property. Appraisals necessarily entail assumptions and subjective judgments regarding a variety of matters. Accordingly, qualified appraisal professionals, including those employed by regulatory authorities, can and do reach different conclusions as to the value of the same or similar properties. The conclusions as to value reached in such appraisals are subject to the effects of changes in relevant real estate markets, the economy in general and other factors beyond the Bank's control. To assure the quality of its appraisals, the Bank utilizes an appraisal review process that includes procedures pursuant to which a substantial portion of the appraisal reports prepared are reviewed for accuracy of calculations and reasonableness of estimates by an experienced review appraiser.

  For all first trust deed and second trust deed term loans secured by real estate, the Bank requires title insurance insuring the priority of its lien, fire and extended coverage casualty insurance, and may also require flood insurance if appropriate in order to protect the Bank's interest in the security property. Substantially all fixed-rate loans in the Bank's loan portfolio contain a "due on sale" clause providing that the Bank may declare the unpaid principal amount due and payable upon the sale of the property securing the loan. While the enforceability of due on sale clauses in certain mortgage instruments has been restricted in some states, including California, federal law generally pre-empts certain of these state restrictions. Although the ARMs in the Bank's portfolio contain a "due on sale" clause, an ARM is generally transferable to a purchaser of the security property if the purchaser meets the Bank's underwriting standards.

 Loan Purchase Activity

  The Bank purchases whole single-family residential real estate loans primarily in the secondary mortgage market to supplement its retail loan originations. The servicing rights for these whole loans are typically retained by the seller. The Bank pays a fee to the servicer, generally from 0.25% to 0.50% per year on the unpaid principal balances of the mortgages, as the mortgage payments are collected by the servicer. The Bank determines the timing and amount of its whole loan purchases based on available liquidity, current asset yields and the interest rate risk management policy adopted by the

Bank. The Bank's investment and underwriting policies governing purchased loans are the same as the policies for originated single-family residential loans. Whole loans are purchased by the Bank only after the Bank's loan underwriting staff performs a review of a representative sample of the loan pools.

  The Bank's portfolio of mortgage loans serviced by other institutions (the "LSBO Portfolio") is managed separately from the portfolio of loans owned and serviced by the Bank. To reduce the Bank's loss exposure, Glendale Federal has implemented procedures designed to monitor and analyze the LSBO Portfolio and to ensure the servicer's compliance with the servicing agreement. A majority of the loans in this portfolio were originated during the last three years. At June 30, 1996, 98% of the LSBO Portfolio was secured by single-family residential real estate.

  The following tables set forth the composition of the Bank's LSBO Portfolio by note type and by state as of the dates indicated (dollars in thousands):

                                                         JUNE 30
                                              --------------------------------
                                                 1996        1995       1994
                                              ----------  ----------  --------
Adjustable-rate.............................. $2,058,956  $  371,884  $151,555
Fixed-rate...................................  1,068,635   1,358,107   486,685
Fixed-rate converting to adjustable-rate.....     16,256      20,194       --
                                              ----------  ----------  --------
                                              $3,143,847  $1,750,185  $638,240
                                              ==========  ==========  ========
  Weighted average rate on portfolio at end
   of period.................................       7.37%       7.74%     7.07%
                                              ==========  ==========  ========
                                                         JUNE 30
                                              --------------------------------
                                                 1996        1995       1994
                                              ----------  ----------  --------
California................................... $1,442,451  $  581,305  $243,417
New York.....................................    233,659     116,303    35,138
New Jersey...................................    137,311      98,215    34,493
Florida......................................    123,122     112,798    83,062
Other (1)....................................  1,207,304     841,564   242,130
                                              ----------  ----------  --------
                                              $3,143,847  $1,750,185  $638,240
                                              ==========  ==========  ========

--------
(1) The state with the largest balance in the "Other" category was Illinois with $101,094 at June 30, 1996; Virginia with $81,814 at June 30, 1995;
    and Massachusetts with $29,510 at June 30, 1994.

  The loan products purchased by the Bank are determined by management's assessment of the economic and interest rate environment, among other things. The yield to the Bank on these purchased portfolios varies from the underlying rate on the portfolios and includes amortization and accretion of purchase discounts and premiums. In fiscal 1996, the Bank primarily purchased adjustable-rate loans due to management's forecast of a rising short-term interest rate environment. In fiscal 1995 and the second half of fiscal 1994, management's forecast was for a stable interest rate environment and the yields on fixed-rate mortgage loans were high enough to justify the purchase and retention of these loans in the Bank's loan portfolio. The largest concentration of loans purchased is secured by property in California, but loan packages purchased also contain a diversified portfolio of loans that are secured by property in other states.

                                LOANS RECEIVABLE

LOAN PORTFOLIO COMPOSITION

  The following table summarizes the composition of Glendale Federal's loan portfolio by property type as of the dates indicated (dollars in thousands):

                                                    JUNE 30
                          ---------------------------------------------------------------
                             1996         1995         1994         1993         1992
                          -----------  -----------  -----------  -----------  -----------
Real estate loans:
 Residential loans:
 Existing structures:
  1-4 units.............  $ 7,535,048  $ 6,292,589  $ 5,481,781  $ 5,931,276  $ 6,897,651
  5-36 units............    1,559,097    1,666,032    1,895,203    2,131,565    2,232,788
  37 or more units......      400,415      478,803      556,440      678,308      792,091
 Construction:
  1-4 units.............       16,794        2,113       35,602       23,834       66,244
  5-36 units............        5,445        7,624       25,574       55,771      100,413
  37 or more units......          --           --         7,748       24,891       28,363
 Land loans.............       18,250       36,251       40,888       90,553      135,126
 Non-residential loans:
  Existing structures...    1,338,975    1,593,839    1,749,988    1,977,828    2,098,915
  Construction..........          --           500        8,870       12,512       42,754
 Home equity and
  improvement loans.....       28,470       30,468       74,966      100,015      166,772
                          -----------  -----------  -----------  -----------  -----------
    Total real estate
     loans..............   10,902,494   10,108,219    9,877,060   11,026,553   12,561,117
                          -----------  -----------  -----------  -----------  -----------
Non-real estate loans:
 Consumer auto and
  recreational
  vehicle loans.........       17,588       24,739       37,855       64,424      121,983
 Deposit account loans..       17,113       17,571       20,383       27,071       32,772
 Other consumer loans...       38,457       38,293       48,811       72,864      218,167
                          -----------  -----------  -----------  -----------  -----------
    Subtotal consumer
     loans..............       73,158       80,603      107,049      164,359      372,922
 Commercial loans.......       10,391       22,844       47,212       84,910      217,366
                          -----------  -----------  -----------  -----------  -----------
    Total non-real
     estate loans.......       83,549      103,447      154,261      249,269      590,288
                          -----------  -----------  -----------  -----------  -----------
Total gross loans
 receivable.............   10,986,043   10,211,666   10,031,321   11,275,822   13,151,405
Unearned discounts (net
 of premiums)...........      (34,772)     (70,038)     (50,407)     (12,175)     (16,443)
Undisbursed loan funds..      (12,160)      (4,653)     (22,215)     (27,724)     (48,789)
Deferred loan fees......      (24,446)     (28,536)     (42,205)     (51,102)     (63,716)
Allowance for loan loss-
 es.....................     (186,756)    (209,142)    (320,714)    (334,782)    (281,429)
                          -----------  -----------  -----------  -----------  -----------
Loans receivable, net...  $10,727,909  $ 9,899,297  $ 9,595,780  $10,850,039  $12,741,028
                          ===========  ===========  ===========  ===========  ===========
Weighted average yield
 on
 loan portfolio
 at end of year.........         7.74%        7.91%        6.87%        7.08%        8.18%
                          ===========  ===========  ===========  ===========  ===========

  The following table sets forth the changes in the composition of the Bank's loan portfolio for the periods indicated (dollars in thousands):

                                             YEARS ENDED JUNE 30
                          -------------------------------------------------------------
                             1996        1995        1994         1993         1992
                          ----------  ----------  -----------  -----------  -----------
Loans originated(1).....  $  713,857  $  805,897  $ 1,747,519  $ 1,565,584  $ 2,331,073
Loans purchased(2)......   2,107,509   1,549,955      521,357      111,423       91,034
Union Federal loans
 acquired(3)............         --      398,635          --           --           --
(Increase) decrease in
 allowance for loan
 losses.................      22,386     111,572       14,068      (53,353)      (6,236)
Accretion of net
 unearned discount(4)...      12,618       8,394        6,464        4,007       12,713
                          ----------  ----------  -----------  -----------  -----------
    Total additions.....   2,856,370   2,874,453    2,289,408    1,627,661    2,428,584
                          ----------  ----------  -----------  -----------  -----------
Principal repayments....   1,430,312     892,977    1,252,503    1,781,121    2,742,953
Loans sold..............     275,428     156,494      348,838      388,568    1,244,489
University Savings loans
 sold...................         --      815,406          --           --           --
Principal reductions due
 to
 foreclosures...........     186,157     294,822      328,022      387,808      299,147
Loans exchanged for
 mortgage-backed
 securities.............     145,826     268,436    1,470,844      882,908    1,676,873
Increase (decrease) in
 loans in process.......       7,507     (11,073)      (5,509)     (21,065)    (101,273)
Other changes...........     (17,472)    153,874      148,969       99,310      253,437
                          ----------  ----------  -----------  -----------  -----------
    Total reductions....   2,027,758   2,570,936    3,543,667    3,518,650    6,115,626
                          ----------  ----------  -----------  -----------  -----------
Net increase (decrease)
 in loans...............  $  828,612  $  303,517  $(1,254,259) $(1,890,989) $(3,687,042)
                          ==========  ==========  ===========  ===========  ===========
Weighted average yield
 on loans originated
 during the year........        7.90%       8.08%        6.17%        6.93%        8.84%
                          ==========  ==========  ===========  ===========  ===========
Weighted average yield
 on loans purchased dur-
 ing the year...........        6.78%       8.68%        8.69%        8.41%       10.08%
                          ==========  ==========  ===========  ===========  ===========

--------
(1) Net of refinanced portion of the Bank's loans, which amounted to, in the years ended June 30: 1996--$153,449; 1995--$61,553; 1994--$390,370; 1993--
    $329,263; and 1992--$424,438.
(2) Includes loans purchased under the Bank's correspondent lending program totaling $52,782, $195,465 and $12,063 in fiscal 1996, 1995 and 1994, respectively.
(3) For information regarding the Union Federal transaction, see Note 4 of the Notes to Consolidated Financial Statements. The weighted average yield of these loans was 7.94%.
(4) Includes accretion of discount and amortization of premium on acquired loans.

  The following table summarizes Glendale Federal's loan originations, including the refinanced portion of the Bank's loans, for the periods indicated (in thousands):

                                             YEARS ENDED JUNE 30
                              --------------------------------------------------
                                1996     1995      1994       1993       1992
                              -------- -------- ---------- ---------- ----------
Fixed........................ $371,611 $152,921 $  655,341 $  749,680 $1,459,541
Convertible/fixed............  243,436  270,693    690,759        --         --
ARM..........................  164,817  296,380    636,912  1,008,730    865,944
Call-date....................   43,595  109,322     69,778     40,243     73,276
Construction/tract...........   21,957   19,337     66,279     70,074    128,494
                              -------- -------- ---------- ---------- ----------
  Total real estate..........  845,416  848,653  2,119,069  1,868,727  2,527,255
Consumer.....................   20,504   18,797     18,820     24,420    220,054
Commercial...................    1,386      --         --       1,700      8,202
                              -------- -------- ---------- ---------- ----------
                              $867,306 $867,450 $2,137,889 $1,894,847 $2,755,511
                              ======== ======== ========== ========== ==========

  As of June 30, 1996, approximately $1.9 billion of fixed-rate loans and $8.9 billion of adjustable-rate loans were contractually due after one year. The following table summarizes the remaining contractual maturities of the Bank's gross loan portfolio as of June 30, 1996 (in thousands):

                          REAL ESTATE REAL ESTATE
                           MORTGAGE   CONSTRUCTION CONSUMER COMMERCIAL
                             LOANS       LOANS      LOANS     LOANS       TOTAL
                          ----------- ------------ -------- ---------- -----------
Due in year 1...........  $   147,578   $13,682    $33,421   $ 5,462   $   200,143
Due in year 2...........      115,358     8,557      3,610       724       128,249
Due in year 3...........      124,116       --       3,194       843       128,153
Due after year 3 through
 year 5.................      221,052       --      11,050       876       232,978
Due after year 5 through
 year 10................      772,118       --      17,546     2,435       792,099
Due after year 10
 through year 15........      282,822       --       3,929       --        286,751
Due after year 15.......    9,217,211       --         408        51     9,217,670
                          -----------   -------    -------   -------   -----------
                          $10,880,255   $22,239    $73,158   $10,391   $10,986,043
                          ===========   =======    =======   =======   ===========

  Actual repayments may differ from contractual maturities as borrowers generally have the right to prepay loans.

DELINQUENCIES

  When a borrower fails to make a required payment on a loan and does not promptly cure the delinquency, the loan is classified as delinquent. In this event, the normal procedure followed by the Bank is to contact the borrower at prescribed intervals in an effort to bring the loan to a current status. If a delinquency is not cured by the use of this procedure, foreclosure proceedings are typically instituted by the Bank by the ninetieth day of delinquency.

  The following table presents the principal amount and percentage of the Bank's loan delinquencies, in each case by property type, as of the dates indicated (dollars in thousands):

                            % OF TYPE OF          % OF TYPE OF          % OF TYPE OF          % OF TYPE OF          % OF TYPE OF
                               GROSS                 GROSS                 GROSS                 GROSS                 GROSS
                   JUNE 30,    LOANS     JUNE 30,    LOANS     JUNE 30,    LOANS     JUNE 30,    LOANS     JUNE 30,    LOANS
                     1996    RECEIVABLE    1995    RECEIVABLE    1994    RECEIVABLE    1993    RECEIVABLE    1992    RECEIVABLE
                   -------- ------------ -------- ------------ -------- ------------ -------- ------------ -------- ------------
Single-family 1-4
units:
 31-60 Days......  $ 57,047     0.75%    $ 57,979     0.92%    $ 44,181     0.79%    $ 66,279     1.09%    $ 87,016     1.22%
 61-90 Days......    18,416     0.24       26,460     0.42       21,919     0.39       28,054     0.47       31,245     0.44
 Over 90 Days....   119,978     1.59      110,761     1.75      127,556     2.28      169,776     2.80      169,248     2.37
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                    195,441     2.58      195,200     3.09      193,656     3.46      264,109     4.36      287,509     4.03
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
Multi-family 5-36
units:
 31-60 Days......     9,528     0.61       19,249     1.15       59,663     3.11       50,198     2.29       43,719     1.87
 61-90 Days......     7,601     0.49       11,433     0.68       26,841     1.40       15,377     0.71        9,561     0.41
 Over 90 Days....    25,595     1.63       32,804     1.96       96,920     5.04       91,928     4.20       67,334     2.89
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                     42,724     2.73       63,486     3.79      183,424     9.55      157,503     7.20      120,614     5.17
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
Multi-family 37
or more units:
 31-60 days......     2,126     0.53        4,079     0.85       14,434     2.56       29,166     4.15       20,052     2.44
 61-90 days......       --       --         3,202     0.67        8,682     1.54       29,822     4.24       21,555     2.63
 Over 90 days....    14,461     3.61       13,371     2.79       66,254    11.74       62,175     8.84       59,523     7.26
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                     16,587     4.14       20,652     4.31       89,370    15.84      121,163    17.23      101,130    12.33
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
Non-residential:
 31-60 Days......     3,169     0.23       19,789     1.21       31,637     1.76       59,580     2.86       42,824     1.88
 61-90 Days......     2,762     0.20        6,409     0.39       25,767     1.43       10,393     0.50        7,800     0.34
 Over 90 Days....    17,907     1.33       39,588     2.43      152,415     8.47      192,645     9.26      143,618     6.31
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                     23,838     1.76       65,786     4.03      209,819    11.66      262,618    12.62      194,242     8.53
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
Commercial:
 31-60 Days......        38     0.37          --       --           952     2.02        1,324     1.56        9,996     4.60
 61-90 Days......       --       --            90     0.39          --       --           --       --         5,506     2.53
 Over 90 Days....       --       --           --       --         5,025    10.64        5,857     6.90       19,207     8.84
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                         38     0.37           90     0.39        5,977    12.66        7,181     8.46       34,709    15.97
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
Consumer:
 31-60 Days......     1,081     1.48        2,206     2.74        3,504     3.27        5,172     3.15       12,666     3.40
 61-90 Days......       612     0.84          941     1.17        1,040     0.97        2,245     1.37        4,389     1.17
 Over 90 Days....     1,001     1.36          906     1.12        1,711     1.60        4,477     2.72       11,563     3.10
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                      2,694     3.68        4,053     5.03        6,255     5.84       11,894     7.24       28,618     7.67
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
Total:
 31-60 Days......    72,989     0.66      103,302     1.01      154,371     1.54      211,719     1.88      216,273     1.64
 61-90 Days......    29,391     0.27       48,535     0.48       84,249     0.84       85,891     0.76       80,056     0.61
 Over 90 Days....   178,942     1.63      197,430     1.93      449,881     4.48      526,858     4.67      470,493     3.58
                   --------     ----     --------     ----     --------    -----     --------    -----     --------    -----
                   $281,322     2.56%    $349,267     3.42%    $688,501     6.86%    $824,468     7.31%    $766,822     5.83%
                   ========     ====     ========     ====     ========    =====     ========    =====     ========    =====

NON-ACCRUAL LOANS

  All loans delinquent for more than 90 days are placed on non-accrual status. Loans delinquent 90 days or less are placed on non-accrual status if the borrower is deemed by management to be unable to continue performance. As of June 30, 1996 and 1995, loans 90 days or less delinquent totaling $13.5 million and $46.8 million, respectively, had been placed on non-accrual status. Placement of loans on non-accrual status does not necessarily mean the outstanding loan principal will not be collected but rather that timely collection of principal and interest is in question. When a loan is placed on non-accrual status, interest accrued but not received is reversed.

  A non-accrual loan may be restored to accrual status when principal and interest payments are brought current or when brought to 90 days or less delinquent and continuing payment of principal and interest is expected. The amount of interest income which would have been recorded in fiscal 1996, 1995 and 1994 had the Bank's non-accrual loans been current in accordance with their original terms was $16.3 million, $19.1 million and $37.9 million, respectively. The amount of interest income on these loans that was included in net earnings in fiscal 1996, 1995 and 1994 was $5.8 million, $5.5 million and $10.1 million, respectively. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Balance Sheet Analysis--Non-Performing Assets and Restructured Loans" for further discussion of non-accrual loans.

  The following table shows the Bank's non-accrual loans by property type as of the dates indicated (in thousands):

                                                      JUNE 30
                                    --------------------------------------------
                                      1996     1995     1994     1993     1992
                                    -------- -------- -------- -------- --------
Single-family 1-4 units............ $119,978 $111,881 $130,554 $177,294 $174,610
Multi-family:
  5-36 units.......................   33,123   50,487  112,400  126,501   85,584
  37 or more units.................   14,461   21,255   84,937   95,618   76,093
Non-residential....................   23,860   59,430  172,897  227,874  148,731
                                    -------- -------- -------- -------- --------
  Total real estate................  191,422  243,053  500,788  627,287  485,018
Commercial.........................       22      283    6,044   18,028   51,061
Consumer...........................    1,001      906    1,711    4,477   11,563
                                    -------- -------- -------- -------- --------
                                    $192,445 $244,242 $508,543 $649,792 $547,642
                                    ======== ======== ======== ======== ========

  The following table further identifies the Bank's non-accrual loans by state and by property type as of June 30, 1996 (in thousands):

                                              CALIFORNIA FLORIDA OTHER   TOTAL
                                              ---------- ------- ------ --------
Single-family 1-4 units......................  $100,515  $13,305 $6,158 $119,978
Multi-family:
  5-36 units.................................    33,123      --     --    33,123
  37 or more units...........................    13,943      518    --    14,461
Non-residential:
  Office buildings...........................     8,230      --     --     8,230
  Shopping centers...........................     6,635    1,330    --     7,965
  Industrial park............................     1,886      --     --     1,886
  Land.......................................     2,709      --     --     2,709
  Commercial/industrial......................     1,501      --   1,569    3,070
                                               --------  ------- ------ --------
  Total non-residential......................    20,961    1,330  1,569   23,860
Commercial...................................        22      --     --        22
Consumer.....................................     1,001      --     --     1,001
                                               --------  ------- ------ --------
                                               $169,565  $15,153 $7,727 $192,445
                                               ========  ======= ====== ========

RESTRUCTURED LOANS

  The Bank has agreed to modifications in the form of interest rate and other concessions on certain existing single-family, multi-family residential and non-residential loans under terms not generally available in order to maximize the recovery of its loans that are not performing under their original terms. Interest income with respect to these restructured loans would have been $0.9 million, $3.3 million and $2.4 million in fiscal 1996, 1995 and 1994, respectively, under their original terms. Actual interest income recognized by the Bank with respect to these restructured loans was $0.7 million, $2.6 million and $2.1 million in fiscal 1996, 1995 and 1994, respectively. Restructured loans are placed on non-accrual status if they become more than 90 days delinquent or the borrower otherwise fails, or is not expected, to perform in accordance with the restructure agreement. See Note 1 of the Notes to Consolidated Financial Statements for additional discussion of the Bank's accounting policy with respect to restructured loans.

  The following table shows the Bank's restructured loans by property type as of the dates indicated (in thousands):

                                                         JUNE 30
                                          --------------------------------------
                                           1996   1995    1994    1993    1992
                                          ------ ------- ------- ------- -------
Single-family 1-4 units.................. $3,222 $ 4,601 $   --  $   --  $   --
Multi-family:
  5-36 units.............................  2,197  10,717   5,338  12,451     --
  37 or more units.......................  2,251   7,462  14,456  25,053  20,445
Non-residential..........................  1,524  15,762  14,424  45,873  52,313
                                          ------ ------- ------- ------- -------
                                          $9,194 $38,542 $34,218 $83,377 $72,758
                                          ====== ======= ======= ======= =======

  The following table further identifies the Bank's restructured loans by state and property type as of June 30, 1996 (in thousands):

                                                       CALIFORNIA FLORIDA TOTAL
                                                       ---------- ------- ------
Single-family 1-4 units...............................   $2,950    $272   $3,222
Multi-family:
  5-36 units..........................................    2,197     --     2,197
  37 or more units....................................    2,251     --     2,251
Non-residential:
  Office buildings....................................    1,524     --     1,524
                                                         ------    ----   ------
                                                         $8,922    $272   $9,194
                                                         ======    ====   ======

POTENTIAL PROBLEM ASSETS

 Impaired Loans

  Impaired loans are carried on the Bank's accounting records at either the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or at the fair value of the collateral securing the loan less selling costs. Impaired loans exclude large groups of smaller balance homogeneous loans that are collectively evaluated for impairment. For the Bank, loans collectively reviewed for impairment include all single-family loans and performing multi-family and non-residential real estate loans ("income property loans") having principal balances of less than $1 million, excluding loans which have entered the workout process.

  The Bank considers a loan to be impaired when, based upon current information and events, the Bank believes it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The Bank's impaired loans include non-accrual income property loans, non-accrual single-family loans or borrowing relationships with unpaid balances greater than $500,000, troubled debt restructurings, and certain performing loans. While a loan is on non-accrual status, interest is recognized only as cash is received and if no portion of the loan's balance is classified "Doubtful." Impaired loans may be left on accrual status during the period the Bank is pursuing repayment of the loan. Such loans are placed on non-accrual status at the point either: (1) they become 90 days delinquent; or (2) the Bank determines the borrower is incapable of, or has ceased efforts toward, servicing the loan. The Bank carries these impaired loans on its books at the fair value of the collateral properties securing the loans less selling costs. Impairment losses are recognized through an increase in the allowance for loan losses and a corresponding charge to the provision for loan losses. Adjustments to impairment losses due to changes in the fair value of impaired loans' collateral properties are included in the provision for loan losses. When an impaired loan is either sold, transferred to REO or written down, any related valuation allowance is charged-off against the allowance for loan losses. At June 30, 1996 and 1995, the recorded investment in loans which have been identified by the Bank as impaired totaled $158.8 million and $262.7 million, respectively, and the total specific allowance for loan losses related to such loans was $26.5 million and $19.7 million, respectively. See
Note 7 of the Notes to Consolidated Financial Statements for additional information regarding impaired loans.

 Classification of Assets

  Savings institutions are required under applicable law and regulations to review their assets on a regular basis and to classify them as "satisfactory", "special mention", "substandard", "doubtful" or "loss". An asset which possesses no apparent weakness or deficiency is designated "satisfactory". An asset which possesses weaknesses or deficiencies deserving close attention is designated as "special mention". An asset, or a portion thereof, is generally classified as "substandard" if it possesses a well-defined weakness which could jeopardize the timely liquidation of the asset or realization of the collateral at the asset's book value. Thus, these assets are characterized by the possibility that the institution will sustain some loss if the deficiencies are not corrected. An asset, or portion thereof, is classified as "doubtful" if a probable loss of principal and/or interest exists but the amount of the loss, if any, is subject to the outcome of future events which are undeterminable at the time of classification. If an asset, or portion thereof, is classified as "loss", the Bank either establishes a specific valuation allowance equal to the amount classified as loss or charges off such amount. The Regional Director of the Office of Thrift Supervision ("OTS") has the authority to approve, disapprove or modify any asset classification or any amount established as an allowance pursuant to such classification. The Bank monitors the level of assets within each of the asset classification categories and utilizes this information along with a review of the underlying collateral and other factors in determining the appropriate level of loss allowances it maintains from period to period. See "Credit Loss Experience" below for further information.

SIGNIFICANT LOAN CONCENTRATIONS

  Most of the Bank's gross loan portfolio consists of loans with individual balances of less than $1 million. At June 30, 1996 the Bank's largest borrower had two loans outstanding totaling $31.0 million, both of which are performing and are secured by an office building in Northern California. The second largest borrower at that date had three loans outstanding totaling $21.2 million, all of which are performing and are secured by multi-family residences. The third largest borrower at that date was an investor in multi-family housing projects in Southern California with 18 loans outstanding totaling $18.5 million, of which four loans totaling $3.4 million were non-performing. The fourth largest borrower at that date had eight performing loans secured by multi-family residential and non-residential properties with a balance outstanding totaling $16.8 million. The fifth largest borrower at that date had one performing loan secured by a shopping center in Southern California with a balance outstanding of $16.7 million. The Bank had borrowing relationships exceeding $10 million with each of seven other borrowers at June 30, 1996, all of which loans are performing.

  The Bank's single-family residential and consumer loans are relatively homogeneous and typically no single loan is individually significant in terms of size or risk of loss. The Bank reviews most of its single-family residential and consumer portfolios by analyzing the performance and the composition of these portfolios as a whole. The Bank's monitoring process for non-homogeneous multi-family residential, non-residential and commercial loans encompasses a periodic review of the individual loans. The Bank reviews-- annually if rated "satisfactory" or quarterly if rated "special mention", "substandard", "doubtful", or "loss"--any loan with an unpaid principal balance of more than $1 million, and of any relationship with a single borrower whose aggregate loan balances exceed $3 million. The Bank maintains special departments with responsibility for resolving problem loans and selling foreclosed real estate to facilitate these processes. The reviews are based on information available and generally include analysis of operating statements, occupancy levels, debt coverage, the condition and the appraised value of the collateral, the borrower's financial strength and other factors.

CREDIT LOSS EXPERIENCE

  Credit losses are inherent in the business of lending. The allowance for loan losses is established based on management's assessment of trends in the homogeneous portfolio as well as the results of management's periodic review of the loans in the non-homogeneous portfolio. Specific valuation allowances are established for impaired loans at the difference between the loan amount and the fair value of collateral less estimated selling costs. The general allowance for loan losses is based upon a number of factors, including asset classification, historical loss experience, loan portfolio composition, industry experience, prevailing and forecasted economic and market conditions and management's judgment. Since the factors on which the general allowance is based are subject to change from time to time as a result of changes in relevant conditions and management's knowledge thereof, no assurance can be given that additional provisions for loss will not be required in future periods as a result of changes in economic and market conditions, management's assessments thereof or other factors. The OTS and the Federal Deposit Insurance Corporation ("FDIC"), as part of their examination process, review the Bank's allowances for estimated losses and may require the Bank to make additions to such allowances based on their judgments of the information available to them at the time of their examination.

  A summary of activity in the allowance for loan losses during the periods indicated is set forth below (dollars in thousands):

                                         YEARS ENDED JUNE 30
                           ----------------------------------------------------
                             1996      1995       1994       1993       1992
                           --------  ---------  ---------  ---------  ---------
Balance at beginning of
 period..................  $209,142  $ 320,714  $ 334,782  $ 281,429  $ 275,193
Provision for loan
 losses..................    40,350     66,150    139,726    251,261    314,437
                           --------  ---------  ---------  ---------  ---------
                            249,492    386,864    474,508    532,690    589,630
                           --------  ---------  ---------  ---------  ---------
Charge-offs:
  Single-family 1-4
   units.................   (33,617)   (37,194)   (43,248)   (44,467)   (28,534)
  Multi-family:
   5-36 units............   (13,175)   (54,314)   (39,743)   (24,555)   (11,006)
   37 or more units......    (7,923)   (33,932)   (28,149)   (22,047)   (19,671)
  Non-residential........   (14,490)   (73,602)   (43,675)   (86,761)  (102,645)
                           --------  ---------  ---------  ---------  ---------
   Total real estate.....   (69,205)  (199,042)  (154,815)  (177,830)  (161,856)
  Commercial.............      (974)    (2,340)    (6,353)   (25,415)  (115,981)
  Consumer...............    (2,842)    (4,595)    (6,904)   (21,062)   (40,722)
                           --------  ---------  ---------  ---------  ---------
    Total charge-offs....   (73,021)  (205,977)  (168,072)  (224,307)  (318,559)
                           --------  ---------  ---------  ---------  ---------
Recoveries:
  Single-family 1-4
   units.................       149        334      1,013      2,744      1,986
  Multi-family:
   5-36 units............       288        --         440         93        265
   37 or more units......       231        800        878      1,785        980
  Non-residential........     2,929      9,572      2,339      3,251      2,063
                           --------  ---------  ---------  ---------  ---------
   Total real estate.....     3,597     10,706      4,670      7,873      5,294
  Commercial.............     5,590      4,748      6,873     14,034      3,224
  Consumer...............     1,098      1,840      2,735      4,492      1,840
                           --------  ---------  ---------  ---------  ---------
    Total recoveries.....    10,285     17,294     14,278     26,399     10,358
                           --------  ---------  ---------  ---------  ---------
    Net charge-offs......   (62,736)  (188,683)  (153,794)  (197,908)  (308,201)
                           --------  ---------  ---------  ---------  ---------
University Savings (1):
  Single-family 1-4
   units.................       --      (2,389)       --         --         --
  Multi-family:
   5-36 units............       --      (1,282)       --         --         --
   37 or more units......       --        (401)       --         --         --
  Non-residential........       --      (2,127)       --         --         --
                           --------  ---------  ---------  ---------  ---------
    Total real estate....       --      (6,199)       --         --         --
  Consumer...............       --        (190)       --         --         --
                           --------  ---------  ---------  ---------  ---------
    Total University
     Savings.............       --      (6,389)       --         --         --
                           --------  ---------  ---------  ---------  ---------
Union Federal (2):
  Single-family 1-4
   units.................       --       2,535        --         --         --
  Non-residential........       --      14,815        --         --         --
                           --------  ---------  ---------  ---------  ---------
    Total Union Federal..       --      17,350        --         --         --
                           --------  ---------  ---------  ---------  ---------
Balance at end of period.  $186,756  $ 209,142  $ 320,714  $ 334,782  $ 281,429
                           ========  =========  =========  =========  =========

--------
(1) Represents the reduction of the allowance for loan losses due to the sale of University Savings.
(2) Represents the allowance for loan losses recorded in connection with the acceptance of loans receivable as part of the consideration for assuming the deposit liabilities of Union Federal. For additional information, see
    Note 4 of the Notes to Consolidated Financial Statements.

  The following table indicates the ratio of the Bank's charge-offs (net of recoveries) to average gross loans by category for the periods indicated (dollars in thousands):

                                              YEARS ENDED JUNE 30
                          ------------------------------------------------------------------
                             1996          1995          1994          1993         1992
                          -----------   -----------   -----------   -----------  -----------
Single-family 1-4 units:
  Average gross loans...  $ 6,952,741   $ 5,958,760   $ 5,823,737   $ 6,592,896  $ 8,033,247
  Net charge-offs.......       33,468        36,860        42,235        41,723       26,548
  Net charge-
   offs/average gross
   loans................         0.48%         0.62%         0.73%         0.63%        0.33%
Multi-family 5-36 units:
  Average gross loans...    1,619,099     1,797,216     2,054,056     2,260,268    2,449,870
  Net charge-offs.......       12,887        54,314        39,303        24,462       10,741
  Net charge-
   offs/average gross
   loans................         0.80%         3.02%         1.91%         1.08%        0.44%
Multi-family 37 or more
 units:
  Average gross loans...      439,609       521,496       633,694       761,827      897,678
  Net charge-offs.......        7,692        33,132        27,271        20,262       18,691
  Net charge-
   offs/average gross
   loans................         1.75%         6.35%         4.30%         2.66%        2.08%
Non-residential:
  Average gross loans...    1,493,908     1,715,168     1,940,320     2,178,844    2,407,215
  Net charge-offs.......       11,561        64,030        41,336        83,510      100,582
  Net charge-
   offs/average gross
   loans................         0.77%         3.73%         2.13%         3.83%        4.18%
Commercial:
  Average gross loans...       16,618        35,028        66,061       151,138      394,010
  Net charge-offs
   (recoveries).........       (4,616)       (2,408)         (520)       11,381      112,757
  Net charge-offs
   (recoveries)/
   average gross loans..       (27.78)%       (6.87)%       (0.79)%        7.53%       28.62%
Consumer:
  Average gross loans...       76,880        93,826       135,704       268,641      874,004
  Net charge-offs.......        1,744         2,755         4,169        16,570       38,882
  Net charge-
   offs/average gross
   loans................         2.27%         2.94%         3.07%         6.17%        4.45%
Total:
  Average gross loans...  $10,598,855   $10,121,494   $10,653,572   $12,213,614  $15,056,024
  Net charge-offs.......       62,736       188,683       153,794       197,908      308,201
  Net charge-
   offs/average gross
   loans................         0.59%         1.86%         1.44%         1.62%        2.05%

  See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Balance Sheet Analysis--Allowance for Loan Losses" for a discussion regarding charge-offs and the impact on such charge-offs resulting from certain sales of non-performing and underperforming loans during fiscal 1996 and 1995.

  The following tables set forth the allocation of Glendale Federal's allowance for loan losses by property type as of the dates indicated (dollars in thousands):

                                       JUNE 30, 1996                              JUNE 30, 1995
                         ------------------------------------------ ------------------------------------------
                                                           PERCENT                                    PERCENT
                         PERCENT OF    GROSS                 OF     PERCENT OF    GROSS                 OF
                          LOANS TO     LOAN               ALLOWANCE  LOANS TO     LOAN               ALLOWANCE
                           TOTAL     PORTFOLIO             TO LOAN    TOTAL     PORTFOLIO             TO LOAN
                           LOANS      BALANCE   ALLOWANCE  BALANCE    LOANS      BALANCE   ALLOWANCE  BALANCE
                         ---------- ----------- --------- --------- ---------- ----------- --------- ---------
Single-family
 1-4 units..............    69.00%  $ 7,580,312 $ 56,833     0.75%     61.94%  $ 6,325,170 $ 44,483     0.70%
Multi-family:
 5-36 units.............    14.24     1,564,542   48,628     3.11      16.39     1,673,656   41,736     2.49
 37 or more units.......     3.65       400,415   26,062     6.51       4.69       478,803   31,569     6.59
Non-residential.........    12.35     1,357,225   47,260     3.48      15.97     1,630,590   83,086     5.10
Commercial..............     0.09        10,391    4,699    45.22       0.22        22,844    4,176    18.28
Consumer................     0.67        73,158    3,274     4.48       0.79        80,603    4,092     5.08
                           ------   ----------- --------              ------   ----------- --------
                           100.00%  $10,986,043 $186,756     1.70%    100.00%  $10,211,666 $209,142     2.05%
                           ======   =========== ========              ======   =========== ========
                                       JUNE 30, 1994                              JUNE 30, 1993
                         ------------------------------------------ ------------------------------------------
                                                           PERCENT                                    PERCENT
                         PERCENT OF    GROSS                 OF     PERCENT OF    GROSS                 OF
                          LOANS TO     LOAN               ALLOWANCE  LOANS TO     LOAN               ALLOWANCE
                           TOTAL     PORTFOLIO             TO LOAN    TOTAL     PORTFOLIO             TO LOAN
                           LOANS      BALANCE   ALLOWANCE  BALANCE    LOANS      BALANCE   ALLOWANCE  BALANCE
                         ---------- ----------- --------- --------- ---------- ----------- --------- ---------
Single-family
 1-4 units..............    55.75%  $ 5,592,349 $ 44,667     0.80%     53.70%  $ 6,055,125 $ 51,653     0.85%
Multi-family:
 5-36 units.............    19.15     1,920,777   65,878     3.43      19.40     2,187,336   54,107     2.47
 37 or more units.......     5.62       564,188   61,867    10.97       6.24       703,199   36,320     5.16
Non-residential.........    17.94     1,799,746  137,775     7.66      18.45     2,080,893  173,913     8.36
Commercial..............     0.47        47,212    6,052    12.82       0.75        84,910   12,884    15.17
Consumer................     1.07       107,049    4,475     4.18       1.46       164,359    5,905     3.59
                           ------   ----------- --------              ------   ----------- --------
                           100.00%  $10,031,321 $320,714     3.20%    100.00%  $11,275,822 $334,782     2.97%
                           ======   =========== ========              ======   =========== ========

                                                    JUNE 30, 1992
                                      ------------------------------------------
                                                                        PERCENT
                                      PERCENT OF    GROSS                 OF
                                       LOANS TO     LOAN               ALLOWANCE
                                        TOTAL     PORTFOLIO             TO LOAN
                                        LOANS      BALANCE   ALLOWANCE  BALANCE
                                      ---------- ----------- --------- ---------
Single-family 1-4 units..............    54.22%  $ 7,130,667 $ 44,569     0.63%
Multi-family:
 5-36 units..........................    17.74     2,333,201    7,912     0.34
 37 or more units....................     6.24       820,454   24,575     3.00
Non-residential......................    17.31     2,276,795  133,844     5.88
Commercial...........................     1.65       217,366   43,903    20.20
Consumer.............................     2.84       372,922   26,626     7.14
                                        ------   ----------- --------
                                        100.00%  $13,151,405 $281,429     2.14%
                                        ======   =========== ========

  The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

  The following tables compare the Bank's gross loan portfolio balances, allowance for loan losses, non-accrual loans and non-performing assets ("NPAs") by property type as of the dates indicated (dollars in thousands):

                                                                               PERCENT OF
                             GROSS                        PERCENT OF            NPAS TO    PERCENT
                             LOAN                 NON-   ALLOWANCE TO          GROSS LOAN    OF
                           PORTFOLIO            ACCRUAL  NON-ACCRUAL           PORTFOLIO  ALLOWANCE
      JUNE 30, 1996         BALANCE   ALLOWANCE  LOANS      LOANS     NPAS(1)   BALANCE    TO NPAS
      -------------       ----------- --------- -------- ------------ -------- ---------- ---------
Single-family 1-4 units.  $ 7,580,312 $ 56,833  $119,978     47.37%   $159,671    2.11%     35.59%
Multi-family:
 5-36 units.............    1,564,542   48,628    33,123    146.81      44,791    2.86     108.57
 37 or more units.......      400,415   26,062    14,461    180.22      19,288    4.82     135.12
Non-residential.........    1,357,225   47,260    23,860    198.07      49,753    3.67      94.99
Commercial..............       10,391    4,699        22       N/A          22    0.21        N/A
Consumer................       73,158    3,274     1,001    327.07       1,124    1.54     291.28
                          ----------- --------  --------              --------
                          $10,986,043 $186,756  $192,445     97.04%   $274,649    2.50%     68.00%
                          =========== ========  ========              ========
                                                                               PERCENT OF
                             GROSS                        PERCENT OF            NPAS TO    PERCENT
                             LOAN                 NON-   ALLOWANCE TO          GROSS LOAN    OF
                           PORTFOLIO            ACCRUAL  NON-ACCRUAL           PORTFOLIO  ALLOWANCE
      JUNE 30, 1995         BALANCE   ALLOWANCE  LOANS      LOANS     NPAS(1)   BALANCE    TO NPAS
      -------------       ----------- --------- -------- ------------ -------- ---------- ---------
Single-family 1-4 units.  $ 6,325,170 $ 44,483  $111,881     39.76%   $149,197    2.36%     29.81%
Multi-family:
 5-36 units.............    1,673,656   41,736    50,487     82.67      68,618    4.10      60.82
 37 or more units.......      478,803   31,569    21,255    148.53      26,971    5.63     117.05
Non-residential.........    1,630,590   83,086    59,430    139.80     109,454    6.71      75.91
Commercial..............       22,844    4,176       283       N/A         283    1.24        N/A
Consumer................       80,603    4,092       906    451.66         999    1.24     409.61
                          ----------- --------  --------              --------
                          $10,211,666 $209,142  $244,242     85.63%   $355,522    3.48%     58.83%
                          =========== ========  ========              ========

--------
(1) Comprised of non-accrual loans and REO.

  See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Allowance for Loan Losses" for discussion of the allowance for loan losses at June 30, 1996.

                  REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

  The procedures for foreclosure of the Bank's loans are governed by the laws of the states in which the loan collateral is located. In California, the Bank normally utilizes the non-judicial foreclosure sale procedures available under applicable state law. In Florida, where the Bank formerly had offices and where properties secured $943 million of its mortgage loans at June 30, 1996, judicial foreclosure is normally required. The borrowers' rights of redemption under the laws of the respective states are also different. In California, the right to cure the default and reinstate the loan terminates five days before the scheduled trustee sale under a deed of trust. In Florida, the borrower generally may cure the default under a mortgage at any time during foreclosure proceedings and until the certificate of title is issued, usually 10 days after the sale, by making all delinquent payments and paying all charges, including legal fees. Florida law permits a mortgage lender to seek a deficiency judgment against a defaulted borrower when the proceeds of the foreclosure sale are not sufficient to satisfy the loan balance. Such judgments are ordinarily not permitted or are impractical in California. In most foreclosure sales, the Bank acquires title to the property. REO is recorded at the lower of the recorded investment in the loan or fair value of the asset received less selling costs. The fair value of the asset received is based on the current appraised value less estimated selling costs.

  The following table shows the Bank's REO and other repossessed assets, net of specific valuation allowances, by property type as of the dates indicated (in thousands):

                                                      JUNE 30
                                    --------------------------------------------
                                      1996     1995     1994     1993     1992
                                    -------- -------- -------- -------- --------
Single-family 1-4 units............ $ 39,693 $ 37,316 $ 43,231 $ 53,853 $ 54,516
Multi-family:
  5-36 units.......................   11,668   18,131   27,180   23,803   20,567
  37 or more units.................    4,827    5,716    2,792   18,423   39,831
Non-residential....................   25,893   50,024   79,089  108,565   88,908
                                    -------- -------- -------- -------- --------
  Total real estate................   82,081  111,187  152,292  204,644  203,822
Other repossessed assets...........      123       93      127      414    2,910
                                    -------- -------- -------- -------- --------
                                    $ 82,204 $111,280 $152,419 $205,058 $206,732
                                    ======== ======== ======== ======== ========

  The following table further identifies the Bank's REO and other repossessed assets by state and property type as of June 30, 1996 (in thousands):

                                               CALIFORNIA FLORIDA OTHER   TOTAL
                                               ---------- ------- ------ -------
Single-family 1-4 units.......................  $34,461   $ 5,232  $ --  $39,693
Multi-family:
  5-36 units..................................   11,668       --     --   11,668
  37 or more units............................    4,827       --     --    4,827
Non-residential:
  Office buildings............................    8,165        59    --    8,224
  Shopping centers............................      786       --     --      786
  Land........................................      573    14,052    433  15,058
  Commercial/Industrial.......................    1,183       --     642   1,825
                                                -------   ------- ------ -------
  Total non-residential.......................   10,707    14,111  1,075  25,893
                                                -------   ------- ------ -------
    Total real estate.........................   61,663    19,343  1,075  82,081
Other repossessed assets......................      123       --     --      123
                                                -------   ------- ------ -------
                                                $61,786   $19,343 $1,075 $82,204
                                                =======   ======= ====== =======

  See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Balance Sheet Analysis--Non-Performing Assets and Restructured Loans" and Note 8 of the Notes to Consolidated Financial Statements for additional discussion regarding REO activity for fiscal 1996.

                          MORTGAGE-BACKED SECURITIES

  The Bank has purchased mortgage-backed securities from time to time to meet balance sheet size objectives, to use such securities for collateral purposes, and when necessary, to augment loan originations and purchases and to replace loan portfolio run-off. Such purchases decreased significantly during fiscal 1996 and 1995 as the Bank used its excess liquidity to purchase whole loans in the secondary market and to reduce borrowings. The Bank's primary choice of securities for this purpose has been highly-rated mortgage pass-through securities issued by private parties that are backed by pools of adjustable-rate, single-family mortgage loans. The Bank's portfolio of mortgage-backed securities at June 30, 1996 and 1995 included $961 million and $1.5 billion of such securities, respectively.

  The Bank acquires mortgage pass-through securities that are issued or guaranteed by certain agencies including the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC").

These securities are backed by pools of single-family mortgage loans and are obtained either through cash purchase or through securitization of the Bank's single-family mortgage loans. The Bank has used these securities to collateralize borrowings, to secure public agency deposits, to reduce the Bank's credit risk exposure through the agency guarantees of the securities and to reduce its regulatory capital requirements. During fiscal 1994, the Bank securitized a substantial volume of single-family loans with FNMA and FHLMC to enhance the loans' liquidity in anticipation of funding the sale of its Florida franchise. These agency related securities totaled $1.2 billion at June 30, 1996 and 1995.

  During fiscal 1994 and 1993, the Bank purchased collateralized mortgage obligations ("CMOs"). These securities were backed by pools of whole, fixed-rate, single-family mortgage loans and were purchased because the yields offered at that time on these securities were higher than other available alternatives and because of their short expected duration. The Bank limited its purchase of CMOs primarily to first tranche securities with expected durations of two to three years that were AAA-rated and that met the criteria of the Federal Financial Institutions Examination Council in order not to be considered "high-risk mortgage securities" at the time of purchase. These CMOs totaled $1.9 billion at June 30, 1995.

  During fiscal 1996, the Bank sold $1.7 billion of CMO investments. The Bank's decision to sell most of its CMO portfolio was part of a strategic realignment of the Bank's mortgage-backed securities portfolio in which $2.8 billion of mortgage-backed securities were reclassified from "held to maturity" to "available for sale" during the quarter ended December 31, 1995, in compliance with implementation guidance for Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). The reclassification included the Bank's $1.8 billion fixed-rate CMO portfolio and $1.0 billion of its adjustable-rate pass-through securities portfolio.

  The Bank recorded a pre-tax loss of $28.2 million on the sale of CMOs during fiscal 1996. As of June 30, 1996, the market value of CMOs and pass-through securities classified as available for sale totaled $58 million and $712 million, respectively. In accordance with SFAS 115, the Bank recorded an unrealized loss in its stockholders' equity accounts at June 30, 1996 of $11.4 million, net of tax, on the available for sale portfolio. The Bank has no immediate plans to sell the remaining CMOs or the pass-through portfolio. Further adjustments to the unrealized loss amount will be made in future periods to reflect changes in the market value of the available for sale portfolio. The realignment of the Bank's mortgage-backed securities portfolio and the Bank's use of the CMO sale proceeds to reduce wholesale borrowings improved the Bank's funding mix of deposits and borrowings, increased its interest rate spread, reduced its interest-rate risk exposure and made additional capital available for merger and acquisition or other reinvestment strategies. Further information with respect to mortgage-backed securities is provided in Notes 1 and 6 of the Notes to Consolidated Financial Statements.

  The following table summarizes the composition of Glendale Federal's mortgage-backed securities portfolio by security type as of the dates indicated (dollars in thousands):

                                                JUNE 30
                         ----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------  ----------  ----------  ----------  ----------
FHLMC................... $  298,232  $  329,242  $  210,014  $  432,921  $  237,383
GNMA....................    386,871     326,865     417,013     189,733   1,167,605
FNMA....................    489,947     579,518     665,670     259,146     210,548
                         ----------  ----------  ----------  ----------  ----------
 Subtotal...............  1,175,050   1,235,625   1,292,697     881,800   1,615,536
Highly rated pass-
 through
 securities.............    961,367   1,499,337   1,900,613   1,143,934     524,903
Highly rated CMOs.......     58,357   1,878,117   2,037,867   1,885,899     383,462
Subordinations..........     25,855      31,909      36,720      49,265      66,460
CMO residuals...........        277       4,760       7,043      16,050      20,906
                         ----------  ----------  ----------  ----------  ----------
Total gross mortgage-
 backed
 securities.............  2,220,906   4,649,748   5,274,940   3,976,948   2,611,267
Unrealized gain (loss)
 on mortgage-backed se-
 curities
 available for sale.....    (16,076)         53      (4,765)        --          --
Valuation allowance to
 mark
 mortgage-backed securi-
 ties
 to market value........        --          --          --          --      (12,016)
Unamortized premiums....     39,001      77,333      96,978      71,117       7,358
Deferred loan origina-
 tion fees..............     (3,041)     (3,677)     (3,374)     (3,321)     (1,909)
                         ----------  ----------  ----------  ----------  ----------
Mortgage-backed securi-
 ties, net.............. $2,240,790  $4,723,457  $5,363,779  $4,044,744  $2,604,700
                         ==========  ==========  ==========  ==========  ==========
Weighted average yield
 on
 mortgage-backed securi-
 ties portfolio at end
 of period..............       6.26%       6.30%       5.28%       5.88%       7.49%
                         ==========  ==========  ==========  ==========  ==========

  The following table sets forth the changes in the composition of the Bank's mortgage-backed securities portfolio for the periods indicated (in thousands):

                                           YEARS ENDED JUNE 30
                          ----------------------------------------------------------
                             1996        1995        1994        1993        1992
                          -----------  ---------  ----------  ----------  ----------
Mortgage-backed securi-
 ties
 purchased..............  $   115,595  $     958  $3,524,460  $3,002,959  $3,271,592
Loans exchanged for
 mortgage-
 backed securities......      145,826    268,436   1,470,844     882,908   1,676,873
Union Federal mortgage-
 backed
 securities acquired(2).          --      23,963         --          --          --
                          -----------  ---------  ----------  ----------  ----------
  Total additions.......      261,421    293,357   4,995,304   3,885,867   4,948,465
                          -----------  ---------  ----------  ----------  ----------
Mortgage-backed securi-
 ties sold(1)...........    1,838,289     12,099   1,223,167   1,762,649   3,679,003
Principal repayments....      851,974    711,881   2,474,146     750,032     299,812
Amortization of unearned
 premium................       20,810     19,786      58,316      25,658       4,317
Other changes...........       33,015      3,214     (79,360)    (92,516)     11,322
University Savings mort-
 gage-backed securities
 sold(2)................          --     186,699         --          --          --
                          -----------  ---------  ----------  ----------  ----------
  Total reductions......    2,744,088    933,679   3,676,269   2,445,823   3,994,454
                          -----------  ---------  ----------  ----------  ----------
Net increase (decrease)
 in mortgage-backed
 securities.............  $(2,482,667) $(640,322) $1,319,035  $1,440,044  $  954,011
                          ===========  =========  ==========  ==========  ==========

--------
(1) Includes loans originated by the Bank and converted to mortgage-backed securities.
(2) For information regarding the Union Federal and University Savings transactions, see Note 4 of the Notes to Consolidated Financial Statements.

                           LIQUIDITY AND INVESTMENTS

  The Bank is required by federal regulations to maintain a specified minimum amount of liquid assets which may be invested in specified types of securities and is also permitted to make certain other securities investments. The balance of securities investments maintained by the Bank in excess of regulatory requirements reflects management's objective of maintaining liquidity at a level necessary to meet operating requirements, taking into account anticipated cash flows and available sources of credit, to afford future flexibility to meet withdrawal requests and loan commitments or to make other investments. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations", for discussion of the Bank's current investing strategies.

  The OTS currently requires savings institutions to maintain eligible liquid assets as defined by federal regulations in an amount equal to or greater than 5% of average deposits and borrowings. This liquidity requirement may be changed from time to time by the OTS Director to any amount within the range of 4% to 10% and the OTS Director has the authority to prescribe different liquidity requirements for different classes of savings institutions, which classes may be determined in accordance with criteria selected by the OTS Director. See "Regulation" below. The Bank's qualified regulatory liquidity percentage of 5.4% and 5.2% for the months of June 1996 and 1995, respectively, exceeded the regulatory requirement applicable during each of those months.

  The following table summarizes Glendale Federal's cash and short-term, highly liquid securities by type at the dates indicated (in thousands):

                                                     JUNE 30
                                  ----------------------------------------------
                                    1996     1995     1994      1993      1992
                                  -------- -------- -------- ---------- --------
Federal funds sold..............  $ 33,000 $ 16,000 $ 45,961 $  267,767 $ 72,370
Securities purchased under
 resale agreements..............   375,000  280,000  270,000    575,000   80,000
Whole loans purchased under
 resale agreements..............    25,000      --       --         --       --
                                  -------- -------- -------- ---------- --------
                                   433,000  296,000  315,961    842,767  152,370
Cash and amounts due from banks.   153,608  139,697  164,576    217,689  297,681
                                  -------- -------- -------- ---------- --------
                                  $586,608 $435,697 $480,537 $1,060,456 $450,051
                                  ======== ======== ======== ========== ========

  The following table summarizes Glendale Federal's other debt securities by type at the dates indicated (in thousands):

                                                     JUNE 30
                                  ----------------------------------------------
                                    1996     1995     1994      1993      1992
                                  -------- -------- -------- ---------- --------
Certificates of deposit.........  $ 10,786 $ 10,059 $ 13,716 $   24,779 $  3,116
U.S. Government and Federal
 agency obligations.............     8,086   17,354  148,056    402,440   48,659
Other debt securities...........         5   14,913    1,995      2,712    7,201
FHLB Deposits...................       --       --     1,668     92,486  135,663
Mortgage-backed collateralized
 notes..........................       --       --       605      1,308    2,057
                                  -------- -------- -------- ---------- --------
                                  $ 18,877 $ 42,326 $166,040 $  523,725 $196,696
                                  ======== ======== ======== ========== ========

  Shown below are the carrying values, market values and weighted average rates of other debt securities at June 30, 1996, with related remaining terms to maturity (dollars in thousands):

                                                                        WEIGHTED
                                                       CARRYING MARKET  AVERAGE
                                                        VALUE    VALUE    RATE
                                                       -------- ------- --------
Certificates of deposit maturing within 1 year........ $10,786  $10,786   5.36%
U.S. Government and Federal agency obligations
 maturing within 1 year...............................   8,086    8,086   4.80%
Other securities:
  Maturing after 10 years.............................       5       49    --
                                                       -------  -------
                                                       $18,877  $18,921   5.12%
                                                       =======  =======
Maturity Totals:
  Maturing within 1 year.............................. $18,872  $18,872   5.12%
  Maturing after 10 years.............................       5       49    --
                                                       -------  -------
                                                       $18,877  $18,921   5.12%
                                                       =======  =======

                                   DEPOSITS

  The Bank's deposits are obtained primarily in California, where its branch offices are located. The Bank attracts daily access accounts as well as short-term and long-term certificate accounts from the general public by providing a wide assortment of accounts and rates. The Bank offers a variety of customer deposit accounts including passbook accounts, checking accounts and money market savings accounts, certificates of deposit with fixed terms ranging from three months to five years and negotiated rate $95,000 and over "jumbo" certificates with maturities ranging from 14 days to five years. Included among these savings programs are individual retirement accounts and Keogh retirement accounts. Jumbo certificates are obtained from a diverse customer base which includes state and local governments, private individuals, corporations and non-profit organizations.

  The following table sets forth information relating to the Bank's deposit flows during the periods indicated (in thousands):

                                             YEARS ENDED JUNE 30
                          --------------------------------------------------------------
                             1996        1995         1994         1993         1992
                          ----------  -----------  -----------  -----------  -----------
Total deposits at
 beginning of year......  $8,734,880  $10,919,806  $11,615,529  $13,720,874  $15,864,815
Interest credited.......     432,992      398,861      423,132      539,541      834,598
Net retail deposits
 increase (decrease)....    (373,516)     634,613   (1,079,132)  (2,592,591)  (2,785,848)
Net brokered deposits
 decrease...............     (70,380)     (26,196)     (39,723)     (52,295)    (192,691)
Sale of Florida
 franchise..............         --    (3,281,049)         --           --           --
Sale of University
 Savings................         --      (918,126)         --           --           --
Purchase of Independence
 One deposits...........         --       194,146          --           --           --
Purchase of Union
 Federal deposits.......         --       812,825          --           --           --
                          ----------  -----------  -----------  -----------  -----------
Total net decrease in
 deposits...............     (10,904)  (2,184,926)    (695,723)  (2,105,345)  (2,143,941)
                          ----------  -----------  -----------  -----------  -----------
Total deposits at end of
 year...................  $8,723,976  $ 8,734,880  $10,919,806  $11,615,529  $13,720,874
                          ==========  ===========  ===========  ===========  ===========

  The following table sets forth information regarding the amounts of deposits in the various types of deposit programs offered by the Bank as of the dates indicated (dollars in thousands):

                                                  JUNE 30
                         -------------------------------------------------------------
                            1996        1995        1994         1993         1992
                         ----------  ----------  -----------  -----------  -----------
Daily access accounts:
  Checking/NOW accounts. $  778,980  $  661,853  $   850,112  $   816,536  $   719,898
  Passbook accounts.....    492,777     551,905    1,236,446    1,422,005    1,122,207
  Money-market
   checking/savings.....  1,719,319   1,272,012    1,038,944      796,666    1,963,717
                         ----------  ----------  -----------  -----------  -----------
    Total daily access
     accounts...........  2,991,076   2,485,770    3,125,502    3,035,207    3,805,822
                         ----------  ----------  -----------  -----------  -----------
Certificate accounts
 with original
 maturities of:
  6 months and under....    955,203     870,733    1,426,838    1,336,028    2,973,040
  Over 6 months to 18
   months...............  2,797,297   2,758,070    3,428,317    4,362,533    3,375,802
  Over 18 months to 30
   months...............    961,912   1,345,524    1,288,984    1,183,939    1,215,895
  Over 30 months........    770,786     737,891    1,088,872    1,059,738    1,123,013
  Jumbo certificates....    247,702     536,892      561,293      638,084    1,227,302
                         ----------  ----------  -----------  -----------  -----------
    Total certificate
     accounts...........  5,732,900   6,249,110    7,794,304    8,580,322    9,915,052
                         ----------  ----------  -----------  -----------  -----------
                         $8,723,976  $8,734,880  $10,919,806  $11,615,529  $13,720,874
                         ==========  ==========  ===========  ===========  ===========
Weighted average
 interest rate on
 deposits at end of
 year...................       4.62%       5.13%        3.94%        4.34%        4.78%
                         ==========  ==========  ===========  ===========  ===========

  The following table sets forth information regarding the remaining contractual maturities of deposits as of June 30, 1996 (dollars in thousands):

                          WEIGHTED
                          AVERAGE    TOTAL     3 MONTHS     4-6        7-12     13-24    25-36   OVER 36
                            RATE    BALANCE    OR LESS     MONTHS     MONTHS    MONTHS   MONTHS   MONTHS
                          -------- ---------- ---------- ---------- ---------- -------- -------- --------
Checking/NOW accounts...    0.56%  $  778,980 $  778,980 $      --  $      --  $    --  $    --  $    --
Passbook accounts.......    2.15      492,777    492,777        --         --       --       --       --
Money-market
 checking/savings.......    4.37    1,719,319  1,719,319        --         --       --       --       --
Certificate accounts:
 5.00% and lower........    4.79    1,790,616    667,388    438,151    494,552  162,512   19,549    8,464
 5.01%-6.00%............    5.48    3,085,829    823,716  1,042,111    366,153  609,311  191,206   53,332
 6.01%-7.00%............    6.43      638,282    213,507    115,728    162,263   41,183   63,425   42,176
 7.01%-8.00%............    7.28      182,292     86,820     33,660     29,816    7,610    3,878   20,508
 8.01%-9.00%............    8.23        2,396        155        382        357      701      801      --
 9.01%-10.00%...........    9.45          259         10          6        --       119      124      --
 10.01% and over........   11.55       33,226        --       1,257     31,969      --       --       --
                                   ---------- ---------- ---------- ---------- -------- -------- --------
  Total certificate
   accounts.............    5.46%   5,732,900  1,791,596  1,631,295  1,085,110  821,436  278,983  124,480
                                   ---------- ---------- ---------- ---------- -------- -------- --------
                            4.62%  $8,723,976 $4,782,672 $1,631,295 $1,085,110 $821,436 $278,983 $124,480
                                   ========== ========== ========== ========== ======== ======== ========

  For additional information with respect to deposits, see "Operating Strategies" above and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Balance Sheet Analysis-- Deposits" and Notes 4 and 12 of the Notes to Consolidated Financial Statements.

                                  BORROWINGS

  The Federal Home Loan Bank System functions in a reserve credit capacity for savings institutions and certain other home financing institutions. As a member, the Bank is required to own capital stock in the Federal Home Loan Bank of San Francisco ("FHLB") and is authorized to apply for advances from the FHLB on the security of such stock and certain of its home mortgage loans and other assets. Such borrowings may be made pursuant to several different credit programs offered from time to time by the FHLB. Each credit program has its own interest rate and range of maturities, and the FHLB prescribes the acceptable uses to which the advances pursuant to each program may be put as well as limitations on the size of the advances. Depending upon the credit program used, FHLB advances bear interest at fixed rates or at adjustable rates tied to various indices. When the Bank utilizes adjustable-rate programs, it generally obtains advances tied to LIBOR.

  The FHLB offers a full range of maturities up to ten years at generally competitive rates. A prepayment penalty is normally imposed for early repayment of FHLB advances. The Bank had a line of credit with the FHLB totaling $5.7 billion at June 30, 1996. The Bank had borrowings outstanding from the FHLB at June 30, 1996 and 1995 of $3.8 billion and $3.5 billion, respectively. All advances from the FHLB are collateralized with mortgage loans, mortgage-backed securities and FHLB stock. The Bank is also a member of the Federal Reserve System and may borrow from the Federal Reserve Bank of San Francisco. Savings institutions are required to exhaust their FHLB borrowing capacity before borrowing from the Federal Reserve Bank. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Asset and Liability Management" for further information on the Bank's liquidity.

  The Bank also enters into sales of securities under "reverse repurchase agreements" with securities dealers and the FHLB. Reverse repurchase agreements consist of sales of securities to securities dealers with a commitment by the Bank to repurchase such securities for a predetermined price at a future date, typically ranging from one to 120 days after the date of initial sale. The proceeds are used to provide investment funds. Reverse repurchase transactions are treated as borrowings with the repurchase obligations being reflected as a liability under the caption "Securities sold under agreements to repurchase" in the Consolidated Statements of Financial Condition, and the related interest expense being included in "Interest expense: Short-term borrowings" in the Consolidated Statements of Operations. The securities and loans collateralizing the reverse repurchase agreements are included in the respective line items in the Consolidated Statements of Financial Condition.

  In the past, the Bank has utilized other sources of funds to supplement retail deposits. These sources included the issuance by the Bank of subordinated debentures, collateralized notes, subordinated capital notes, commercial paper, medium-term notes and other short-term debt and the use by the Bank's subsidiaries of commercial paper, lines of credit with banks and other notes payable.

  The following table summarizes Glendale Federal's consolidated borrowings by type at the dates indicated (dollars in thousands):

                                                 JUNE 30
                          ----------------------------------------------------------
                             1996        1995        1994        1993        1992
                          ----------  ----------  ----------  ----------  ----------
Securities sold under
 agreements to
 repurchase.............  $  758,050  $2,695,176  $2,306,274  $3,064,995  $  579,069
Borrowings from FHLB....   3,838,000   3,495,000   2,443,428   2,192,272   2,228,295
Subordinated debentures.      10,506      14,227      14,280      63,363      96,556
Notes payable...........          93       1,177       1,440          98      33,331
Collateralized notes....         --       13,479      81,170      78,510     130,908
Subordinated capital
 notes..................         --          --          --          --      105,000
Bank notes, revolving
 lines of credit and
 other short-term
 borrowings.............         --          --          --          --       16,876
                          ----------  ----------  ----------  ----------  ----------
                          $4,606,649  $6,219,059  $4,846,592  $5,399,238  $3,190,035
                          ==========  ==========  ==========  ==========  ==========
Weighted average
 interest rate on total
 borrowings at end of
 period.................        5.87%       6.18%       4.65%       4.11%       6.16%
                          ==========  ==========  ==========  ==========  ==========

                        ASSET AND LIABILITY MANAGEMENT

  Glendale Federal's earnings depend primarily on its net interest income, which is the difference between the amounts it receives from interest earned on its loans and securities investments (its "interest-earning assets") and the amounts it pays in interest on its deposit accounts and borrowings (its "interest-bearing liabilities"). Net interest income is affected by (i) the difference (the "interest rate spread" as applied to a specified date and the "yield-cost spread" as applied to a specified period) between rates of interest earned on its interest-earning assets and rates paid on its interest-bearing liabilities and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. At June 30, 1996 and 1995, Glendale Federal's interest-earning assets exceeded its interest-bearing liabilities by $646 million and $567 million, respectively.

  The following table sets forth the maturity and rate sensitivity of Glendale Federal's interest-earning assets and interest-bearing liabilities as of June 30, 1996. "GAP", as reflected in the table, represents the estimated difference between the amount of interest-earning assets and interest-bearing liabilities repricing during future periods as adjusted for interest rate swaps and based on certain assumptions, including those stated in the notes to the table. The interest rate sensitivity of the Bank's assets and liabilities illustrated in the following table would vary substantially if different assumptions were used or if actual experience differs from the assumptions used. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Asset and Liability Management--Asset and Liability Management" for further discussion.

                                                  MATURITY/RATE SENSITIVITY
                                                ---------------------------------
                                  TOTAL  % OF   WITHIN     1-5     6-10   OVER 10
                                 BALANCE TOTAL  1 YEAR    YEARS    YEARS   YEARS
                                 ------- -----  -------  -------   -----  -------
                                            (DOLLARS IN MILLIONS)
Interest-earning Assets(1):
 Loans receivable:
   Single-family 1-4
    units(2)(3)................  $ 7,580  54.2% $ 5,516  $ 1,230   $424    $410
   Multi-family and non-resi-
    dential(2)(3)..............    3,310  23.7    3,037      119     78      76
   Other(3)....................       84   0.6       57       25      2     --
 Mortgage-backed securi-
  ties(2)(3)...................    2,205  15.8    1,749      357     57      42
 Investment securities(4)......      452   3.2      452      --     --      --
 Other assets(5)...............      346   2.5      193      --     --      153
                                 ------- -----  -------  -------   ----    ----
     Total interest-earning as-
      sets.....................   13,977 100.0%  11,004    1,731    561     681
                                         =====  -------  -------   ----    ----
Non-interest-earning assets....      480
                                 -------
Total assets...................  $14,457
                                 =======
Interest-bearing Liabilities:
 Deposits:
   Checking/NOW accounts(6)....      779   5.8%     133      339    186     121
   Passbook accounts(6)........      493   3.7       69      192    123     109
   Money-market accounts(6)....    1,719  12.9      550      919    214      36
   Certificate accounts(4).....    5,733  43.0    4,508    1,224      1     --
 Borrowings:
   FHLB(4).....................    3,838  28.8    1,938    1,900    --      --
   Other(4)....................      769   5.8      758       11    --      --
                                 ------- -----  -------  -------   ----    ----
Total interest-bearing liabili-
 ties..........................   13,331 100.0%   7,956    4,585    524     266
                                         =====  -------  -------   ----    ----
Non-interest-bearing liabili-
 ties..........................      168
                                 -------
Total liabilities..............   13,499
Stockholders' equity...........      958
                                 -------
Total liabilities and stock-
 holders' equity...............  $14,457
                                 =======
Maturity GAP...................                   3,048   (2,854)    37     415
Impact of interest rate
 swaps(7)......................                     --       --     --      --
                                                -------  -------   ----    ----
Adjusted GAP...................                 $ 3,048  $(2,854)  $ 37    $415
Cumulative GAP.................                 $ 3,048  $   194   $231    $646
As % of total assets...........                    21.1%     1.3%   1.6%    4.5%
June 30, 1995 Cumulative GAP...                 $    97  $   (90)  $128    $567
As % of total assets...........                     0.6%    (0.5)%  0.8%    3.5%

--------
(1) Asset balances are net of loans in process.
(2) ARM loans are predominantly included in the "within 1 year" category, as they are subject to an interest adjustment every month, six months or twelve months, depending upon terms of the applicable note.
(3) Maturity/rate sensitivity is based upon contractual maturity, projected repayments and prepayments of principal. The prepayment experience reflected herein is based on the Bank's historical experience. The actual maturity and rate sensitivity of these assets could vary substantially if future prepayments differ from the Bank's historical experience.
(4) Based on the contractual maturity of the instrument.
(5) Includes cash and demand deposits and FHLB stock, the latter earning a rate of return that varies quarterly.
(6) In accordance with standard industry practice and the Bank's own historical experience, decay factors have been applied to these deposits.
(7) There is no impact for interest rate swaps because they mature within one year.

                             INTEREST RATE MARGIN

  The following table provides information on net interest income for the past three fiscal years, setting forth average balances of interest-earning assets and interest-bearing liabilities, the income earned and expense recorded thereon and the resulting average yield-cost ratios (dollars in thousands):

                             YEAR ENDED JUNE 30, 1996       YEAR ENDED JUNE 30, 1995      YEAR ENDED JUNE 30, 1994
                          ------------------------------ ------------------------------ ----------------------------
                            AVERAGE              AVERAGE   AVERAGE              AVERAGE   AVERAGE            AVERAGE
                           BALANCES    INCOME/   YIELD/   BALANCES    INCOME/   YIELD/   BALANCES   INCOME/  YIELD/
                              (1)      EXPENSE    COST       (1)      EXPENSE    COST       (1)     EXPENSE   COST
                          ----------- ---------- ------- ----------- ---------- ------- ----------- -------- -------
Interest-earning Assets:
 Loans receivable,
  net(2)................  $10,268,121 $  803,432  7.82%  $ 9,713,502 $  721,003  7.42%  $10,179,997 $684,143  6.72%
 Mortgage-backed
  securities, net.......    3,423,747    216,812  6.33     5,070,658    303,587  5.99     5,404,315  255,525  4.73
                          ----------- ----------         ----------- ----------         ----------- --------
  Total loans and
   mortgage-backed
   securities...........   13,691,868  1,020,244  7.45    14,784,160  1,024,590  6.93    15,584,312  939,668  6.03
 Federal funds sold and
  securities purchased
  under resale
  agreements............      674,159     39,347  5.84       668,984     38,142  5.70       792,419   27,871  3.52
 U.S. Government and
  other investment
  securities(3).........      208,057     20,444  9.83       279,097     23,926  8.57       345,554   22,406  6.48
                          ----------- ----------         ----------- ----------         ----------- --------
  Total investments.....      882,216     59,791  6.78       948,081     62,068  6.55     1,137,973   50,277  4.42
                          ----------- ----------         ----------- ----------         ----------- --------
  Total interest-earning
   assets...............   14,574,084  1,080,035  7.41    15,732,241  1,086,658  6.91    16,722,285  989,945  5.92
                          ----------- ----------         ----------- ----------         ----------- --------
All other assets........      578,912                        717,954                        867,870
                          -----------                    -----------                    -----------
  Total assets..........  $15,152,996                    $16,450,195                    $17,590,155
                          ===========                    ===========                    ===========
Interest-bearing
 Liabilities:
 Deposits--daily
  access(4).............  $ 2,746,615 $   84,928  3.09   $ 2,658,959 $   69,132  2.60   $ 3,062,088 $ 63,381  2.07
 Deposits--certificates.    6,085,586    348,906  5.73     6,698,055    343,762  5.13     8,134,281  390,093  4.80
                          ----------- ----------         ----------- ----------         ----------- --------
  Total deposits........    8,832,201    433,834  4.91     9,357,014    412,894  4.41    11,196,369  453,474  4.05
 Securities sold under
  agreements to
  repurchase and other
  short-term borrowings.    1,869,194    108,839  5.82     2,927,313    165,681  5.66     3,050,780  111,089  3.64
 Borrowings from FHLB...    3,332,272    202,258  6.07     3,034,373    180,558  5.95     2,195,406  104,094  4.74
 Other borrowings.......       43,784      2,039  4.66       104,529      9,806  9.38       101,775   10,007  9.83
                          ----------- ----------         ----------- ----------         ----------- --------
  Total borrowings......    5,245,250    313,136  5.97     6,066,215    356,045  5.87     5,347,961  225,190  4.21
                          ----------- ----------         ----------- ----------         ----------- --------
  Total interest-bearing
   liabilities..........   14,077,451    746,970  5.31    15,423,229    768,939  4.99    16,544,330  678,664  4.10
                          ----------- ----------         ----------- ----------         ----------- --------
All other liabilities...      130,297                        118,641                        105,698
Stockholders' equity....      945,248                        908,325                        940,127
                          -----------                    -----------                    -----------
  Total liabilities and
   stockholders' equity.  $15,152,996                    $16,450,195                    $17,590,155
                          ===========                    ===========                    ===========
Difference between
 average interest-
 earning assets and
 interest-bearing
 liabilities............  $   496,633                    $   309,012                    $   177,955
                          ===========                    ===========                    ===========
Yield-cost spread.......              $  333,065  2.10%              $  317,719  1.92%              $311,281  1.82%
                                      ==========                     ==========                     ========
Effective net spread(5).                          2.29%                          2.02%                        1.86%

-------
(1) Average balances are primarily computed on daily balances during the period. When such balances are not available, averages are computed on a monthly basis. Average balances include the effect of discounts and premiums on loans, investment securities, deposits and borrowings acquired in acquisitions, as well as deferred loan fees and the effects of hedging transactions.
(2) Non-accrual loans are included in the average balances for the periods; however, interest on such loans has been excluded in computing the average yields for the periods.
(3) Includes investment in capital stock of FHLB.
(4) Daily access includes average balances and weighted average costs of passbook deposits for the years ended June 30, 1996, 1995 and 1994 of $520,129 and 2.19%, $824,067 and 2.25%, and $1,377,191 and 2.43%,
    respectively. Daily access also includes average balances and weighted average costs of interest-bearing demand deposits, which include money market accounts, for the years ended June 30, 1996, 1995 and 1994 of $1,910,682 and 3.85%, $1,612,899 and 3.14%, and $1,503,901 and 1.99%,
    respectively.
(5) The effective net spread for a period is net interest income divided by average interest-earning assets.

  The following table provides information concerning the interest rate spread at the end of each of the past three fiscal years:

                                                                JUNE 30
                                                            ------------------
                                                            1996  1995   1994
                                                            ----  -----  -----
Weighted average rate:
  Loans receivable, net.................................... 7.74%  7.91%  6.87%
  Mortgage-backed securities, net.......................... 6.26   6.30   5.28
    Total loans and mortgage-backed securities............. 7.49   7.40   6.31
  Federal funds sold and securities purchased under resale
   agreements.............................................. 5.69   6.43   4.64
  U.S. Government and other investment securities.......... 9.58   9.05   6.87
    Total investments...................................... 6.99   7.58   5.75
    Total loans, mortgage-backed securities and invest-
     ments................................................. 7.46   7.40   6.29
Weighted average rate:
  Deposits--daily access................................... 3.02   3.06   2.12
  Deposits--certificates................................... 5.46   5.95   4.67
    Total deposits......................................... 4.62   5.13   3.94
  Securities sold under agreements to repurchase and other
   short-term borrowings................................... 5.50   6.15   4.25
  Borrowings from FHLB..................................... 5.94   6.18   4.76
  Other borrowings......................................... 7.76  10.63  11.26
    Total borrowings....................................... 5.87   6.18   4.65
    Total deposits and borrowings.......................... 5.05   5.57   4.16
Interest rate spread....................................... 2.41%  1.83%  2.13%
Adjusted interest rate spread.............................. 2.59%  1.98%  2.17%

  See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations--Net Interest Income" for an analysis of changes in interest income and interest expense and their effect on the results of the Bank's operations.

                                 SUBSIDIARIES

  The Bank conducts various business activities through its subsidiaries. Applicable regulations provide that federally chartered institutions such as the Bank may invest up to 2% of their assets in capital stock and secured and unsecured loans to subsidiary service corporations and an additional 1% of assets when the additional funds are used for community development and inner-city purposes. An institution that meets its regulatory capital requirements is also generally permitted to make conforming loans to service corporations (and certain joint ventures of service corporations) in which the institution owns or holds more than 10% of the capital stock in an aggregate amount of up to 50% of its regulatory capital. At June 30, 1996 the Bank's permissible investment limit was $790.5 million and the Bank's aggregate investment for regulatory purposes related to this limitation was $305.2 million.

  The Bank has been actively disposing of, through liquidation or phase-out of operations, most of its subsidiary activities including real estate development and commercial (asset-based) lending. Subsidiaries of the Bank whose operations are on-going include GLENFED Brokerage Service ("GBS") and GLENFED Insurance Services, Inc. ("GIS"). GBS markets investments such as mutual funds and annuity products and provides discount securities brokerage services. GBS recorded total revenues and pre-tax earnings of $8.7 million and $4.4 million, respectively, for fiscal 1996 and had total assets of $8.9 million at June 30, 1996. GIS provides general insurance agency services. GIS recorded total revenues and pre-tax earnings of $4.4 million and $1.0 million, respectively, for fiscal 1996 and had total assets of $1.5 million at June 30, 1996. While these subsidiaries conduct their activities separate from those of the Bank, their principal sources of customers are referrals from the Bank's retail branch offices. These subsidiaries have contributed to the Bank's non-interest income and, as such, continue to be a part of the Bank's core operations.

  OTS regulations authorize federally chartered savings institutions to engage in real estate activities through subsidiaries but not through direct investment by an institution itself. FIRREA, however, required that following a five-year phase-in period that expired on June 30, 1994, an institution's aggregate investment in and loans to subsidiaries engaged in real estate development must be excluded from the institution's regulatory capital. Under regulations promulgated by the OTS, the Bank was granted an extension of this phase-in schedule through June 30, 1996. Accordingly, Glendale Federal is phasing-out its investments in these subsidiaries. The Bank's investments in and extensions of credit to its real estate development subsidiaries totaled $4.7 million and $1.2 million as of June 30, 1996 and 1995, respectively.

                                  COMPETITION

  Savings institutions such as the Bank face intense competition in attracting retail deposits and in making real estate and other loans. The most direct competition for savings deposits comes from other savings institutions, commercial banks, credit unions, thrift and loan associations, short-term money market securities, including, in particular, money-market funds, and from other corporate and government securities. The principal basis of competition for funds is the interest rate paid.

  In addition to interest rate competition, the principal methods used by the Bank to attract retail deposits include convenient office locations, advertising, automated teller machines and customer service. Competition for retail deposits in California is particularly strong from large commercial banks because they provide a broader range of consumer services and have extensive branch networks.

  Competition in making real estate loans comes principally from other savings institutions, commercial banks, mortgage banking companies and insurance companies. These institutions compete for loans primarily through the interest rates and loan fees charged and the efficiency, convenience and quality of services they provided to borrowers, home builders and real estate brokers. Many of the nation's largest savings institutions, commercial banks and mortgage banking companies operate in the same areas in which the Bank competes and consequently the Bank has had to market and price its own products aggressively.

                                   EMPLOYEES

  As of June 30, 1996, Glendale Federal had a total of 2,455 full-time equivalent employees. None of its employees are represented by any collective bargaining group. The Bank provides its full-time employees with a comprehensive program of benefits, most of which are on a contributory basis, including medical insurance, dental insurance, life insurance, accidental death and dismemberment insurance, long-term disability coverage, a pension plan and a 401(k) plan. Management considers the Bank's employee relations to be stable with a work force which maintains an overall commitment to the mission and strategic goals of the Bank.

                                  REGULATION

GENERAL

  As a federally chartered and insured savings bank (referred to generally in applicable statutes as a "savings association"), Glendale Federal is subject to examination and supervision by the OTS and the FDIC and to federal statutes and regulations governing such matters as capital standards, business combinations, establishment of branch offices, lending, deposit taking and borrowing authority, permitted subsidiary investments and activities and general investment authority. Glendale Federal is also subject to various regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") concerning non-interest-bearing reserves required to be maintained against customer deposits and certain consumer protection laws and other regulations.

  The descriptions of the statutes and regulations that are applicable to Glendale Federal and its subsidiaries set forth herein do not purport to be complete descriptions of such statutes and regulations and their effects. Such descriptions also do not purport to identify every statute and regulation that may apply to Glendale Federal or its subsidiaries.

  The enforcement authority of the OTS over savings institutions includes the ability to impose penalties for and to seek correction of violations of laws or regulations or unsafe or unsound practices by assessing civil money penalties, issuing cease and desist or removal and prohibition orders against an institution, its directors, officers or employees and other persons or initiating injunctive actions. In general, such enforcement actions may be initiated in response to violations of laws, regulations and cease and desist orders or to address unsafe or unsound conditions or practices.

  The FDIC may terminate the deposit insurance of any insured depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation or order, or any condition imposed in writing by the FDIC. It may also suspend deposit insurance temporarily during the hearing process if the institution has no tangible capital.

RESTRICTIONS ON ACQUISITIONS AND CHANGES IN CONTROL

  Applicable federal law and regulations require the prior approval of the OTS for acquisitions of control of savings institutions and savings and loan holding companies. Control is conclusively presumed to exist for this purpose if, among other things, a person acquires more than 25% of any class of voting stock of the institution or holding company or controls in any manner the election of a majority of the directors of the insured institution or the holding company. Control is also presumed to exist, but subject to rebuttal, if, among other things, a person acquires more than 10% of any class of voting stock (or 25% of any class of stock) and is subject to any of certain specified "control factors," which include the percentage of the debt and equity of the institution or holding company owned by the person, agreements giving the person influence over a material aspect of the operations of the institution or holding company and the number of seats on the board of directors of the institution or holding company held by the person or designees of the person.

RESTRICTIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

  OTS regulations impose limitations on "capital distributions" by savings institutions, including cash dividends, payments to repurchase or otherwise acquire an institution's shares, payments to shareholders in a "cash-out" merger and other distributions charged against capital. An institution that exceeds its minimum capital requirements is permitted to make capital distributions in specified amounts based on its regulatory capital levels without prior OTS approval unless it is deemed to be "in need of more than normal supervision", in which case OTS approval of the distribution may be required. The OTS retains the authority in all cases, however, to prohibit any capital distribution that would otherwise be authorized under its regulations if the OTS determines that the capital distribution would constitute an unsafe or unsound practice and in each case requires prior notification of any proposed dividend or other capital distribution.

  Glendale Federal does not expect to pay cash dividends on its common stock in the foreseeable future and the Bank does not expect to make other capital distributions, other than preferred stock dividends, under its current organizational structure. However, future circumstances could arise which might result in a capital distribution by the Bank.

FEDERAL HOME LOAN BANK SYSTEM

  The FHLB System provides a central credit facility for member institutions. Glendale Federal is subject to certain regulations of the Federal Housing Finance Board and is required to own capital stock in its regional FHLB, the FHLB of San Francisco, in an amount at least equal to the greater of 1% of the aggregate outstanding balance of its loans secured by home mortgages, home purchase contracts and similar obligations at the end of each calendar year, or 5% of its FHLB advances. As of June 30, 1996, Glendale Federal was in compliance with this requirement with an investment in FHLB stock of $192.8 million. Institutions not satisfying certain "qualified thrift lender" requirements are subject to limitations on their ability to borrow from their FHLB. See "Qualified Thrift Lender Test", below.

LIQUIDITY

  Current federal regulations require savings institutions to maintain an average daily balance each month of liquid assets (as defined in the applicable regulations) equal to not less than a specified percentage (currently 5%) of the average daily balance during the previous month of net withdrawable customer accounts and borrowings payable on demand or in one year or less (the "liquidity ratio"). The required liquidity ratio may be changed by the OTS within the range of 4% to 10% of an institution's net withdrawable accounts and short-term borrowings, depending upon economic conditions and the deposit flows of member institutions. Savings institutions must also maintain an average daily balance each month of short-term liquid assets equal to at least 1% of the average daily balance for the preceding calendar month of net withdrawable customer accounts plus borrowings payable on demand or in one year or less. The liquidity and short-term liquidity ratios of Glendale Federal for the month of June 1996 were 5.41% and 4.87%, respectively.

INSURANCE OF DEPOSIT ACCOUNTS

  The FDIC administers two separate deposit insurance funds. The Bank Insurance Fund (the "BIF") is the insurance fund responsible for insuring the deposits of commercial banks and other institutions the deposits of which were insured by the FDIC prior to the enactment of FIRREA. The Savings Association Insurance Fund (the "SAIF") is the insurance fund responsible for insuring the deposits of institutions the deposits of which were formerly insured by the Federal Savings and Loan Insurance Corporation. Glendale Federal is a member of the SAIF.

  FDIC insurance premiums are assessed pursuant to a risk-based system under which institutions are classified on the basis of capital ratios, supervisory evaluation by the institutions' primary federal regulatory agency and other information deemed relevant by the FDIC. The deposit insurance premium assessment rate for SAIF-insured institutions currently ranges from 0.23% to 0.31%. The Bank's premium assessment rate for the first half of fiscal 1997 will be $0.26 per $100 of deposits.

  The FDIC is authorized to increase deposit insurance premiums payable by institutions of either fund if it determines that such increases are appropriate to maintain the reserves of that fund or to pay the costs of administration of the FDIC. Under current law, the FDIC is required to attain and thereafter maintain the reserves of both the BIF and SAIF to 1.25% of insured deposits. The BIF has reached the required reserve level, whereas the SAIF reserves are well below the required level. As a result, BIF deposit insurance premiums range from 0 cents (subject to a statutory minimum of $2,000 in annual assessments) to 27 cents per $100 of deposits. The premium assessment rate differential between BIF and SAIF creates a significant competitive disadvantage for SAIF-insured institutions.

  The FDIC's reduction of BIF premiums has precipitated a broad public debate on the subject of deposit insurance reform. Congress proposed, as part of the budget reconciliation bill submitted to and vetoed by the President in December 1995, a one-time, special assessment on all savings institutions to recapitalize the SAIF. The proposal would have required SAIF-insured institutions to pay a one-time special assessment on January 1, 1996 (estimated to be approximately $0.80 for every $100 in deposits held as of March 31, 1995, or approximately $47 million as applied to Glendale Federal on an after-tax basis) and would have provided for a pro rata sharing by all federally insured institutions of the obligation, now borne entirely by SAIF-insured institutions, to pay the interest on bonds issued by a specially created government entity ("FICO"), the proceeds of which were applied toward resolution of the thrift industry crisis in the 1980s. Efforts to include such provisions in subsequent legislation have thus far failed. It is anticipated that Congress will take up the BIF/SAIF legislation upon its return from the August recess. The FDIC now estimates that the one-time assessment needed to bring the SAIF to 1.25% of insured deposits is expected to be 68 basis points or $0.68 for every $100 in deposits. It is estimated that the reduced assessment rate would result in a lower assessment for the Bank; however, the amount of the assessment cannot be determined until final resolution by Congress and the FDIC. The significant disparity in deposit insurance premium costs between BIF- and SAIF-member institutions has resulted in efforts by some SAIF-insured institutions to shift customer deposits to affiliated BIF-insured institutions or to take other actions that would have the effect of reducing the deposit base on which the SAIF's deposit insurance premium revenue depends. Continuation of this situation for any extended period of time would seriously jeopardize the financial viability of the SAIF and thereby adversely affect its member institutions, and could also result in default in the payment of interest on the FICO bonds. The proposal described above represents only one of many different proposals for resolution of the BIF/SAIF premium disparity and recapitalization of the SAIF. Some of the other proposals contemplate elimination of the separate thrift charter and merger of the thrift and commercial banking industries. Management cannot predict whether or in what form any legislative resolution of these issues may be enacted or the impact thereof on the business of the Bank but believes that failure to resolve the problem will adversely affect SAIF-member institutions, including the Bank.

  Subject to certain limitations, a savings institution may convert to a commercial bank charter if the resulting bank remains a member of the SAIF. Federal laws and regulations relating to deposit insurance now permit SAIF-insured savings institutions to merge with BIF-insured commercial banks, with the resulting merged institution being subject to proportionate assessments by the BIF and the SAIF. Upon payment of so-called entrance and exit fees to the relevant FDIC insurance funds and compliance with certain other requirements, transfers of deposit insurance from the SAIF to the BIF will also be permitted on a whole institution basis at such time as the SAIF attains a reserve to insured deposits ratio of 1.25% or under certain other circumstances.

CAPITAL REQUIREMENTS

  Federal Law and the capital regulations promulgated thereunder establish a "leverage limit" (also commonly referred to as the "core capital ratio"), a "tangible capital requirement" and a "risk-based capital requirement" for savings institutions subject to OTS supervision.

  The leverage limit currently requires a savings institution to maintain "core capital" of not less than 3% of adjusted total assets. "Core capital" generally includes common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and any related surplus, and minority interests in the equity accounts of fully consolidated subsidiaries. Intangible assets (with certain exceptions for purchased and originated mortgage servicing rights ("MSRs"), purchased credit card relationships, and certain grandfathered core deposit intangibles) must generally be deducted from core capital. Up to 50% of core capital may be comprised of MSRs, with MSRs being valued for this purpose at the lowest of 90% of fair market value, 90% of original cost, or amortized book value as determined under generally accepted accounting principles.

  Under the tangible capital requirement a savings institution must maintain "tangible capital" in an amount not less than 1.5% of adjusted total assets. "Tangible capital" is defined as core capital less any intangible assets other than readily marketable mortgage servicing rights which are included in core capital, and investments in certain subsidiaries engaged in activities not permissible for national banks.

  Under the risk-based capital requirement, a savings institution must maintain "total capital" (defined below) in an amount at least equal to 8% of its risk-weighted assets. Each asset held by a savings institution is assigned to one of four risk-weighting categories, based upon the degree of credit risk associated with the type of asset involved and ranging from 0% for low-risk assets such as U.S. Treasury securities and GNMA securities to 100% for various types of loans and other assets deemed to be of higher risk. Single family mortgage loans having loan-to-value ratios not exceeding 80% and meeting certain additional criteria, as well as multi-family residential property loans meeting certain criteria, qualify for the 50% risk-weighting. The book value of each asset is multiplied by the risk-weighting applicable to the asset category, and the sum of the products of this calculation equals total risk-weighted assets. Off-balance sheet items are also included in the calculation of total risk-weighted assets through a formula intended to reflect the relative likelihood that a credit obligation would result from the off-balance sheet item.

  For purposes of the risk-based capital requirement, "total capital" means core capital (as described above) plus "supplementary capital" (as defined below), provided that the amount of supplementary capital may not exceed the amount of core capital, less certain assets. Supplementary capital includes
(i) certain types of cumulative perpetual preferred stock and other perpetual preferred stock, mandatory convertible subordinated debt and perpetual subordinated debt, (ii) "maturing capital instruments" such as mandatory redeemable preferred stock, intermediate-term preferred stock, commitment notes and subordinated debt meeting certain criteria, and (iii) general valuation loan and lease loss allowances, up to a maximum of 1.25% of risk-weighted assets. Under the risk-based capital requirements, assets excluded from total capital include equity investments (including certain direct investments in real estate) and that portion of land loans and non-residential construction loans in excess of an 80% loan-to-value ratio.

  The Federal banking laws require each federal banking agency to monitor and to revise its risk-based capital standards as appropriate to ensure that such standards take adequate account of interest rate risk, concentration of credit risk and the risks of "nontraditional activities," and to ensure that such standards reflect the "actual performance and expected risk of loss of multi-family mortgages".

  In addition to the above regulatory capital requirements, the Federal banking laws contain so-called "prompt corrective action" ("PCA") provisions pursuant to which banks and savings institutions are to be classified into one of five categories based primarily upon capital adequacy, ranging from "well capitalized" to "critically undercapitalized," and which require, subject to certain exceptions, the appropriate federal banking agency to take prompt corrective action with respect to an institution which becomes "undercapitalized" and to take additional actions if the institution becomes "significantly undercapitalized" or "critically undercapitalized." These provisions expand the powers and duties of the OTS and the FDIC and expressly authorize, or in many cases direct, regulatory intervention at an earlier date than was previously the case.

  The OTS regulations implementing the PCA provisions of FDICIA define the five capital categories as follows: (i) an institution is "well capitalized" if it has a total risk-based capital ratio of 10.00% or greater, has a Tier 1 risk-based capital ratio (Tier 1 capital to total assets) of 6.00% or greater, has a core capital ratio of 5.00% or greater and is not subject to any written capital order or directive to meet a specific capital level or any capital measure; (ii) an institution is "adequately capitalized" if it has a total risk-based capital ratio of 8.00% or greater, has a Tier 1 risk-based capital ratio of 4.00% or greater and has a core capital ratio of 4.00% or greater (3.00% for certain highly rated institutions); (iii) an institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8.00% or has either a Tier 1 risk-based or a core capital ratio that is less than 4.00%; (iv) an institution is "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.00%, or has either a Tier 1 risk-based or a core capital ratio that is less than 3.00%; and (v) an institution is "critically undercapitalized" if its "tangible equity" (defined in the prompt corrective action regulations to mean core capital plus cumulative perpetual preferred stock) is equal to or less than 2.00% of its total assets. The OTS also has authority, after an opportunity for a hearing, to downgrade an institution from "well capitalized" to "adequately capitalized", or to subject an "adequately capitalized" or "undercapitalized" institution to the supervisory actions applicable to the next lower category, for supervisory concerns.

  At June 30, 1996, the Bank's regulatory capital ratios were significantly above the 5.00% core capital, 6.00% Tier 1 risk-based capital and 10.00% risk-based capital levels required by federal regulators for "well-capitalized" institutions. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview--Capital" and Note 17 of the Notes to Consolidated Financial Statements for further information regarding the Bank's regulatory capital ratios.

LOANS TO ONE BORROWER

  Savings institutions are generally subject to the loans-to-one borrower limitations that are applicable to national banks. With certain limited exceptions, the maximum amount that a savings institution may lend to one borrower (including certain related entities of such borrower) is an amount equal to 15% of the savings institution's unimpaired capital and unimpaired capital surplus, plus an additional 10% for loans fully secured by readily marketable collateral. Real estate is not included within the definition of "readily marketable collateral" for this purpose. Pursuant to recent regulatory amendments, the definition of the term "unimpaired capital and unimpaired surplus" has been changed to refer now generally to an institution's regulatory capital, and also to include in the basic 15% of capital lending limit, that portion of an institution's general valuation allowance that is not includable in regulatory capital as calculated for other regulatory purposes. At June 30, 1996, the maximum amount which Glendale Federal could have loaned to any one borrower (and related entities) was $160.5 million. At that date, the largest balance of loans which Glendale Federal had outstanding to any one borrower and related entities was $31.0 million.

QUALIFIED THRIFT LENDER TEST

  Under the qualified thrift lender ("QTL") test provisions of applicable Federal law, savings institutions must maintain at least 65% of its portfolio assets in qualified thrift investments on a specified monthly average basis. In general, qualified thrift investments include loans, securities and other investments that are related to housing or, to a more limited extent, consumer lending and community service purposes. Portfolio assets are defined as an institution's total assets less goodwill and other intangible assets, the institution's business property and a limited amount of the institution's liquid assets.

  A savings institution's failure to remain a QTL may result in: (1) limitations on new investments and activities; (2) imposition of branching restrictions; (3) loss of FHLB borrowing privileges; and (4) limitations on the payments of dividends. If a savings institution that is a subsidiary of a savings and loan holding company fails to regain QTL status within one year of its loss of such status, the holding company must register as and will be deemed to be a bank holding company subject to, among other things, the business activity restrictions of the BHCA.

  Glendale Federal's qualified thrift investments comprised 88.7% of its portfolio assets as of June 30, 1996.

COMMUNITY REINVESTMENT ACT

  The Community Reinvestment Act ("CRA") requires each savings institution, as well as commercial banks and other lenders, to identify the communities served by the institution's offices and to identify the types of credit the institution is prepared to extend within such communities. The CRA also requires the OTS to assess, as part of its examination of a savings institution, the performance of the institution in meeting the credit needs of its community and to take such assessments into consideration in reviewing applications for mergers, acquisitions and other transactions. An unsatisfactory CRA rating may be the basis for denying such an application. In connection with the assessment of a savings institution's CRA performance, the OTS will assign a rating of "outstanding", "satisfactory", "needs to improve" or "substantial noncompliance". Based on an examination conducted in 1996, Glendale Federal's CRA performance was rated "satisfactory".

REAL ESTATE LENDING STANDARDS

  FDICIA requires the federal banking agencies to adopt uniform real estate lending standards. In response to this requirement, the OTS and the other federal banking agencies have jointly adopted uniform rules on real estate lending and related Interagency Guidelines for Real Estate Lending Policies (the "Guidelines"). The uniform rules require that institutions adopt and maintain comprehensive written policies for real estate lending. The policies must reflect consideration of the Guidelines and must address relevant lending procedures, such as loan to value limitations, loan administration procedures, portfolio diversification standards and documentation, approval and reporting requirements. Although the final rule did not impose specific maximum loan to value ratios, the related Guidelines state that such ratio limits established by individual institutions' boards of directors should not exceed levels set forth in the Guidelines, which range from a maximum of 65% for loans secured by raw land to 85% for improved property. No limit is set for single family residence loans, but the Guidelines state that such loans exceeding a 90% loan to value ratio should have private mortgage insurance or some form of credit enhancement. The Guidelines further permit a limited amount of loans that do not conform to these criteria. The Bank has adopted limits in accordance with the Guidelines.

                                   TAXATION

  For taxable years beginning prior to January 1, 1996, a savings institution that met certain definitional tests relating to the composition of its assets and the sources of its income (a "qualifying savings institution") was permitted to establish reserves for bad debts and to claim annual tax deductions for additions to such reserves. A qualifying savings institution was permitted to make annual additions to such reserves under a method based on the institution's loss experience. Alternatively, a qualifying savings institution could elect, on an annual basis, to use the "percentage of taxable income" method to compute its allowable addition to its bad debt reserve on qualifying real property loans (generally, loans secured by an interest in improved real estate). The percentage of taxable income method permitted the institution to deduct a specified percentage of its taxable income before such deduction, regardless of the institution's actual bad debt experience, subject to certain limitations. Since 1988, Glendale Federal has claimed bad debt deductions under the experience method because that method produced a greater deduction than did the percentage of taxable income method.

  On August 20, 1996, the President signed the Small Business Job Protection Act (the "Act") into law. One provision of the Act repeals the reserve method of accounting for bad debts for savings institutions effective for taxable years beginning after 1995 and provides for recapture of a portion of the reserves existing at the close of the last taxable year beginning before January 1, 1996. See Note 14 of the Notes to Consolidated Financial Statements for a discussion of the effect of this legislation on the Bank. For its tax years beginning on or after January 1, 1996, the Bank will be required to account for its bad debts under the specific charge-off method. Under this method, deductions may be claimed only as and to the extent that loans become wholly or partially worthless.

  In addition to the regular corporate income tax, corporations, including qualifying savings institutions, are subject to an alternative minimum tax. The 20% tax is computed on Alternative Minimum Taxable Income ("AMTI") and applies if it exceeds the regular tax liability. AMTI is the regular taxable income with certain adjustments. For taxable years beginning after 1989, AMTI includes an adjustment for 75% of the excess of "adjusted current earnings" over regular taxable income. Net operating loss carrybacks and carryforwards are permitted to offset only 90% of AMTI.

  The California franchise tax applicable to Glendale Federal is a variable rate tax, computed under a formula which results in a rate higher than the rate applicable to non-financial corporations because it reflects an amount "in lieu" of local personal property and business license taxes paid by such corporations (but not generally paid by banks or financial corporations such as Glendale Federal). For 1993 and 1994, the rates were 11.107% and 11.470%, respectively. For 1995 and 1996, the rate is set at 11.3%. For 1997, the rate will be 10.84%. Under California law and regulations, financial corporations are permitted to claim a bad debt deduction by using a reserve method, with the reserve level being determined by past experience or current facts and circumstances. California franchise taxes are deductible for federal income tax purposes.

  Glendale Federal's tax returns have been audited by the Internal Revenue Service through December 31, 1988, and by the California Franchise Tax Board ("CFTB") through December 31, 1990.

  For additional information regarding taxation, see Note 14 of the Notes to Consolidated Financial Statements.

ITEM 2. PROPERTIES

  At June 30, 1996, Glendale Federal's business was conducted through the Bank's 150 banking offices and 22 loan offices in California. The executive offices of the Bank are located at 414 North Central Avenue, Glendale, California. The Bank owns its executive offices and 83 of its banking offices, as well as 6 other properties in which service centers and other facilities are located, and leases the premises for 67 of its banking offices, as well as 21 other properties in which service centers and other facilities are located. The net book value of all offices at June 30, 1996 was $79.7 million and included $11.6 million of leasehold improvements. Expirations of leases for facilities range from September 1996 to April 2034. During fiscal 1996, the Bank sold its former headquarters facility for approximately $30 million and recorded a pre-tax loss on the sale of $2.5 million. See Notes 4 and 10 of the Notes to Consolidated Financial Statements for further information.

  The Bank evaluates the suitability and adequacy of all its facilities on a continuing basis, including branch offices, support buildings and service centers, and has an active program of relocating, remodeling or closing such facilities as necessary to maintain efficient and attractive facilities. The Bank believes its present facilities are adequate for its operating purposes.

ITEM 3. LEGAL PROCEEDINGS

GOODWILL LITIGATION AGAINST THE GOVERNMENT

  Following the adoption of FIRREA, the Bank sued the United States Government (the "Government") contending that FIRREA's treatment of supervisory goodwill constituted a breach by the Government of its 1981 contract with the Bank, under which the Bank merged with a Florida thrift and the Bank was permitted to include the goodwill resulting from the merger in the Bank's regulatory capital (Glendale Federal Bank, F.S.B. v. United States, No. 90-772C, in the United States Court of Federal Claims, filed August 15, 1990). In July 1992, the U.S. Court of Federal Claims (the "Claims Court") found in favor of the Bank's position, ruling that the Government breached its express contractual commitment to permit the Bank to include supervisory goodwill in its regulatory capital and that the Bank is entitled to seek financial compensation.

  On May 25, 1993, a three-judge panel of the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit") reversed the Claims Court's July 1992 judgment in favor of the Bank, ruling that the Government was not liable for breach of contract, and remanded the case for trial of the Bank's constitutional and other claims. On August 18, 1993, the Federal Circuit granted the Bank's request for rehearing en banc and vacated the panel decision reversing the Claims Court's July 1992 judgment. On August 30, 1995 the Federal Circuit, by a 9 to 2 decision, affirmed the judgment of the Claims Court in favor of the Bank.

  The Government subsequently appealed this decision to the United States Supreme Court and on July 1, 1996, the Supreme Court, by a vote of 7 to 2, ruled that the Government had breached its contract with the Bank. On August 1, 1996, the Claims Court scheduled January 13, 1997 as the starting date for the trial to determine damages. Management believes that the Bank will be able to establish damages in an amount in excess of $1.5 billion.

SHAREHOLDER CLASS ACTION LITIGATION

  A wholly-owned subsidiary of the Bank, as the successor by merger to the Bank's former parent corporation, GLENFED, Inc., is a defendant in consolidated class actions pending in the United States District Court for the Central District of California (the "District Court"), entitled In Re GLENFED Inc. Securities Litigation, Civil No. 91-0818 WJR, originally filed on January 18, 1991. The original consolidated complaint was dismissed by the Court on July 15, 1991, with leave to amend, for failure to allege with specificity the securities law and common law fraud claims asserted in the complaint. The complaint alleged, among other things, that various misrepresentations were made concerning the financial condition and operations of GLENFED and the Bank prior to GLENFED's announcement of a $140 million loss on or about
January 16, 1991.

  After dismissal of the complaint, the plaintiffs filed an amended complaint which was dismissed by the District Court, which then entered judgment in favor of GLENFED and the individual officer and director defendants. Plaintiffs appealed this dismissal and on September 15, 1993, the United States Court of Appeals for the Ninth Circuit (the "Appeals Court") affirmed the judgment dismissing the complaint. On December 9, 1994, the Appeals Court, sitting en banc, reversed the decision of the three-judge panel which had found in favor of GLENFED on only one of the alternative grounds on which the District Court had based its opinion. Since the three-judge panel had not ruled on all the grounds which formed the basis of the District Court's opinion, the en banc court remanded the case to the three-judge appellate panel for a ruling on the remaining grounds. On July 13, 1995, the three-judge panel of the Appeals Court entered an order affirming the dismissal by the District Court of the outside directors and remanded the remainder of the case to the District Court for further proceedings. The defendants are now conducting a vigorous defense to the claims asserted.

  Certain of the former officers and directors of GLENFED were also named defendants in a California state court derivative action (entitled Donald P. Delliquanti, et al. v. Norman M. Coulson, et al. and GLENFED, Inc., as a nominal defendant, Case No. BC021028, filed February 8, 1991 in Los Angeles County, California Superior Court) which charges those persons who were directors of GLENFED during the period covered by the plaintiff's allegations with breach of fiduciary duty and mismanagement in connection with past write-downs and loss provisions for real estate loans and investments. Since the litigation is derivative in nature, the subsidiary of the Bank which is the successor to GLENFED would be a recipient of any judgment and has no exposure to damages. On October 8, 1991, the Court sustained the defendant's demurrer to the second amended complaint in this action and entered judgment in favor of GLENFED and the individual officer defendants. The plaintiffs filed an appeal, and on September 1, 1993, the Court of Appeals reversed the decision of the lower Court. The defendants are now conducting a vigorous defense to the claims asserted.

OTHER LITIGATION

  In addition to the matters described above, Glendale Federal or its subsidiaries are involved as plaintiff or defendant in various legal actions incidental to their business, none of which is believed by management to be material to the financial condition or results of operations of Glendale Federal and its subsidiaries on a consolidated basis.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

  None.

ITEM 4A. EXECUTIVE OFFICERS

  The following table sets forth certain information concerning executive officers of Glendale Federal. Each executive officer below serves at the discretion of the Board of Directors. The business experience of each during the last five years is set forth in the paragraphs following the table.

             NAME          AGE               POSITION(S) HELD
             ----          ---               ----------------
      James W. Bean, Jr.   49    Senior Vice President and Chief Auditor
      Vincent L. Beatty    36    Executive Vice President and Director,
                                 Loan Sales/Operations/Corporate Development
      William J. Birch     48    Executive Vice President and Manager,
                                 Retail Banking
      James R. Eller, Jr.  49    Corporate Counsel and Secretary
      Howard C. Everakes   45    Executive Vice President and General
                                 Counsel
      Richard A. Fink      56    Senior Executive Vice President and
                                 Chief Credit Officer and Director
      John E. Haynes       51    Executive Vice President, Chief Financial
                                 Officer
      Gregory L. Hendry    36    Senior Vice President and Chief Accounting
                                 Officer
      Terry D. Hess        49    Executive Vice President and Director,
                                 Community Business Banking
      Jeffrey D. Misakian  37    Senior Vice President and Director,
                                 Corporate Relations
      Kathryn D. Snyder    39    Executive Vice President and Treasurer
      Stephen J. Trafton   50    Chairman of the Board, Chief Executive
                                 Officer and President
      Robert R. Trujillo   45    Executive Vice President and Director,
                                 Franchise Management and Marketing
      Sharon K. Winston    44    Senior Vice President and Director,
                                 Corporate Human Resources

  James W. Bean, Jr. has been Senior Vice President and Chief Auditor since 1991. From 1990 to 1991, Mr. Bean was Senior Vice President and Corporate Controller.

  Vincent L. Beatty has been Executive Vice President and Director, Loan Sales/Operations/ Corporate Development, of Glendale Federal since February 1996. From April 1990 until May 1992, Mr. Beatty was Vice President, Strategic Risk Management. He was appointed Senior Vice President, Strategic Risk Management in May 1992; Senior Vice President and Director, Lending Operations, in December 1992; Senior Vice President and Director, Retail Bank Operations, in June 1994; Executive Vice President and Director, Retail Bank Operations, in October 1994; and Executive Vice President and Director, Bank and Lending Operations, in January 1995.

  William J. Birch has been Executive Vice President and Manager, Retail Banking, of Glendale Federal since 1992. From 1988 until 1992 he was Senior Vice President, Corporate Administrative Services. During 1992 Mr. Birch was Executive Vice President, Bank Operations.

  James R. Eller, Jr. has been Corporate Counsel and Secretary of Glendale Federal since 1992. From 1991 until 1992 he was Vice President, Associate Counsel and Assistant Secretary of Security Pacific National Bank.

  Howard C. Everakes has been General Counsel of Glendale Federal since April 1993 and Executive Vice President since April 1994. From 1989 until 1993 he was Senior Vice President/ Counsel and California Legal Staff Manager.

  Richard A. Fink has been Senior Executive Vice President and a Director of Glendale Federal since May 1992. He served as Chief Legal Officer from May 1992 until April 1994; Director, Corporate Development, from April 1994 until February 1996; and as Chief Credit Officer since February 1996. From 1980 until May 1992, he was a partner in the law firm of McKenna & Fitting and was actively involved in advising the Bank with respect to legal and regulatory matters. On March 31, 1993 a state court receiver was appointed for McKenna & Fitting.

  John E. Haynes has been Executive Vice President and Chief Financial Officer of Glendale Federal since April 1992 and was Chief Information Officer from January 1995 until August 1996. From March 1990 until June 1991 he was Senior Vice President and Manager, Reporting and Forecasting. In June 1991, he was appointed Senior Vice President and Corporate Controller and in September 1991 he was promoted to Senior Vice President and Chief Accounting Officer. He served as Chief Accounting Officer until March 1993.

  Gregory L. Hendry has been Senior Vice President and Chief Accounting Officer since March 1993. From March 1990 until February 1991, he was Vice President and Manager, Product Profitability, Cost Analysis and Budgets. From February 1991 until March 1993 he was Vice President and Manager, Technical Accounting.

  Terry D. Hess has been Executive Vice President and Director, Community Business Banking, of Glendale Federal since July 1995. Mr. Hess became Executive Vice President and Manager of the Special Asset Department of Glendale Federal in December 1990. Mr. Hess was Chief Credit Officer of Glendale Federal from June 1991 until July 1995.

  Jeffrey D. Misakian has been Senior Vice President and Director, Corporate Relations, of Glendale Federal since August 1994. Mr. Misakian was Senior Vice President and Director, Investor Relations and Financial Reporting, from March 1993 until August 1994. From September 1990 until March 1993 Mr. Misakian was Vice President and Manager, Financial Reporting.

  Kathryn D. Snyder has been Executive Vice President and Treasurer of Glendale Federal since February 1996. From October 1990 until January 1991, she was Senior Vice President and Manager of Budgeting and Financial Planning. She was Senior Vice President and Treasurer from January 1991 until November 1992; Executive Vice President and Treasurer from November 1992 until July 1995; and Executive Vice President, Asset and Liability Risk Management, and Treasurer from July 1995 until February 1996.

  Stephen J. Trafton has been Chairman of the Board, Chief Executive Officer and President of Glendale Federal Bank since April 1992. Mr. Trafton joined Glendale Federal in July 1990 as Senior Executive Vice President and Chief Financial Officer and served as such until April 1992. He has served as a Director since June 1991. From June 1991 until April 1992 he was Vice Chairman of the Board.

  Robert R. Trujillo has been Executive Vice President and Director, Franchise Management and Marketing, since February 1996. From 1989 until July 1992 he was Senior Vice President and Manager, Branch Development/Promotion and Market Research. From July 1992 until December 1992

Mr. Trujillo was Senior Vice President and Director of Marketing; from December 1992 until June 1994 he was Senior Vice President and Manager of Marketing, Customer Service Quality; from June 1994 until October 1994 he was Senior Vice President and Director, Franchise Management; and from October 1994 until February 1996 he was Executive Vice President and Director, Franchise Management.

  Sharon K. Winston has been Senior Vice President and Director, Corporate Human Resources since August 1994. From 1987 until she joined Glendale Federal in May 1991 Ms. Winston was Human Resources Manager of Navcom Defense Manufacturing. From May 1991 until November 1991 she was an Assistant Vice President. From November 1991 until May 1992 she was Vice President and Human Resources Compliance Officer. From May 1992 until August 1994 she was Vice President and Manager, Staffing/Management Development/Employee Relations and Compliance of Glendale Federal.

                                    PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER
    MATTERS

PRICE RANGE OF THE REGISTRANT'S COMMON STOCK

  The Bank's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "GLN" and is also listed on the Pacific Stock Exchange ("PSE"). The following table sets forth, for the periods indicated, the range of high and low sale prices of the Bank's common stock:


                                                                  HIGH     LOW
                                                                 ------- -------
      Year Ended June 30, 1996
        First Quarter........................................... $17     $12 1/8
        Second Quarter..........................................  18      14 5/8
        Third Quarter...........................................  19 1/8  15 1/2
        Fourth Quarter..........................................  19 1/8  16
      Year Ended June 30, 1995
        First Quarter........................................... $13 1/2 $10 3/8
        Second Quarter..........................................  11 3/4   7 3/8
        Third Quarter...........................................  10 7/8   8 3/4
        Fourth Quarter..........................................  14      10

  At the close of business on September 3, 1996, the Bank's common stock price was $17 5/8.

  The Bank has not paid any cash dividends on its common stock in the last three fiscal years. Refer to Item 1. "Business--Regulation," and Note 18 of the Notes to Consolidated Financial Statements for information with respect to current restrictions on the Bank's ability to pay dividends.

NUMBER OF HOLDERS OF COMMON STOCK

  At September 3, 1996, 47,161,877 shares of Bank common stock were outstanding and held by approximately 8,665 holders of record.

ITEM 6. SELECTED FINANCIAL DATA

  The following tables summarize the Bank's financial condition and its operating results for the past five fiscal years. See Notes 4 and 18 of the Notes to Consolidated Financial Statements for discussion of acquisitions and dispositions in fiscal 1995 and the Bank's recapitalization in fiscal 1994 which affect the comparability of the information provided in the tables below.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                 CONSOLIDATED FIVE YEAR SUMMARY OF OPERATIONS
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                           YEARS ENDED JUNE 30
                          ------------------------------------------------------------
                             1996        1995       1994         1993         1992
                          ----------  ----------  ---------   ----------   -----------
Interest income.........  $1,080,035  $1,086,658  $ 989,945   $1,134,310   $ 1,641,764
Interest expense........    (746,970)   (768,939)  (678,664)    (774,997)   (1,137,917)
                          ----------  ----------  ---------   ----------   -----------
Net interest income be-
 fore provision for loan
 losses.................     333,065     317,719    311,281      359,313       503,847
Provision for loan loss-
 es.....................     (40,350)    (66,150)  (139,726)    (251,261)     (314,437)
                          ----------  ----------  ---------   ----------   -----------
Net interest income.....     292,715     251,569    171,555      108,052       189,410
Other income:
  Fee income............      69,977      69,311     60,513       58,051        74,709
  Gain (loss) on sale of
   loans, net...........        (690)        146        665        3,147        24,129
  Gain (loss) on sale of
   mortgage-backed secu-
   rities, net..........     (34,222)    (11,725)     1,099       29,258        76,710
  Gain on sale of bank-
   ing operations.......         --       73,713        --           --            --
  Other income (loss),
   net..................        (707)      3,001     (1,936)      (3,461)      (22,081)
                          ----------  ----------  ---------   ----------   -----------
    Total other income..      34,358     134,446     60,341       86,995       153,467
Other expenses:
  Compensation and em-
   ployee benefits......    (101,502)   (105,218)  (126,037)    (123,388)     (125,674)
  Occupancy expense,
   net..................     (29,698)    (31,433)   (37,691)     (39,535)      (41,402)
  Regulatory insurance..     (27,491)    (29,077)   (38,233)     (34,881)      (38,299)
  Advertising and promo-
   tion.................     (24,798)    (18,855)   (16,285)     (11,078)       (7,968)
  Furniture, fixtures
   and equipment........     (11,605)    (14,559)   (24,793)     (29,585)      (31,804)
  Stationery, supplies
   and postage..........     (10,158)     (9,065)   (11,174)     (11,221)      (12,553)
  Other general and ad-
   ministrative ex-
   penses...............     (43,612)    (35,634)   (37,753)     (31,965)      (33,506)
                          ----------  ----------  ---------   ----------   -----------
    Total general and
     administrative ex-
     penses.............    (248,864)   (243,841)  (291,966)    (281,653)     (291,206)
  Operations of real
   estate held for sale
   or investment........      (1,242)         31     (2,690)     (31,488)     (105,689)
  Operations of real
   estate acquired in
   settlement of loans..      (8,426)    (15,034)   (24,089)     (44,367)      (55,967)
  Amortization of
   goodwill and other
   intangible assets....      (5,147)     (1,724)    (9,764)     (16,028)      (17,131)
                          ----------  ----------  ---------   ----------   -----------
    Total other ex-
     penses.............    (263,679)   (260,568)  (328,509)    (373,536)     (469,993)
                          ----------  ----------  ---------   ----------   -----------
Write-off of assets held
 for Florida disposi-
 tion...................         --          --    (136,209)         --            --
Income tax (provision)
 benefit................     (21,342)    (52,146)    10,171       39,299         6,210
Extraordinary items,
 net....................         --        1,755     14,092       58,344           --
                          ----------  ----------  ---------   ----------   -----------
  Net earnings (loss)...      42,052      75,056   (208,559)     (80,846)     (120,906)
Dividends declared on
 preferred stock........     (16,156)    (17,668)   (13,759)         --            --
Premium on exchange of
 Series E preferred
 stock for common stock.      (9,443)        --         --           --            --
                          ----------  ----------  ---------   ----------   -----------
Earnings (loss) avail-
 able for common share-
 holders................  $   16,453  $   57,388  $(222,318)  $  (80,846)  $  (120,906)
                          ==========  ==========  =========   ==========   ===========
Earnings (loss) per
 share:
 Primary:
   Earnings (loss) be-
    fore extraordinary
    items...............  $     0.36  $     1.28  $   (6.48)         N/A           N/A
   Net earnings (loss)..        0.36        1.32      (6.10)         N/A           N/A
 Fully diluted:
   Earnings (loss) be-
    fore extraordinary
    items...............        0.35        1.16      (6.48)         N/A           N/A
   Net earnings (loss)..        0.35        1.19      (6.10)         N/A           N/A
Return on average as-
 sets...................        0.28%       0.46%     (1.20)%      (0.45)%       (0.61)%
Return on average equi-
 ty.....................        4.43        8.25     (27.11)      (11.86)       (15.83)
Average equity to aver-
 age assets.............        6.23        5.54       4.43         3.81          3.88
Efficiency ratio (1)....       61.75       63.00      78.53        67.48         50.33
Number of full service
 customer facilities....         150         148        217          215           214

--------
(1) Defined as total general and administrative expenses divided by the sum of net interest income before provision for loan losses plus fee income.

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

             CONSOLIDATED FIVE YEAR SUMMARY OF FINANCIAL CONDITION
                                 (IN THOUSANDS)

                                                   JUNE 30
                         -----------------------------------------------------------
                            1996        1995        1994        1993        1992
                         ----------- ----------- ----------- ----------- -----------
         ASSETS
Cash and amounts due
 from banks............. $   153,608 $   139,697 $   164,576 $   217,689 $   297,681
Federal funds sold and
 securities purchased
 under resale
 agreements.............     433,000     296,000     315,961     842,767     152,370
Other debt securities...      18,877      42,326     166,040     523,725     196,696
Loans receivable, net...  10,727,909   9,899,297   9,595,780  10,850,039  12,741,028
Mortgage-backed
 securities, net........   2,240,790   4,723,457   5,363,779   4,044,744   2,604,700
Real estate held for
 sale or investment.....      12,072      13,303      16,995      48,040     133,509
Real estate acquired in
 settlement of loans....      78,249     105,730     146,835     194,187     201,819
Investment in capital
 stock of Federal Home
 Loan Bank, at cost.....     192,842     185,799     139,678     126,390     138,540
Goodwill and other in-
 tangible assets........      59,216      63,538      47,781     385,754     401,782
Assets held for Florida
 disposition, net.......         --          --      257,363         --          --
Other assets............     540,001     575,099     588,243     675,498   1,031,495
                         ----------- ----------- ----------- ----------- -----------
                         $14,456,564 $16,044,246 $16,803,031 $17,908,833 $17,899,620
                         =========== =========== =========== =========== ===========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Deposits................ $ 8,723,976 $ 8,734,880 $10,919,806 $11,615,529 $13,720,874
Securities sold under
 agreements to repur-
 chase..................     758,050   2,695,176   2,306,274   3,064,995     579,069
Borrowings from the
 FHLB...................   3,838,000   3,495,000   2,443,428   2,192,272   2,228,295
Other borrowings........      10,599      28,883      96,890     141,971     382,671
Other liabilities.......     168,488     148,460     158,419     233,779     285,196
Stockholders' equity....     957,451     941,847     878,214     660,287     703,515
                         ----------- ----------- ----------- ----------- -----------
                         $14,456,564 $16,044,246 $16,803,031 $17,908,833 $17,899,620
                         =========== =========== =========== =========== ===========

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                   OVERVIEW

EARNINGS PERFORMANCE

  The Bank recorded net earnings of $42.1 million in fiscal 1996, compared to net earnings of $75.1 million in fiscal 1995 and a net loss of $208.6 million in fiscal 1994. The primary and fully diluted earnings per share amounts for fiscal 1996 were $0.36 and $0.35, respectively, compared to $1.32 and $1.19, respectively, for fiscal 1995, and a primary and fully diluted loss per share of $6.10 for fiscal 1994.

  Excluding premium adjustments on the exchange of certain of its Noncumulative Preferred Stock, Series E (the "Series E Preferred Stock") to common stock and the other non-recurring items noted below, earnings would have been $63.5 million, or $0.97 per fully diluted share, for the fiscal year ended June 30, 1996. On the same basis, earnings in fiscal 1995 would have been $41.3 million, or $0.57 per fully diluted share, compared to a net loss of $96.6 million, or $3.03 per fully diluted share, in fiscal 1994.

  Net earnings for fiscal 1996 include an after-tax loss of $19.7 million on the sale of $1.7 billion of CMOs. See "Sale of CMO Investment Portfolio" below for additional information. Also included in results of operations for the current period is an after-tax loss of $1.7 million on the sale of the Bank's former headquarters facility.

  During fiscal 1996, the Bank entered into separately negotiated agreements with certain holders of its Series E Preferred Stock providing, in the aggregate, for exchanges of 2.2 million shares of the Series E Preferred Stock for 5.9 million shares of Bank common stock. The exchanges were made at premiums above the stated conversion rate of 2.404 shares of Bank common stock for each share of the Series E Preferred Stock. In accordance with applicable accounting guidance, the excess of the fair value of Glendale Federal common stock transferred by the Bank to the holders of the Series E Preferred Stock over the fair value of Glendale Federal common stock issuable pursuant to the original conversion terms, has been subtracted from net earnings to arrive at the earnings available to common shareholders in the calculation of earnings per share. The Bank has made additional exchanges of Glendale Federal common stock for Series E Preferred Stock since June 30, 1996 and may enter into further exchange agreements in the future.

  Included in net earnings for fiscal 1995 is a gain of $29.7 million (net of income tax expense of $21.0 million) resulting from the sale of University Savings, a gain of $2.3 million (net of income tax expense of $20.7 million) resulting from the sale of the Bank's Florida franchise and an extraordinary net gain of $1.8 million resulting from University Savings' early extinguishment of $42.1 million of borrowings from the FHLB.

  Included in the net loss for fiscal 1994 was a write-off of goodwill and other assets associated with the sale of the Bank's Florida franchise totaling $136.2 million, an extraordinary net gain of $14.1 million resulting from the exchange of $49.1 million of GLENFED's convertible subordinated debentures for common stock of the Bank in connection with the Recapitalization, and tax benefits of $10.2 million.

  The improvement in earnings, exclusive of the non-recurring items noted above, in fiscal 1996, compared to fiscal 1995, reflects higher net interest income before provision for loan losses, lower credit-related costs and an increase in other fees and service charges, partially offset by reduced loan servicing income and an increase in general and administrative expenses. The change in earnings in fiscal 1995 compared to the loss recorded in fiscal 1994, exclusive of the non-recurring items noted above, was primarily due to a lower provision for loan losses, an increase in fee income and a reduction in both general and administrative expenses and goodwill amortization. See "Results of Operations" for a further discussion of factors affecting the Bank's earnings performance.

  The Bank's interest rate spread was 2.41% at June 30, 1996, as compared with 1.83% and 2.13% at June 30, 1995 and 1994, respectively. The rise in overall interest rates during calendar 1994 significantly increased the cost of retail deposits and borrowings, adversely impacting the Bank's cost of funds and its interest rate spread. The funding of the sale of the Bank's Florida operations in December 1994, resulted in a significant increase in the amount of short-term borrowings, which had a weighted average interest rate higher than the weighted average interest rate of the deposits sold. As a result, the Bank's interest rate spread was 1.50% at December 31, 1994. The Bank's interest rate spread improved in the second half of fiscal 1995 as higher costing short-term borrowings were replaced with cash proceeds and lower costing deposits obtained in the Union Federal and Independence One acquisitions described in
Note 4 of the Notes to Consolidated Financial Statements, which resulted in a decrease in the Bank's cost of funds. The Bank's interest rate spread continued to improve in fiscal 1996 due to further declines in the Bank's cost of funds and an increase in the yield on interest-earning assets. The increase in the earning-asset yield was primarily due to increases in rates borne by adjustable-rate loans and mortgage-backed securities, the sale of the Bank's lower yielding fixed-rate CMO portfolio and the partial reinvestment of the proceeds from that sale into higher yielding adjustable-rate loans. The decrease in the cost of funds reflects the reduced level of higher-cost borrowings resulting from the repayment of such borrowings with a portion of the proceeds of the CMO sales, a decrease in overall interest rates and a decline in deposit costs.

  See "Results of Operations--Net Interest Income" for additional discussion of the Bank's interest rate spread and the impact possible future interest rate changes could have on the Bank's net interest income.

  The Bank continues to experience growth in its new business lines, which were introduced early in fiscal 1996. During the year, the number of checking accounts increased by 52,000, and the dollar balances of checking accounts increased by 18%. As anticipated, asset generation from the Bank's new business lines has been modest during fiscal 1996, as compared to the growth in transaction-based deposit accounts. This was due to the fact that the new business lending programs were in their initial implementation phases in fiscal 1996 and to competition from other lenders in these business lines. See the loan origination table below under "Balance Sheet Analysis--Loans Receivable" for additional information.

  Implementation of the Bank's strategic decision to transform itself from a savings institution to a community banking organization has resulted in an increase in general and administrative expenses. These expenses are expected to stabilize at the levels experienced during the fourth quarter of fiscal 1996, but may increase in future periods as the Bank expands its business lines and continues to maintain a higher level of marketing activity. The targeted benefits sought from this transformation--increased net interest margin resulting from investment in business and consumer loans with higher yields than single-family mortgage loans, greater amounts of lower costing demand deposit accounts and increased fee income--are expected to lag the increase in expenditures.

  The ability of the Bank to achieve its planned transformation into a community banking organization and realize its intended benefits, is subject to an increasingly intense level of competition from California's existing commercial banks, particularly the state's two largest banks. In addition, the level of interest-earning assets has decreased, primarily as a result of the sale of the CMO portfolio. This will adversely impact the level of net interest income until such time as the Bank can reinvest the proceeds through the origination or purchase of interest-earning assets. The Bank's ability to sustain the earnings growth experienced over the past seven quarters and its ability to successfully complete its transformation to a commercial bank will be impacted by the above factors.

SALE OF CMO INVESTMENT PORTFOLIO

  During fiscal 1996, the Bank sold $1.7 billion of its fixed-rate CMO investments (the "CMO Sale"). The Bank's decision to sell most of its CMO portfolio was part of a strategic realignment of the Bank's mortgage-backed securities portfolio in which $2.8 billion of mortgage-backed securities were reclassified from "held to maturity" to "available for sale" during the quarter ended December 31, 1995, in compliance with the implementation guidance for SFAS 115. The reclassification included the Bank's $1.8 billion fixed-rate CMO portfolio and $1.0 billion of its adjustable-rate pass-through securities portfolio.

  The Bank recorded a pre-tax loss of $28.2 million on the CMO Sale during fiscal 1996. As of June 30, 1996, the market value of CMOs and pass-through securities classified as available for sale totaled $58 million and $712 million, respectively. In accordance with SFAS 115, the Bank recorded an unrealized loss in its stockholders' equity at June 30, 1996 of $11.4 million, net of tax, on the available for sale portfolio. The Bank has no immediate plans to sell the remaining CMOs or the pass-through portfolio. Further adjustments to the unrealized loss amount will be made in future periods to reflect changes in the market value of the available for sale portfolio. The realignment of the Bank's mortgage-backed securities portfolio and the Bank's use of proceeds from the CMO Sale to reduce wholesale borrowings improved the Bank's funding mix of deposits and borrowings, increased its interest rate spread, reduced its interest-rate risk exposure and made additional capital available for merger and acquisition or other reinvestment strategies.

CAPITAL

  At June 30, 1996, the Bank's tangible book value was $16.11 per common share, or $14.18 per common share on a fully diluted basis. At June 30, 1995, the Bank's tangible book value was $16.63 per common share, or $14.03 per common share on a fully diluted basis. The Bank's core capital, risk-based capital and Tier 1 risk-based capital ratios at June 30, 1996 were 6.29%, 11.93% and 10.79%, respectively, placing the Bank in the "well-capitalized" category as defined by federal regulations, which require 5% core, 10% risk-based capital and 6% Tier 1 risk-based capital to qualify for that designation. At June 30, 1995, the Bank's core capital, and risk-based capital and Tier 1 risk-based capital ratios were 5.44%, 11.15% and 10.02%, respectively.

  The Bank's capital ratios could decrease in future periods due to, among other things, deposit insurance reform, acquisition activity and balance sheet growth.

                            BALANCE SHEET ANALYSIS

  Consolidated assets of the Bank totaled $14.5 billion at June 30, 1996, compared to $16.0 billion at June 30, 1995. Asset size and composition have been determined principally by seeking to balance regulatory capital requirements, liquidity, yield and risk. Loans and mortgage-backed securities decreased by a combined $1.7 billion in fiscal 1996, primarily due to the CMO Sale, principal payments on loans and mortgage-backed securities totaling $2.3 billion and the sale in August 1995, of $176 million of non-performing and classified real estate loans and REO (the "August 1995 Loan Sale"). These decreases were partially offset by loan purchases and originations during the fiscal year totaling $2.1 billion and $867 million, respectively.

  Proceeds from both the August 1995 Loan Sale and the CMO Sale, together with principal payments on loans and mortgage-backed securities, were used in part to reduce total borrowings by $1.6 billion during fiscal 1996. It is the Bank's intention to increase consolidated assets by approximately $1 billion to $2 billion during fiscal 1997 primarily through the purchase of single-family residential loans in the secondary market. However, such growth is dependent upon a number of factors, such as the availability of loans and the interest rate and economic environment. If such conditions are not favorable, the Bank may be unable to purchase or originate sufficient assets to meet this growth objective, and may experience further decreases in total assets due to loan repayments and prepayments.

CASH AND SHORT-TERM INVESTMENT SECURITIES

  Cash and short-term investment securities increased from their June 30, 1995 level by $150.9 million, to $586.6 million at June 30, 1996, principally due to the CMO Sale during fiscal 1996 as well as principal payments on loans.

MORTGAGE-BACKED AND OTHER DEBT SECURITIES

  Mortgage-backed securities held to maturity decreased by $3.4 billion in fiscal 1996 to $1.4 billion at June 30, 1996, primarily due to the previously discussed reclassification of $2.8 billion of mortgage-backed securities from "held to maturity" to "available for sale" as well as principal payments received on mortgage-backed securities of $496.0 million.

  Mortgage-backed securities available for sale increased by $882.5 million in fiscal 1996 to $884.6 million at June 30, 1996, primarily due to the $2.8 billion reclassification noted above, partially offset by the CMO Sale and principal payments received on mortgage-backed securities of $356.0 million.

  Other debt securities held to maturity decreased by $23.4 million in fiscal 1996 to $18.9 million at June 30, 1996, primarily due to maturities of $29.1 million, partially offset by purchases of $9.8 million.

LOANS RECEIVABLE

  Loans receivable held for investment increased by $953.5 million in fiscal 1996 to $10.7 billion at June 30, 1996. The increase was primarily due to loans originated for investment, net of refinances, of $449.6 million and loans purchased for investment totaling $2.1 billion, partially offset by principal payments of $1.4 billion and loans transferred to REO of $186.2 million. The loans purchased include $2.0 billion of single-family residential, adjustable-rate mortgage loans purchased in the secondary market to replace asset sales and run-off, resulting primarily from the CMO Sale and principal payments.

  Loans receivable held for sale decreased by $124.9 million in fiscal 1996 to $33.3 million at June 30, 1996, primarily due to completion of the August 1995 Loan Sale, securitization of loans for mortgage-backed securities in the amount of $145.8 million, and other loan sales totaling $116.3 million. Partially offsetting these decreases was $264.2 million in fixed-rate loans originated for resale in the secondary mortgage market and transfers of loans from the held for investment category totaling $19.3 million.

  As of June 30, 1996, commitments of the Bank to purchase and originate loans totaled $307.4 million and $43.9 million, respectively. At that date, commitments of the Bank to sell loans totaled $380,000 and commitments of the Bank to sell mortgage-backed securities, comprised of fixed-rate loans originated and securitized by the Bank, totaled $17.5 million.

  Loan originations by property type (including the refinanced portion of the Bank's loans) and loans purchased under the Bank's correspondent lending program and in the secondary market are summarized as follows (dollars in millions):

                                           YEARS ENDED JUNE 30
                          -----------------------------------------------------
                                1996              1995              1994
                          ----------------- ----------------- -----------------
                          AMOUNT % OF TOTAL AMOUNT % OF TOTAL AMOUNT % OF TOTAL
                          ------ ---------- ------ ---------- ------ ----------
Originations:
Permanent Loans:
 Single-family 1-4 units. $  778    26.4%   $  691    29.5%   $1,847    70.9%
 Multi-family 5-36 units.     26     0.9        65     2.8        83     3.2
 Multi-family 37 or more
  units..................      6     0.2        24     1.1        38     1.5
 Non-residential.........     13     0.4        42     1.8        70     2.7
 Land....................      1     --          7     0.3        18     0.7
Construction Loans:
 Single-family 1-4 units.     16     0.6        12     0.5        36     1.4
 Multi-family 5-36 units.      5     0.2         7     0.3        15     0.6
 Multi-family 37 or more
  units..................    --      --        --      --          2     --
 Non-residential.........    --      --        --      --         10     0.4
Commercial loans.........      1     --        --      --        --      --
Consumer loans...........     21     0.7        19     0.8        19     0.7
                          ------   -----    ------   -----    ------   -----
Total Originations.......    867    29.4       867    37.1     2,138    82.1
Purchases:
 Secondary market (1-4
  units).................  2,024    68.8     1,278    54.6       454    17.4
 Correspondent lending
  (1-4 units)............     53     1.8       195     8.3        12     0.5
                          ------   -----    ------   -----    ------   -----
                          $2,944   100.0%   $2,340   100.0%   $2,604   100.0%
                          ======   =====    ======   =====    ======   =====

  Loan originations for fiscal 1996 remained unchanged compared to fiscal 1995, which included originations for the first six months of that year related to the Bank's former Washington and Florida operations. Compensating for the loss of originations from the Bank's former Washington and Florida operations in fiscal 1996 was an increase in fixed-rate lending attributable to an overall decline in interest rates, partially offset by a decrease in loans to facilitate the sale of major REO properties.

  Loan originations for fiscal 1995 declined as compared to fiscal 1994 due primarily to the sales of University Savings and the Bank's Florida franchise, to the significant increase in mortgage interest rates, which resulted in a sharp decline in refinancing activity, to a decline in home purchase activity in California and to the decision by the Bank not to compete for the deeply discounted, negatively amortizing COFI-based loan made by many of the Bank's competitors. The COFI-based loan was the dominant loan product in the California markets during most of 1994 and 1995. The Bank's decision not to make these loans was based on management's belief that origination of these loans would adversely affect net interest income for an extended period.

  Loans originated by University Savings and the Florida franchise totaled $132 million and $18 million in fiscal 1995, respectively, and $329 million and $299 million in fiscal 1994, respectively.

  Multi-family residential and non-residential real estate loans have primarily been made to finance the disposition of REO and real estate held for sale or investment ("REI") properties or to refinance maturing loans. The single-family residential and multi-family residential construction loans originated in the current fiscal year are part of the construction lending program that was reintroduced in the first quarter of fiscal 1996. This program has been terminated for fiscal 1997.

  The Bank has purchased whole loans in the secondary market primarily to supplement its retail loan originations and to replace asset sales and run-off. During the fourth quarter of fiscal 1994, the

Bank purchased $454 million of fixed-rate, single-family residential whole loans in the secondary market. In fiscal 1995, the Bank purchased fixed-rate whole loans totaling $904 million and adjustable-rate whole loans totaling $374 million. In fiscal 1996, the Bank purchased $2.0 billion of single-family residential, adjustable-rate mortgage loans, primarily to replace $1.7 billion of fixed-rate CMOs sold by the Bank and to replace loan run-off resulting from principal payments that exceeded the rate of the Bank's loan originations.

NON-PERFORMING ASSETS AND RESTRUCTURED LOANS

  The following table summarizes the Bank's NPAs and restructured loans at the dates indicated (dollars in thousands):

                                                             JUNE 30
                                                 -------------------------------
                                                      1996            1995
                                                 --------------- ---------------
                                                           % OF            % OF
                                                  DOLLAR  TOTAL   DOLLAR  TOTAL
                                                  AMOUNT  ASSETS  AMOUNT  ASSETS
                                                 -------- ------ -------- ------
Non-accrual loans............................... $192,445  1.33% $244,242  1.52%
REO and other assets............................   82,204  0.57   111,280  0.70
                                                 --------  ----  --------  ----
Total NPAs...................................... $274,649  1.90% $355,522  2.22%
                                                 ========  ====  ========  ====
Restructured loans.............................. $  9,194  0.06% $ 38,542  0.24%
                                                 ========  ====  ========  ====

  The following table summarizes NPA and restructured loan activity in fiscal 1996 (in thousands):

                         JUNE 30,                                PAYOFFS/   JUNE 30,
                           1995               FORE-     WRITE-    SALES/      1996
                         BALANCE  ADDITIONS CLOSURES    DOWNS      OTHER    BALANCE
                         -------- --------- ---------  --------  ---------  --------
Non-Accrual Loans:
 Single-family 1-4
  units................. $111,881 $255,464  $(122,565) $    --   $(124,802) $119,978
 Multi-family 5-36
  units.................   50,487   76,367    (34,697)   (2,963)   (56,071)   33,123
 Multi-family 37 or
  more units............   21,255   23,060    (12,031)   (2,055)   (15,768)   14,461
 Non-residential........   59,430   37,406    (14,822)   (6,571)   (51,583)   23,860
 Commercial.............      283      --         --        --        (261)       22
 Consumer...............      906      958        --        --        (863)    1,001
                         -------- --------  ---------  --------  ---------  --------
   Total................ $244,242 $393,255  $(184,115) $(11,589) $(249,348) $192,445
                         ======== ========  =========  ========  =========  ========
REO and Other Assets:
 Single-family 1-4
  units................. $ 37,316 $ 16,603  $  84,585  $ (7,242) $ (91,569) $ 39,693
 Multi-family 5-36
  units.................   18,131    1,100     30,063    (2,066)   (35,560)   11,668
 Multi-family 37 or
  more units............    5,716      --      10,169      (641)   (10,417)    4,827
 Non-residential........   50,024    2,190     13,969    (2,334)   (37,956)   25,893
 Consumer...............       93      --         --        --          30       123
                         -------- --------  ---------  --------  ---------  --------
   Total................ $111,280 $ 19,893  $ 138,786  $(12,283) $(175,472) $ 82,204
                         ======== ========  =========  ========  =========  ========
Total NPAs:
 Single-family 1-4
  units................. $149,197 $272,067  $ (37,980) $ (7,242) $(216,371) $159,671
 Multi-family 5-36
  units.................   68,618   77,467     (4,634)   (5,029)   (91,631)   44,791
 Multi-family 37 or
  more units............   26,971   23,060     (1,862)   (2,696)   (26,185)   19,288
 Non-residential........  109,454   39,596       (853)   (8,905)   (89,539)   49,753
 Commercial.............      283      --         --        --        (261)       22
 Consumer...............      999      958        --        --        (833)    1,124
                         -------- --------  ---------  --------  ---------  --------
   Total................ $355,522 $413,148  $ (45,329) $(23,872) $(424,820) $274,649
                         ======== ========  =========  ========  =========  ========
Restructured Loans:
 Single-family 1-4
  units................. $  4,601 $  2,575  $     --   $    --   $  (3,954) $  3,222
 Multi-family 5-36
  units.................   10,717      320        --        --      (8,840)    2,197
 Multi-family 37 or
  more units............    7,462      --         --        --      (5,211)    2,251
 Non-residential........   15,762    1,535        --        --     (15,773)    1,524
                         -------- --------  ---------  --------  ---------  --------
   Total................ $ 38,542 $  4,430  $     --   $    --   $ (33,778) $  9,194
                         ======== ========  =========  ========  =========  ========

  The $80.9 million decrease in NPAs in fiscal 1996 reflects the August 1995 Loan Sale which resulted in a $34 million reduction in NPAs and the continuing sales of REO through the Bank's regular problem asset workout process. REO reductions due to sales and write-downs exceeded REO additions and foreclosures during the current fiscal year, resulting in a net reduction of $29.1 million in REO and other assets. The sale of one property in July 1995 accounted for $10.7 million of this net reduction in REO.

  For the fiscal year ended June 30, 1996, 66% of NPA additions were loans and REO that were secured by single-family residences, compared to 34% last year. NPAs in the multi-family residential and non-residential portfolios declined by $31.5 million and $59.7 million, to $64.1 million and $49.8 million, respectively, in fiscal 1996. These declines were partially offset by an increase in NPAs in the single-family residential portfolio during the same period, from $149.2 million, or 42% of total NPAs, to $159.7 million, or 58% of total NPAs. During the current fiscal year, NPAs in the multi-family residential and non-residential portfolios, as a percentage of total NPAs, declined from 27% and 31%, respectively, at June 30, 1995, to 23% and 18%, respectively, at June 30, 1996.

  The $29.3 million decrease in restructured loans in fiscal 1996 was primarily due to the August 1995 Loan Sale, which resulted in a $15 million reduction in restructured loans, and to $20.7 million of restructured loans being transferred to performing status, partially offset by $5.6 million of new restructured loans transferred from non-accrual status.

  Total delinquent loans decreased by $67.9 million in fiscal 1996 to $281.3 million at June 30, 1996. This decrease was attributable to the multi-family residential and non-residential portfolios which declined by $24.8 million and $41.9 million, to $59.3 million and $23.8 million, respectively, during the year, primarily due to the August 1995 Loan Sale and an improving California economy. Delinquent loans in the single-family portfolio were $195.4 million at June 30, 1996 and remained unchanged compared to the balance at June 30, 1995. Single-family delinquent loans increased as a percentage of total delinquent loans from 56% at June 30, 1995 to 69% at June 30, 1996. See Item
1. "Business--Loans Receivable--Delinquencies" for a five-year trend of delinquent loans.

  If the recent economic improvements in the Bank's principal market areas do not continue or if California experiences an economic downturn, resulting in a significant decline in property values or a significant increase in unemployment, the level of NPAs and delinquent loans could increase.

ALLOWANCE FOR LOAN LOSSES

  Glendale Federal uses an internal asset review system to identify problem assets. The Bank's asset classification process, in accordance with applicable regulations, provides for the classification of assets as satisfactory, special mention, substandard, doubtful or loss. The Bank's determination of the level and the allocation of the allowance for loan losses and, correspondingly, the provisions for such losses, is based on various judgments and assumptions regarding a number of factors, including, but not limited to, asset classifications, current and forecasted economic and market conditions, loan portfolio composition, historical loan loss experience and industry experience. The allowance for loan losses is adjusted quarterly to reflect management's current assessment of the effect of these factors on estimated inherent loan losses. While management uses all information available to it to estimate losses on loans, future changes to the allowance may become necessary based on changes in economic and market conditions. In addition, various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to make changes to the allowance based on their judgments and the information available to them at the time of their examination.

  The following table sets forth the allocation of Glendale Federal's allowance for loan losses at June 30, 1996 and 1995 by property type (dollars in thousands):

                                   JUNE 30, 1996                   JUNE 30, 1995
                          ------------------------------- -------------------------------
                                                 PERCENT                         PERCENT
                                       GROSS       OF                  GROSS       OF
                                       LOAN     ALLOWANCE              LOAN     ALLOWANCE
                                     PORTFOLIO   TO LOAN             PORTFOLIO   TO LOAN
                          ALLOWANCE   BALANCE    BALANCE  ALLOWANCE   BALANCE    BALANCE
                          --------- ----------- --------- --------- ----------- ---------
Single-family 1-4 units.  $ 56,833  $ 7,580,312    0.75%  $ 44,483  $ 6,325,170    0.70%
Multi-family:
  5-36 units............    48,628    1,564,542    3.11     41,736    1,673,656    2.49
  37 or more units......    26,062      400,415    6.51     31,569      478,803    6.59
Non-residential.........    47,260    1,357,225    3.48     83,086    1,630,590    5.10
Commercial..............     4,699       10,391   45.22      4,176       22,844   18.28
Consumer................     3,274       73,158    4.48      4,092       80,603    5.08
                          --------  -----------           --------  -----------
                          $186,756  $10,986,043    1.70%  $209,142  $10,211,666    2.05%
                          ========  ===========           ========  ===========

  The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any other category.

  Specific valuation allowances of $26.5 million and $19.7 million have been established for impaired loans, which totaled $158.8 million and $262.7 million at June 30, 1996 and June 30, 1995, respectively, and are included in the allowance for loan losses. The decrease in impaired loans during fiscal 1996 is primarily due to the August 1995 Loan Sale. Specific valuation allowances are provided when management determines that, for a specific loan, default appears probable and the amount of the expected loss is measurable. The balances of impaired loans with related specific valuation allowances at June 30, 1996 and 1995 totaled $106.5 million and $91.8 million, respectively. Those impaired loans without related specific valuation allowances at June 30, 1996 and 1995 totaled $52.3 million and $170.9 million, respectively.

  The allowance for loan losses declined by $22.4 million, to $186.8 million, in fiscal 1996. The decrease in the allowance during this period reflects improving NPA and delinquency trends in the multi-family and non-residential loan portfolios, a reduced number of high-risk, large, and multiple loan borrower relationships, an overall improvement in the multi-family residential and non-residential loan portfolios and a reduced level of charge-offs. Although single-family NPAs and delinquent loans have increased as a percentage of total NPAs and total delinquent loans, respectively, during fiscal 1996, such loans have a lower historical loss experience than those secured by multi-family and non-residential properties, and generally result in lower charge-offs. The Bank would, therefore, require proportionally lower levels of allowance for loan losses. The ratios of allowance to non-accrual loans and total gross loans at June 30, 1996 were 97.0% and 1.7%, respectively, compared to 85.6% and 2.0%, respectively, at June 30, 1995.

  A summary of activity in the allowance for loan losses by property type during fiscal 1996 is as follows (in thousands):

                                BALANCE                                  BALANCE
                                JUNE 30,            CHARGE-              JUNE 30,
                                  1995   ADDITIONS    OFFS    RECOVERIES   1996
                                -------- ---------  --------  ---------- --------
Single-family 1-4 units........ $ 44,483 $ 45,818   $(33,617)  $   149   $ 56,833
Multi-family:
  5-36 units...................   41,736   19,779    (13,175)      288     48,628
  37 or more units.............   31,569    2,185     (7,923)      231     26,062
Non-residential................   83,086  (24,265)   (14,490)    2,929     47,260
Commercial.....................    4,176   (4,093)      (974)    5,590      4,699
Consumer.......................    4,092      926     (2,842)    1,098      3,274
                                -------- --------   --------   -------   --------
                                $209,142 $ 40,350   $(73,021)  $10,285   $186,756
                                ======== ========   ========   =======   ========

  A summary of activity in the allowance for loan losses by property type during fiscal 1995 is as follows (in thousands):

                          BALANCE                                                     BALANCE
                          JUNE 30,            CHARGE-               UNION  UNIVERSITY JUNE 30,
                            1994   ADDITIONS   OFFS     RECOVERIES FEDERAL  SAVINGS     1995
                          -------- --------- ---------  ---------- ------- ---------- --------
Single-family 1-4 units.  $ 44,667  $36,530  $ (37,194)  $   334   $ 2,535  $(2,389)  $ 44,483
Multi-family:
  5-36 units............    65,878   31,454    (54,314)      --        --    (1,282)    41,736
  37 or more units......    61,867    3,235    (33,932)      800       --      (401)    31,569
Non-residential.........   137,775   (3,347)   (73,602)    9,572    14,815   (2,127)    83,086
Commercial..............     6,052   (4,284)    (2,340)    4,748       --       --       4,176
Consumer................     4,475    2,562     (4,595)    1,840       --      (190)     4,092
                          --------  -------  ---------   -------   -------  -------   --------
                          $320,714  $66,150  $(205,977)  $17,294   $17,350  $(6,389)  $209,142
                          ========  =======  =========   =======   =======  =======   ========

  Additions to the allowance for loan losses declined by $25.8 million, to $40.4 million, in fiscal 1996 compared to last year, reflecting management's assessment that there is a decreased risk of loss inherent in the loan portfolio, as evidenced by lower charge-offs and decreases in NPAs and delinquent multi-family residential and non-residential loans. These factors were partially offset, however, by increases in single-family NPAs and delinquent loans. The negative balances shown in the "Additions" column in the above tables represent the reallocation of the allowance among the different portfolios and reflects management's current assessment of the shifting of the relative risks of loss inherent in the different portfolios.

  Charge-offs declined by $133.0 million, to $73.0 million, in fiscal 1996 compared to last year. Included in total charge-offs for fiscal 1995 are charge-offs of $34.0 million and $18.8 million on loans secured by multi-family residential properties and non-residential properties, respectively, related to the $166 million loan sale completed in October 1994 and charge-offs of $17.1 million and $20.3 million on such loans, respectively, related to the August 1995 Loan Sale.

  Recoveries in fiscal 1995 include the net recovery of $9.4 million realized on the foreclosure and sale of a hotel located in the San Francisco airport area which was, at the time of sale, the Bank's largest non-performing asset.

  Included in the allowance for loan losses activity for fiscal 1995 is the reduction of University Savings' allowance for loan losses, which totaled $6.4 million as of the January 6, 1995 effective date of the sale of University Savings, and the establishment of an allowance for loan losses related to the loans purchased in the Union Federal transaction.

  If the recent economic improvements in the Bank's principal market areas do not continue, the Bank's real estate portfolios could be adversely impacted resulting in increases in NPAs and higher charge-offs. Such increases could require a larger allowance for loan losses.

LIABILITY COMPOSITION

  The Bank continues to emphasize the attraction of retail deposits, especially low-cost demand deposit accounts. The Bank's ratio of deposits to borrowings was 65%/35% at June 30, 1996 compared to a ratio of 58%/42% at June 30, 1995. The improvement in the ratio during fiscal 1996 reflects the paydown of certain of the Bank's borrowings with proceeds from both the August 1995 Loan Sale and the CMO Sale and principal payments on loans and mortgage-backed securities. The Bank expects to continue to replace borrowings with retail deposits over time through a combination of retail sales efforts and acquisitions of deposits.

DEPOSITS

  The Bank uses retail deposits as its core source of funds for lending and asset purchase purposes and as a customer base for providing additional financial services. In fiscal 1996, the Bank's total deposits decreased by $11.0 million, to $8.7 billion at June 30, 1996.

  Glendale Federal's deposit composition at June 30, 1996 and 1995 was as follows (dollars in millions):

                                    JUNE 30
                          ---------------------------
                              1996          1995
                          ------------- -------------
                                  % OF          % OF
                          BALANCE TOTAL BALANCE TOTAL
                          ------- ----- ------- -----
Checking/NOW accounts...  $  779     9% $  662     8%
Passbook accounts.......     493     5     552     6
Money market
 checking/savings.......   1,719    20   1,272    15
                          ------   ---  ------   ---
Total daily access......   2,991    34   2,486    29
Short-term certificates
 (1 year or less).......   3,047    35   2,886    33
Long-term certificates
 (over 1 year)..........   2,438    28   2,826    32
Branch and business de-
 velopment jumbo certif-
 icates.................     190     2     409     5
                          ------   ---  ------   ---
Total retail deposits...   8,666    99   8,607    99
Brokered certificates of
 deposit................      58     1     128     1
                          ------   ---  ------   ---
Total...................  $8,724   100% $8,735   100%
                          ======   ===  ======   ===

  The $505 million increase in daily access deposits during fiscal 1996 was primarily due to net inflows of $447 million and $117 million in money market accounts and checking accounts, respectively, partially offset by net outflows of $59 million in savings accounts. The overall increase in daily access deposits and short-term certificate accounts during fiscal 1996 reflects the Bank's aggressive branch marketing efforts and advertising campaign instituted throughout California, as well as the maturation of long-term certificates of deposit and the reinvestment of these funds in short-term certificate accounts due to depositors' uncertainty as to the future direction of interest rates.

BORROWINGS

  Total borrowings decreased by $1.6 billion during fiscal 1996, to $4.6 billion at June 30, 1996. Securities sold under agreements to repurchase decreased by $1.9 billion, to $758 million, and FHLB borrowings increased by $343 million during fiscal 1996, to $3.8 billion at June 30, 1996, as loan and CMO Sale proceeds, and, to a lesser extent, principal payments on loans and mortgage-backed securities were used to pay down such borrowings. During fiscal 1996, the Bank extended $2.0 billion of FHLB borrowings into the two- to five-year maturity range. Total borrowings as of June 30, 1996 included $2.1 billion of borrowings due within one year. See "Liquidity and Asset and Liability Management--Asset and Liability Management" below for additional discussion of the lengthening of the Bank's borrowings structure.

STOCKHOLDERS' EQUITY

  Stockholders' equity increased by $15.6 million during fiscal 1996, to $957.5 million at June 30, 1996, primarily due to net earnings of $42.1 million, partially offset by the net unrealized loss of $11.4 million recorded on the portfolio of mortgage-backed securities available for sale and dividends declared of $16.2 million on the Bank's Series E Preferred Stock.

  During fiscal 1996, the Bank issued 5.9 million shares of common stock in exchange for 2.2 million shares of the Bank's Series E Preferred Stock. See
Note 18 of the Notes to Consolidated Financial Statements for additional discussion regarding these transactions.

                 LIQUIDITY AND ASSET AND LIABILITY MANAGEMENT

LIQUIDITY

  The Bank's primary sources of funds consist of retail deposits, borrowings from the FHLB, principal repayments on loans and mortgage-backed securities and sales of securities under agreements to repurchase. The Bank also obtains funds from its operations. Each of the Bank's sources of liquidity is subject to various uncertainties beyond the control of the Bank. Scheduled loan payments are a relatively stable source of funds, while loan and mortgage-backed security prepayments and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. As a measure of protection against these uncertainties, the Bank generally has back-up sources of funds available to it. At June 30, 1996, these available sources totaled approximately $3.0 billion and consisted primarily of the repurchase agreement markets.

  During fiscal 1996, the Bank experienced a net cash inflow from investing activities of $1.6 billion, consisting primarily of proceeds received from the CMO Sale, principal payments on loans and mortgage-backed securities and proceeds from the August 1995 Loan Sale, partially offset by loans purchased and originated for investment. In addition, the Bank experienced positive cash flows from operating activities during the period of $171.1 million. The Bank's financing activities during the period resulted in a net cash outflow of $1.6 billion, consisting principally of a net decrease in borrowings.

ASSET AND LIABILITY MANAGEMENT

  Savings institutions are subject to interest rate risk to the degree that their interest-bearing liabilities, consisting principally of deposits, FHLB advances and other borrowings, mature or reprice at different frequencies, or on different bases, than their interest-earning assets, which consist predominantly of intermediate or long-term real estate loans and mortgage-backed securities. Interest rate risk is increased by the difference in aggregate amounts of interest-earning assets and interest-bearing liabilities.

  One of the Bank's primary financial objectives is to manage the interest rate risk inherent in its business. The one-year GAP represents the estimated difference between the amounts of interest-earning assets and interest-bearing liabilities maturing or repricing within one year, based on assumptions as to the expected repayment of assets and liabilities. The interest rate sensitivity of the Bank's assets and liabilities could vary substantially if actual experience differs from the assumptions used. The Maturity and Rate Sensitivity Analysis table in Item 1. "Business--Asset and Liability Management" sets forth the projected maturities, based upon contractual maturities as adjusted for projected prepayments and "repricing mechanisms" (provisions for changes in the interest rates of assets and liabilities), of the Bank's major asset and liability categories as of June 30, 1996.

  The following table is a summary of Glendale Federal's one-year GAP at the dates indicated (dollars in millions):

                                                                   JUNE 30
                                                               ----------------
                                                                1996     1995
                                                               -------  -------
Interest-earning assets maturing or repricing within one
 year........................................................  $11,004  $10,658
Interest-bearing liabilities maturing or repricing within one
 year........................................................    7,956   10,761
                                                               -------  -------
One-year maturity GAP........................................    3,048     (103)
Impact of interest rate swaps................................      --       200
                                                               -------  -------
Adjusted one-year GAP........................................  $ 3,048  $    97
                                                               =======  =======
Adjusted GAP as a percent of total assets....................     21.1%     0.6%
                                                               =======  =======

  The increase in the one-year GAP in fiscal 1996 was primarily due to a $2.8 billion decrease in liabilities maturing within one year, resulting from the extension of $2.0 billion of FHLB borrowings into the two to five year maturity range, the extension of $500 million of maturing certificates of deposit into maturities greater than one year and the repayment of short-term borrowings. These factors were partially offset by $850 million of two-year fixed-rate FHLB borrowings and approximately $750 million of two-year and five-year certificates of deposit entering their final year prior to maturity during the period. The increase in the one-year GAP was also attributable to an increase in assets maturing or repricing within one year, primarily due to the purchase of $2.0 billion of adjustable-rate mortgage loans in the secondary market in fiscal 1996, partially offset by the impact of the CMO Sale.

  The Bank remains subject to possible interest rate spread compression, which would adversely impact the Bank's net interest income, if interest rates resume the trend of increases experienced during most of calendar 1994 and early 1995. The amount of that compression would depend upon the frequency and severity of such interest rate fluctuations. This adverse impact would be attributable to the lag in the repricing of the indices to which the adjustable-rate loans and mortgage-backed securities are tied as well as the repricing frequencies and periodic interest rate caps on such adjustable-rate loans and mortgage-backed securities and to an increase in the cost of the Bank's liabilities which are subject to monthly repricing. Management has mitigated the effect of such an increase through the extension of liabilities discussed above. See "Results of Operations--Net Interest Income" for a discussion of the adverse impact on the Bank's net interest income from the rise in interest rates during 1994, the Florida franchise sale and the sale of University Savings.

  The Bank's Asset/Liability Management Committee ("ALCO") is responsible for implementing the interest rate risk management policy adopted by the Bank. Among other things, the Bank's policy statement sets forth the limits established by the Board of Directors on acceptable changes in net interest income and net portfolio value resulting from specified changes in interest rates. ALCO reviews, among other things, economic conditions, the interest rate outlook, the demand for loans, the availability of deposits and Glendale Federal's current operating results, liquidity, capital and interest rate risk exposure. Based on such reviews, ALCO formulates a strategy that is intended to implement the objectives set forth in Glendale Federal's business plan without exceeding the net interest income and net portfolio value limits set forth in the interest rate risk management policy statement.

  The following tables present the Bank's total gross loan and mortgage-backed securities portfolios (before adjustment for the unrealized gain (loss) on mortgage-backed securities available for sale) by note type and the distribution of adjustable-rate loans and mortgage-backed securities among the major underlying indices at the dates indicated (dollars in millions):

                                                       JUNE 30, 1996
                                             ----------------------------------
                                                     MORTGAGE-          PERCENT
                                                       BACKED             OF
                                              LOANS  SECURITIES  TOTAL   TOTAL
                                             ------- ---------- ------- -------
Adjustable:
  6-month Treasury Bills.................... $   428   $  433   $   861     7%
  1-Year Treasury Bills.....................   3,568      982     4,550    34
  11th District Cost of Funds...............   3,936      154     4,090    31
  Prime.....................................      63       12        75     1
  Other.....................................     212      154       366     3
                                             -------   ------   -------   ---
                                               8,207    1,735     9,942    76
Fixed for 3-5 Years Converting to Adjust-
 able.......................................     782      259     1,041     8
Fixed:
  Loans receivable..........................   1,997      --      1,997    15
  Collateralized mortgage obligations.......     --        58        58   --
  Other mortgage-backed securities..........     --       169       169     1
                                             -------   ------   -------   ---
                                               1,997      227     2,224    16
                                             -------   ------   -------   ---
Total....................................... $10,986   $2,221   $13,207   100%
                                             =======   ======   =======   ===
                                                       JUNE 30, 1995
                                             ----------------------------------
                                                     MORTGAGE-          PERCENT
                                                       BACKED             OF
                                              LOANS  SECURITIES  TOTAL   TOTAL
                                             ------- ---------- ------- -------
Adjustable:
  6-month Treasury Bills.................... $   456   $  518   $   974     6%
  1-Year Treasury Bills.....................   2,212    1,322     3,534    24
  11th District Cost of Funds...............   4,373      185     4,558    31
  Prime.....................................      74       20        94     1
  Other.....................................     198      239       437     3
                                             -------   ------   -------   ---
                                               7,313    2,284     9,597    65
Fixed for 3-5 Years Converting to Adjust-
 able.......................................     581      279       860     6
Fixed:
  Loans receivable..........................   2,318      --      2,318    16
  Collateralized mortgage obligations.......     --     1,878     1,878    12
  Other mortgage-backed securities..........     --       209       209     1
                                             -------   ------   -------   ---
                                               2,318    2,087     4,405    29
                                             -------   ------   -------   ---
Total....................................... $10,212   $4,650   $14,862   100%
                                             =======   ======   =======   ===

                             RESULTS OF OPERATIONS

NET INTEREST INCOME

  Net interest income before provision for loan losses increased by $15.3 million, to $333.1 million, in fiscal 1996, compared to fiscal 1995, primarily due to an improvement in the yield-cost spread and an increase in the amount by which average interest-earning assets exceeded average interest-bearing liabilities, partially offset by a reduced level of interest-earning assets and the loss of $18.0 million of net interest income recorded by University Savings in the first six months of fiscal 1995 prior to being sold.

  The yield-cost spread increased by 18 basis points, to 2.10%, in fiscal 1996, compared to fiscal 1995. This improvement reflects the sale of $1.7 billion of lower yielding fixed-rate CMOs in the second and third quarters of fiscal 1996 and the purchase of higher yielding whole loans in the secondary market, consisting of $1.3 billion of predominantly fixed-rate loans yielding 8.89% that were purchased in fiscal 1995 and $2.0 billion of adjustable-rate loans that were purchased in fiscal 1996. On the liability side, higher costing borrowings incurred to fund the sale of the Bank's Florida operations were replaced in part with lower costing deposits obtained through branch acquisitions at the end of the fourth quarter of fiscal 1995 and were further reduced with proceeds from the CMO Sale in fiscal 1996. In addition, approximately $500 million of higher costing certificates of deposit matured during the year and were replaced with lower costing daily access accounts.

  Yields on loans and mortgage-backed securities increased by 52 basis points, to 7.45%, in fiscal 1996, compared to fiscal 1995. The changes were primarily due to the aforementioned sales of lower yielding CMOs during fiscal 1996 and the purchase of higher yielding loans during fiscal 1996 and 1995. The declining level of NPAs also had a positive impact on net interest income as the Bank was able to reinvest the proceeds from liquidation of these assets into interest-earning assets. The average balance of NPAs in fiscal 1996 and 1995 was $302.3 million and $472.5 million, respectively. The impact of non-accrual assets on the yield on loans and mortgage-backed securities was a decrease of 12 basis points in fiscal 1996 and a decrease of 14 basis points in fiscal 1995.

  The yield on the investment portfolio increased by 23 basis points, to 6.78%, in the current year, compared to last year, primarily due to a year-over-year increase in short-term interest rates.

  The Bank's cost of funds increased by 32 basis points, to 5.31%, in fiscal 1996, compared to fiscal 1995. This was primarily due to the level of interest rates, on average, remaining higher during fiscal 1996 compared to the prior year, despite the lowering of the federal funds rate as discussed below. Contributing to the increase was the significant change in the composition, cost and maturity of interest-bearing liabilities as a result of the sales of the Bank's Florida and Washington operations. These factors were partially offset by the acquisition of approximately $1 billion of retail deposits in the fourth quarter of fiscal 1995 and the paydown of borrowings utilizing excess liquidity and proceeds from the CMO Sale.

  The excess of average interest-earning assets over average interest-bearing liabilities grew by $188 million, to $497 million, for fiscal 1996, compared to last year, and was primarily attributable to the sale of the Bank's Florida operations in December 1994 and the resulting decrease of $3.3 billion in deposits, partially offset by a decrease of $3.0 billion in interest-earning assets.

  Average interest-earning assets decreased by $1.2 billion, to $14.6 billion, in fiscal 1996, compared to last year, while average interest-bearing liabilities decreased by $1.3 billion, to $14.1 billion, for the same period. The decrease in average interest-earning assets was primarily attributable to the mortgage-backed securities portfolio, which declined due to the CMO Sale in the current fiscal year, and to principal payments. Average balances of mortgage-backed securities decreased by $1.6 billion, to

$3.4 billion, in fiscal 1996, compared to last year. The decrease in average mortgage-backed securities was partially offset by an increase in the average balance of the loan portfolio of $555 million, to $10.3 billion, in fiscal 1996, compared to fiscal 1995. The increase in the loan portfolio was primarily attributable to purchases in the secondary market totaling $2.0 billion.

  The decrease in average interest-bearing liabilities in fiscal 1996, compared to fiscal 1995, was primarily due to the decrease in deposits related to the sales of the Bank's Florida and Washington operations, partially offset by an increase in deposits related to purchases of deposit liabilities from Independence One and Union Federal. Contributing to the decrease in average interest-bearing liabilities was the paydown of securities sold under agreements to repurchase. Partially offsetting the decreases in average deposits and securities sold under agreements to repurchase was an increase in FHLB borrowings attributable to funding the sale of the Bank's Florida operations and accomplishing the Bank's strategy of lengthening liabilities through longer term, two to five year FHLB borrowings. Average deposits and securities sold under agreements to repurchase decreased by $1.6 billion, to $10.7 billion, in fiscal 1996, compared to last year, while average FHLB borrowings increased by $298 million, to $3.3 billion, in the current year over the prior year.

  The Bank has, in the past, entered into interest rate exchange agreements ("swaps") to reduce the effect of rising interest rates on short-term deposits and FHLB advances, and the effect thereof on interest expense. The Bank predominantly pays fixed interest rates and receives variable interest rates under its swap contracts. The impact of swaps for the year ended June 30, 1996 was to increase the total cost of funds by 2 basis points. The impact of swaps for the year ended June 30, 1995 was to increase the total cost of funds by 3 basis points. At June 30, 1996, the Bank had $200 million in notional principal amount of swaps maturing in April 1997, compared to the $307 million in notional amount of swaps outstanding at June 30, 1995. Swaps with an aggregate notional principal amount totaling $107 million matured during fiscal 1996.

  During fiscal 1996, the Federal Reserve Board lowered the federal funds rate by a total of 0.75%, to 5.25%. The impact of this reduction has been a decrease in the Bank's borrowing costs. Because adjustments to interest rates on adjustable-rate loans and mortgage-backed securities tend to follow changes in market rates, the impact of lower interest rates will be experienced in yields for these assets more slowly than in the cost of the Bank's short-term borrowings. In the current interest rate environment, the Bank would expect its interest rate spread not to change significantly. However, future increases in short-term interest rates could result in interest rate spread compression. The amount of that compression would depend upon the timing and magnitude of such interest rate movements.

  During fiscal 1995, net interest income before provision for loan losses increased by $6.4 million, to $317.7 million, compared to fiscal 1994. The increase in fiscal 1995 was principally due to an increase in the yield-cost spread during the first half of the fiscal year, partially offset by the effect on the Bank's cost of funds of a generally rising interest rate environment and the sales of the Florida franchise and University Savings. The yield-cost spread increased by 10 basis points, to 1.92%, in fiscal 1995 compared to fiscal 1994 due to an increase of 99 basis points, to 6.91%, in the yield on interest-earning assets, partially offset by an increase of 89 basis points, to 4.99%, in the cost of funds. Net interest income of University Savings in fiscal 1995 and 1994 was $18.0 million (prior to its sale in that year) and $34.2 million, respectively.

  Yields on loans and mortgage-backed securities increased by 90 basis points, to 6.93%, in fiscal 1995 compared to fiscal 1994. The change was primarily due to the significant increase in interest rates in fiscal 1995 and the resulting upward adjustments in the interest rate indices to which the Bank's adjustable-rate loans and mortgage-backed securities are tied and the purchase of higher yielding, fixed-rate and adjustable-rate whole loans. Because management believed that the yields available on fixed-rate mortgage loans were high enough to justify some lengthening of the maturity structure of its assets, the Bank purchased $1.3 billion of predominantly fixed-rate loans in the secondary market in fiscal 1995, earning estimated yields ranging from 7.62% to 9.45% and averaging 8.89%. In fiscal 1994, the Bank operated in a declining interest rate environment and experienced substantial prepayments of higher yielding loans and mortgage-backed securities. The funds received from these prepayments were reinvested in loans and mortgage-backed securities bearing interest at rates lower than those investments which prepaid.

  The declining level of NPAs also had a positive impact on net interest income as the Bank was able to reinvest the proceeds from liquidation of these assets into interest-earning assets. The average balance of NPAs in fiscal 1995 and 1994 was $472.5 million and $833.5 million, respectively. The impact of non-accrual assets on the yield on loans and mortgage-backed securities was a decrease of 14 basis points in fiscal 1995 and a decrease of 28 basis points in fiscal 1994.

  Yields on the investment portfolio increased by 213 basis points, to 6.55%, in fiscal 1995 as compared to fiscal 1994, primarily due to the increase in short-term interest rates and to an increase in the dividend rate on FHLB stock in the current year compared to the prior year.

  The Bank's cost of funds increased during fiscal 1995 due to the rise in interest rates and the resulting increases in rates on the Bank's short-term liabilities, the lengthening of the maturities of both retail deposits and FHLB advances and the significant change in the composition of interest-bearing liabilities resulting from the Florida franchise sale. The cost of deposits increased by 36 basis points, to 4.41%, in fiscal 1995 compared to fiscal 1994. The cost of borrowings increased by 166 basis points, to 5.87%, in fiscal 1995 compared to fiscal 1994. However, as interest rates began to stabilize during the fourth quarter of fiscal 1995, the repricing of the Bank's earning adjustable-rate assets began to outpace upward movement in the Bank's cost of funds. Also during the second half of fiscal 1995, borrowings obtained to fund the sale of the Florida franchise were reduced by nearly $1.6 billion, principally through the addition of lower-cost deposits obtained in two deposit purchase transactions.

  During the declining interest rate environment that existed during fiscal 1994, swaps had a negative impact on the Bank's net interest margin by increasing the Bank's effective cost of funds by 13 basis points.

  The table in Item 1. "Business--Interest Rate Margin" depicts the average balances of interest-earning assets and interest-bearing liabilities, the income earned and expense recorded thereon and the resulting yield-cost spread. The following rate/volume analysis depicts the increase (decrease) in net interest income attributable to interest rate fluctuations (change in rate multiplied by prior period average balance) and volume fluctuations (change in average balance multiplied by prior period rate) when compared to the prior year (in thousands):

                                          YEARS ENDED JUNE 30
                         ----------------------------------------------------------
                              1996 VERSUS 1995              1995 VERSUS 1994
                               CHANGES DUE TO                CHANGES DUE TO
                         ----------------------------  ----------------------------
                          VOLUME     RATE     TOTAL     VOLUME     RATE     TOTAL
                         ---------  -------  --------  --------  --------  --------
Interest income:
 Loans receivable, net.. $  42,399  $40,030  $ 82,429  $(32,279) $ 69,139  $ 36,860
 Mortgage-backed secu-
  rities, net...........  (103,216)  16,441   (86,775)  (16,580)   64,642    48,062
                         ---------  -------  --------  --------  --------  --------
   Total loans and mort-
    gage-backed securi-
    ties................   (60,817)  56,471    (4,346)  (48,859)  133,781    84,922
 Federal funds sold and
  securities purchased
  under resale agree-
  ments.................       290      915     1,205    (4,877)   15,148    10,271
 U.S. Government and
  other investment
  securities............    (6,676)   3,194    (3,482)   (4,826)    6,346     1,520
                         ---------  -------  --------  --------  --------  --------
   Total investments....    (6,386)   4,109    (2,277)   (9,703)   21,494    11,791
                         ---------  -------  --------  --------  --------  --------
   Total interest in-
    come................   (67,203)  60,580    (6,623)  (58,562)  155,275    96,713
Interest expense:
 Deposits--daily ac-
  cess..................     2,351   13,445    15,796    (9,068)   14,819     5,751
 Deposits--certifi-
  cates.................   (33,105)  38,249     5,144   (71,986)   25,655   (46,331)
                         ---------  -------  --------  --------  --------  --------
   Total deposits.......   (30,754)  51,694    20,940   (81,054)   40,474   (40,580)
 Securities sold under
  agreements to repur-
  chase
  and other short-term
  borrowings............   (61,430)   4,588   (56,842)   (4,665)   59,257    54,592
 Borrowings from FHLB...    18,002    3,698    21,700    45,842    30,622    76,464
 Other borrowings.......    (4,163)  (3,604)   (7,767)      266      (467)     (201)
                         ---------  -------  --------  --------  --------  --------
   Total borrowings.....   (47,591)   4,682   (42,909)   41,443    89,412   130,855
                         ---------  -------  --------  --------  --------  --------
   Total interest ex-
    pense...............   (78,345)  56,376   (21,969)  (39,611)  129,886    90,275
                         ---------  -------  --------  --------  --------  --------
Net interest income..... $  11,142  $ 4,204  $ 15,346  $(18,951) $ 25,389  $  6,438
                         =========  =======  ========  ========  ========  ========

--------
Note: Non-accrual loans are included in the average balances for the periods;
    however, interest on such loans has been excluded from interest income for the periods. The change in interest not due solely to volume or rate has been allocated in proportion to the absolute dollar amounts of the change in each.

PROVISION FOR LOAN LOSSES

  Provisions for loan losses totaled $40.4 million, $66.2 million and $139.7 million in fiscal 1996, 1995 and 1994, respectively. The reduction in the provision was primarily due to declining NPAs and delinquent loans in the multi-family residential and non-residential portfolios, lower overall charge-offs and management's assessment that there is a decreased risk of loss inherent in these portfolios. NPAs at June 30, 1996 totaled $274.6 million, which represents a 23% decline from the $355.5 million of NPAs recorded at June 30, 1995 and a 58% decline from the $661.0 million recorded at June 30, 1994. The allowance for loan losses is determined based on the application to the loan portfolios of factors used in the Bank's allowance for loan loss evaluation process. The application of these factors is discussed in "Balance Sheet Analysis--Allowance for Loan Losses".

LOAN SERVICING INCOME, NET

  Loan servicing income, net, decreased by $6.3 million, to $24.2 million, in fiscal 1996, compared to fiscal 1995, primarily due to adjustments made in the September 1995 quarter to the value of the

Bank's servicing assets. In the September 1995 quarter, an adjustment totaling $3.7 million was made to purchased mortgage servicing rights due to an increase in prepayment expectations. In the same quarter, an adjustment of $2.2 million was made to the carrying value of the Bank's capitalized servicing fees receivable due to changes in the underlying assumptions relating to that asset. If prepayment expectations increase from the levels as of June 30, 1996, further adjustments to the value of the Bank's servicing assets may be necessary depending upon the frequency and magnitude of such increases. During fiscal 1996, the Bank purchased servicing rights relating to $3.7 billion of loans for $50.8 million.

  Loan servicing income, net, increased by $13.0 million, to $30.5 million, in fiscal 1995, compared to fiscal 1994. This increase was due to reduced levels of amortization of the Bank's capitalized servicing fees receivable in fiscal 1995 compared to fiscal 1994 resulting from a reduced level of loan prepayments. The increase in loan servicing income was also attributable to increased servicing fees earned, partially offset by increased amortization, related to the Bank's purchases of $2.2 billion of loan servicing rights in the fourth quarter of fiscal 1994 and $2.8 billion of loan servicing rights purchased in fiscal 1995.

  The Bank's portfolio of loans serviced for others totaled $14.1 billion at June 30, 1996, and included $1.9 billion of loans sub-serviced by a third party which will be transferred to the Bank's principal loan servicing system in the first quarter of fiscal 1997. Loans serviced for others at June 30, 1995 and 1994 totaled $11.7 billion and $7.8 billion, respectively.

OTHER FEES AND SERVICE CHARGES

  Other fees and service charges increased by $6.9 million, to $45.8 million, in fiscal 1996 compared to fiscal 1995, which included six months of the Bank's Florida and Washington operations. This increase primarily reflects an increase in deposit fee income of $4.4 million related to growth in the number of transaction accounts and an increase in commissions and broker fees of $2.3 million related to higher sales from the Bank's securities brokerage subsidiary.

  Other fees and service charges decreased by $4.2 million, to $38.9 million, in fiscal 1995 compared to fiscal 1994 due primarily to the decrease in customer accounts held by the Bank's brokerage subsidiary resulting from the sale of the Bank's Florida franchise and to an overall decrease in brokerage activity.

GAIN (LOSS) ON SALE OF LOANS AND MORTGAGE-BACKED SECURITIES, NET

  Loss on sale of loans and mortgage-backed securities in fiscal 1996 was $34.9 million and reflects primarily the previously discussed $28.2 million loss on the CMO Sale and $6.6 million of recourse related losses, including fees for recourse removal transactions. See "Overview--Sale of CMO Investment Portfolio" for additional discussion regarding the CMO Sale.

  Loss on sale of loans and mortgage-backed securities in fiscal 1995 was $11.6 million and consisted primarily of provisions for loss related to loans sold in prior years subject to recourse obligations and fees for recourse removal transactions. Loans and mortgage-backed securities sales resulted in a net gain of $1.8 million in fiscal 1994. The net gain was primarily due to a $19.6 million gain on the sale of $783 million of mortgage-backed securities which were sold as part of the funding strategy for the Florida franchise sale, offset by $19.2 million in provision for losses on loans sold with recourse obligations and fees for recourse removal transactions.

GAIN ON SALE OF BANKING OPERATIONS

  The gain on sale of banking operations totaling $73.7 million in fiscal 1995, resulted from the sales of University Savings and the Bank's Florida franchise. The Bank recorded gains of $50.7 million and $23.0 million on the sales of University Savings and the Florida franchise, respectively. The recorded gains of $50.7 million and $23.0 million were offset by $21.0 million and $20.7 million, respectively, in income tax expense related to the sales. The Florida franchise sale gain does not reflect a provision for market value adjustment on the sale of the Florida banking offices of approximately $136 million that was recorded in fiscal 1994.

GENERAL AND ADMINISTRATIVE EXPENSES

  General and administrative expenses increased by $5.0 million, to $248.9 million, in fiscal 1996 compared to fiscal 1995. The increase reflects costs associated with new business lines, increased advertising and legal expenses, and the operation of 18 banking offices acquired in the fourth quarter of fiscal 1995. The current year increase was partially offset by the sales of the Bank's Florida and Washington operations in fiscal 1995. General and administrative expenses attributable to the Bank's Washington operations were $6.6 million in fiscal 1995 prior to the sale of those operations. General and administrative expenses are expected to stabilize at the levels experienced during the fourth quarter of fiscal 1996, but may increase in future periods as the Bank expands its business lines and continues to maintain a higher level of marketing activity. Management expects that the new business lines will result in additional fee income, higher yielding loans and lower costing deposits, but these benefits are expected to lag the increase in expenditures.

  General and administrative expenses decreased by $48.1 million, to $243.8 million, in fiscal 1995 compared to fiscal 1994. The decrease reflects the sales of University Savings and the Bank's Florida operations, as well as the Bank's efforts to reduce general and administrative expenses through outsourcing of functions and further consolidation of back-office operations, partially offset by an increase in advertising and promotion expense incurred to support the Bank's lending and deposit products. University Savings incurred $6.6 million and $13.6 million of general and administrative expenses during fiscal 1995 and 1994, respectively.

OPERATIONS OF REO

  Operations of REO resulted in losses of $8.4 million, $15.0 million and $24.1 million in fiscal 1996, 1995 and 1994, respectively. Losses in fiscal 1996 were primarily due to $12.1 million in provisions to adjust the REO portfolio to current fair value and $7.2 million of operating expenses. These current period expenses were partially offset by gains realized on the sale of REO (after market valuation adjustments) of $10.9 million, of which $2.1 million was recognized in the September 1995 quarter in connection with the August 1995 sale of loans and REO mentioned earlier. Losses in fiscal 1995 were primarily due to $16.8 million in provisions to adjust the REO portfolio to current fair value, and $10.6 million of operating expenses. These current period expenses were partially offset by gains realized on the sale of REO (after market valuation adjustments) of $12.4 million, which included a $2.3 million gain recorded in December 1994 by University Savings. Losses in fiscal 1994 were primarily due to $26.4 million in provisions to adjust the REO portfolio to current market value, and $18.0 million in operating expenses, offset by gains realized on the sale of REO properties (after market valuation adjustments) of $20.0 million.

  The decline in losses for the current year, compared to the prior year, reflects a decrease in the level of new REOs and a shift in the composition of the inventory from multi-family residential and non-residential properties to smaller balance single-family residential properties. Total REO decreased by $27.5 million, to $78.2 million as of June 30, 1996, compared to $105.7 million at June 30, 1995, while the percentage of single-family residential properties to total REO increased to 48% as of June 30, 1996, compared to 34% at June 30, 1995. Foreclosures of single-family residences represented 61% of the total dollar amount of foreclosures for fiscal 1996, compared to 31% for fiscal 1995.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS

  Amortization of goodwill totaled $5.1 million, $1.7 million and $9.8 million in fiscal 1996, 1995 and 1994, respectively. The current year increase, as compared to the prior year, reflects the amortization of the premium recorded in the purchases of deposits in the fourth quarter of fiscal 1995, partially offset by the decrease in goodwill amortization resulting from the fiscal 1995 sale of the Bank's Washington operations. The decrease in fiscal 1995, compared to fiscal 1994, reflects the sales of University Savings and the Bank's Florida franchise in fiscal 1995, the write-off of $136.2 million of goodwill and other assets associated with the Florida franchise in fiscal 1994 and the concurrent reclassification of the remaining $192 million of unamortized Florida goodwill as "held for sale" in the Bank's Consolidated Statement of Financial Condition.

INCOME TAX PROVISION (BENEFIT)

  The Bank recorded income tax provisions before extraordinary items of $21.3 million and $52.1 million in fiscal 1996 and 1995, respectively, and an income tax benefit before extraordinary items of $10.2 million in fiscal 1994. The effective tax rates in those fiscal years were 33.7%, 41.6% and (4.4%), respectively. Changes in the effective rates are discussed in Note 14 of the Notes to Consolidated Financial Statements.

  The extraordinary items recorded in fiscal 1994 permitted the Bank to recognize tax benefits on a portion of its previously unbenefited book net operating loss carryover from 1993. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), the tax benefit of $10.2 million from this source was recognized in loss before extraordinary items in fiscal 1994. The Bank utilized its remaining net operating loss carryforwards to offset the gains from the sales of the Florida franchise and University Savings in fiscal 1995. The goodwill associated with the Florida franchise was included in the book basis of the assets sold but was not included in the tax basis of these assets. The tax gain was greater than the book gain from the sale, primarily by the amount of the goodwill.

  As of June 30, 1996, the Bank had no net operating loss carryforwards and had utilized nearly all of its alternative minimum tax credit carryforwards to reduce its deferred tax liability. As a result, earnings for fiscal 1997 are expected to be taxable at the combined federal and state statutory rate of 42%.

EXTRAORDINARY ITEMS, NET

  Extraordinary items, net for fiscal 1995 consisted of a $1.8 million gain (net of income taxes of $1.3 million) resulting from University Savings' early extinguishment of $42.1 million of borrowings from the Federal Home Loan Bank of Seattle.

  Extraordinary items, net for fiscal 1994 consisted of a $14.1 million gain (net of income taxes of $9.6 million) resulting from the exchange of $49.1 million of GLENFED's convertible subordinated debentures for common stock of the Bank in the Recapitalization.

FORWARD-LOOKING INFORMATION

  The discussions contained above in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 1. "Business" are intended to provide information to facilitate the understanding and assessment of the consolidated financial condition of Glendale Federal as reflected in the accompanying consolidated financial statements and footnotes and should be read and considered in conjunction therewith. These discussions include forward-looking statements within the meaning of Section 21E of the Exchange Act regarding management's beliefs, estimates, projections, and assumptions with respect to future operations. All forward-looking statements herein are subject to risks and uncertainties, including the risks and uncertainties detailed herein and from time to time in Glendale Federal's OTS reports and filings. Actual results and operations for any future period may vary materially from those projected herein and from past results discussed herein.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

  See Index to Financial Statements on Page 71 and Financial Statements beginning on Page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

  None

                                   PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

  That portion of Glendale Federal's definitive Proxy Statement filed with the OTS pursuant to Regulation 14A for use in connection with Glendale Federal's Annual Meeting of Shareholders to be held on October 22, 1996 ("Proxy Statement") appearing under the caption "Election of Directors" is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

  That portion of Glendale Federal's Proxy Statement appearing under the caption "Executive Compensation and Other Information" is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  That portion of Glendale Federal's Proxy Statement appearing under the caption "Beneficial Ownership of Glendale Federal's Securities" is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  That portion of Glendale Federal's Proxy Statement appearing under the caption "Executive Compensation and Other Information--Certain Relationships and Related Transactions" is incorporated herein by reference.

                                    PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

  EXHIBIT
  NUMBER
  -------
   3.1(b)  Amended and Restated Charter of the Bank. (3.1)
   3.2(c)  Amended and Restated Bylaws of the Bank. (3.2)
   4.1(b)  Section 5 of the Amended and Restated Charter of the Bank. (Included
           in Exhibit 3.1)
   4.3(b)  Supplementary Charter Section to Section 5(C) of the Amended and
           Restated Charter of the Bank dated August 23, 1993, regarding
           Noncumulative Preferred Stock, Series E. (Included in Exhibit 3.1)
   4.4(a)  Warrant Agreement dated as of February 23, 1993 between the Bank and
           Chemical
           Trust Company of California. (4.5)
   4.5(b)  Warrant Agreement dated as of August 15, 1993 between the Bank and
           Chemical Trust Company of California. (4.5)
   4.9(a)  Indenture dated as of March 15, 1986 between GLENFED and
           Manufacturers Hanover Trust Company, with respect to $75,000,000 in aggregate principal amount of 7.75% Convertible Subordinated
           Debentures Due 2001 ("Indenture"). (4.2)
   4.10(b) First Supplemental Indenture dated as of August 26, 1993 among
           GLENFED, the Bank, Glendale Investment Corporation and Chemical Bank
           to Indenture. (4.10)
  10.3(c)  Amended and Restated 1993 Stock Option and Long-Term Performance
           Incentive Plan. (10.3)
  10.4     Sheltered Pay Plan.
  10.6     Board of Directors Retirement Plan, as amended.
  10.7     Employment Agreement entered into by Glendale Federal with Stephen
           J. Trafton, as
           amended.
  10.8(d)  Form of severance agreement. Executed agreements are with Vincent L.
           Beatty,
           William J. Birch, Howard C. Everakes, Richard A. Fink, John E.
           Haynes, Terry D. Hess, Kathryn D. Snyder and Robert R. Trujillo.
           (10.8)
  11.1     Statement Regarding Computation of Per Share Earnings (Loss).
  22.1     List of Subsidiaries.
  23.1     Consent of KPMG Peat Marwick LLP.

--------
(a) Exhibits previously filed with Glendale Federal Bank Form OC, dated June 15, 1993 under the Exhibit Numbers indicated in parentheses and incorporated herein by reference.
(b) Exhibits previously filed with Glendale Federal 10-K, dated June 30, 1993 under the Exhibit Numbers indicated.
(c) Exhibit previously filed with Glendale Federal 10-K, dated June 30, 1994 under the Exhibit Numbers indicated.
(d) Exhibit previously filed with Glendale Federal 10-K, dated June 30, 1995 under the Exhibit Number indicated.

FINANCIAL STATEMENTS AND SCHEDULES

  See Index to Financial Statements on page 71, and Financial Statements commencing on page F-1. Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto.

REPORTS ON FORM 8-K FILED DURING THE QUARTER ENDED JUNE 30, 1996

  None

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                    GLENDALE FEDERAL BANK, FEDERAL SAVINGS BANK

Date: September 13, 1996


                                          By:  /s/ Stephen J. Trafton
                                             -------------------------------
                                                   Stephen J. Trafton
                                              Chairman of The Board, Chief
                                             Executive Officer and President

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND ON THE DATE INDICATED:




/s/ Stephen J. Trafton
-----------------------------                  Date: September 13, 1996
    Stephen J. Trafton
Chairman of The Board, Chief
Executive Officer and President
(Principal Executive Officer)


/s/ John E. Haynes
-----------------------------                  Date: September 13, 1996
    John E. Haynes
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)


/s/ Gregory L. Hendry
-----------------------------                  Date: September 13, 1996
    Gregory L. Hendry
Senior Vice President and
Chief Accounting Officer
(Principal Accounting Officer)


/s/ Dean R. Bailey
------------------------------                 Date: September 13, 1996
    Dean R. Bailey, Director



/s/ Diane C. Creel
------------------------------                 Date: September 13, 1996
    Diane C. Creel, Director




------------------------------
    Richard H. Daniel, Director



/s/ Brian P. Dempsey
-------------------------------                Date: September 13, 1996
    Brian P. Dempsey, Director



/s/ Richard A. Fink
-------------------------------                Date: September 13, 1996
    Richard A. Fink, Director



/s/ John F. King
-------------------------------                Date: September 13, 1996
    John F. King, Director


/s/ John F. Kooken
-------------------------------        Date: September 13, 1996
    John F. Kooken, Director



-------------------------------
    Orin S. Kramer, Director



/s/ Gilbert R. Vasquez
--------------------------------       Date: September 13, 1996
    Gilbert R. Vasquez, Director



/s/ E. Gex Williams, Jr.
--------------------------------       Date: September 13, 1996
    E. Gex Williams, Jr., Director

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Annual Financial Statements
  Report of Management.................................................... F-1
  Independent Auditors' Report............................................ F-2
  Consolidated Statements of Financial Condition as of June 30, 1996 and
   1995................................................................... F-3
  Consolidated Statements of Operations for years ended June 30, 1996,
   1995 and 1994.......................................................... F-4
  Consolidated Statements of Changes in Stockholders' Equity for years ended June 30, 1996, 1995 and 1994..................................... F-5
  Consolidated Statements of Cash Flows for years ended June 30, 1996,
   1995 and 1994.......................................................... F-6
  Notes to Consolidated Financial Statements.............................. F-8

                          GLENDALE FEDERAL BANK, FSB

                             REPORT OF MANAGEMENT

  The management of Glendale Federal Bank, Federal Savings Bank (the "Bank") has responsibility for the preparation, integrity, and reliability of the consolidated financial statements and related financial information of the Bank and its subsidiaries contained in this report. The financial statements were prepared in accordance with generally accepted accounting principles appropriate in the circumstances and necessarily included judgments and estimates by management.

  Management has established and is responsible for maintaining a system of internal controls designed to provide reasonable assurance as to the integrity and reliability of the financial statements and the protection of assets from unauthorized use or disposition. The system of internal controls includes: an effective financial accounting structure; a comprehensive internal audit function; an independent audit committee (the "Committee") of the Board of Directors; and financial and operating policies and procedures. The Bank's management also fosters standards of business ethics as documented by the Bank's employee handbook and management guide, appropriate levels of management authority and responsibility, an effective corporate organizational structure, and appropriate selection and training of personnel.

  The Board of Directors, primarily through the Committee, oversees the adequacy of the Bank's system of internal controls. The Committee, whose members are neither officers nor employees of the Bank, meets at least quarterly with management, internal auditors, and the independent auditors to review the functioning of each and to ensure that each is properly discharging its responsibilities.

  The Bank's financial statements are audited by KPMG Peat Marwick LLP, the Bank's independent auditors, whose audit is made in accordance with generally accepted auditing standards and includes such audit procedures as they consider necessary to express the opinion in their report that follows.

  Management recognizes and cautions that there are inherent limitations in the effectiveness of any internal control environment. However, management believes that, as of June 30, 1996, the Bank's system of internal controls, as described above, provided reasonable assurance as to the integrity and reliability of the financial statements and related financial information and the safeguarding of assets.

/s/ Stephen J. Trafton                                          July 23, 1996
-------------------------------                                ----------------
Stephen J. Trafton                                                   Date
Chairman of the Board,
Chief Executive Officer and President

/s/ John E. Haynes                                              July 23, 1996
-------------------------------                                ----------------
John E. Haynes                                                       Date
Executive Vice President and
Chief Financial Officer

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Glendale Federal Bank, Federal Savings Bank

  We have audited the accompanying consolidated statements of financial condition of Glendale Federal Bank, Federal Savings Bank and subsidiaries (the
Bank) as of June 30, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glendale Federal Bank, Federal Savings Bank and subsidiaries as of June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Los Angeles, California
July 23, 1996

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                                               JUNE 30
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
                       ASSETS
Cash and amounts due from banks......................  $   153,608  $   139,697
Federal funds sold and securities purchased under re-
 sale agreements.....................................      433,000      296,000
Other debt securities held to maturity, at amortized
 cost (fair value: $18,921 in 1996 and $42,406 in
 1995)...............................................       18,877       42,326
Mortgage-backed securities held to maturity, net
 (fair value: $1,351,344 in 1996 and $4,632,615 in
 1995)...............................................    1,356,235    4,721,407
Mortgage-backed securities available for sale, at
 fair value..........................................      884,555        2,050
Loans receivable, net of allowance for loan losses of
 $186,756 in 1996 and $209,142 in 1995...............   10,694,594    9,741,096
Loans held for sale, at lower of cost or market......       33,315      158,201
Real estate held for sale or investment..............       12,072       13,303
Real estate acquired in settlement of loans..........       78,249      105,730
Interest receivable..................................       89,237       96,395
Investment in capital stock of Federal Home Loan
 Bank, at cost.......................................      192,842      185,799
Premises and equipment, at cost, less accumulated de-
 preciation..........................................      126,368      163,116
Mortgage servicing rights............................       93,970       55,962
Capitalized servicing fees receivable................       33,429       43,160
Goodwill and other intangible assets, less accumu-
 lated amortization ($16,580 in 1996 and $11,433 in
 1995)...............................................       59,216       63,538
Other assets.........................................      196,997      216,466
                                                       -----------  -----------
                                                       $14,456,564  $16,044,246
                                                       ===========  ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Deposits.............................................  $ 8,723,976  $ 8,734,880
Securities sold under agreements to repurchase.......      758,050    2,695,176
Borrowings from the Federal Home Loan Bank...........    3,838,000    3,495,000
Other borrowings.....................................       10,599       28,883
Other liabilities and accrued expenses...............      131,224      121,844
Income taxes payable.................................       37,264       26,616
                                                       -----------  -----------
   Total liabilities.................................   13,499,113   15,102,399
                                                       -----------  -----------
STOCKHOLDERS' EQUITY:
Preferred stock, Series E, $1.00 par value per share
 and $25.00 liquidation preference per share
 (8,050,000 shares authorized; 5,823,882 shares
 issued and outstanding at June 30,1996; 8,050,000
 shares issued and outstanding at June 30, 1995).....        5,824        8,050
Common stock, $1.00 par value per share (100,000,000
 shares authorized; 46,729,698 shares issued and out-
 standing at June 30, 1996; 40,719,718 shares issued
 and outstanding at June 30, 1995)...................       46,730       40,720
Additional paid-in capital...........................      790,724      793,372
Net unrealized holding gain (loss) on mortgage-backed
 and other debt securities available for sale........      (11,391)          37
Retained earnings--substantially restricted..........      125,564       99,668
                                                       -----------  -----------
   Total stockholders' equity........................      957,451      941,847
                                                       -----------  -----------
                                                       $14,456,564  $16,044,246
                                                       ===========  ===========

          See accompanying Notes to Consolidated Financial Statements

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                   YEARS ENDED JUNE 30
                                             ---------------------------------
                                                1996        1995       1994
                                             ----------  ----------  ---------
Interest income:
  Loans receivable.......................... $  803,432  $  721,003  $ 684,143
  Mortgage-backed securities................    216,812     303,587    255,525
  Investments...............................     59,791      62,068     50,277
                                             ----------  ----------  ---------
   Total interest income....................  1,080,035   1,086,658    989,945
Interest expense:
  Deposits..................................    433,834     412,894    453,474
  Short-term borrowings.....................    108,839     165,681    111,089
  Other borrowings..........................    204,297     190,364    114,101
                                             ----------  ----------  ---------
   Total interest expense...................    746,970     768,939    678,664
                                             ----------  ----------  ---------
   Net interest income before provision for
    loan losses.............................    333,065     317,719    311,281
Provision for loan losses...................     40,350      66,150    139,726
                                             ----------  ----------  ---------
   Net interest income......................    292,715     251,569    171,555
Other income:
  Loan servicing income, net................     24,208      30,460     17,491
  Other fees and service charges............     45,769      38,851     43,022
  Gain (loss) on sale of loans and mortgage-
   backed securities, net...................    (34,912)    (11,579)     1,764
  Gain on sale of banking operations........        --       73,713        --
  Other income (loss), net..................       (707)      3,001     (1,936)
                                             ----------  ----------  ---------
   Total other income.......................     34,358     134,446     60,341
Other expenses:
  Compensation and employee benefits........    101,502     105,218    126,037
  Occupancy expense, net....................     29,698      31,433     37,691
  Regulatory insurance......................     27,491      29,077     38,233
  Advertising and promotion.................     24,798      18,855     16,285
  Furniture, fixtures and equipment.........     11,605      14,559     24,793
  Stationery, supplies and postage..........     10,158       9,065     11,174
  Other general and administrative expenses.     43,612      35,634     37,753
                                             ----------  ----------  ---------
   Total general and administrative ex-
    penses..................................    248,864     243,841    291,966
  Operations of real estate held for sale or
   investment...............................      1,242         (31)     2,690
  Operations of real estate acquired in set-
   tlement of loans.........................      8,426      15,034     24,089
  Amortization of goodwill and other intan-
   gible assets.............................      5,147       1,724      9,764
  Write-off of assets held for Florida dis-
   position.................................        --          --     136,209
                                             ----------  ----------  ---------
   Total other expenses.....................    263,679     260,568    464,718
                                             ----------  ----------  ---------
Earnings (loss) before income tax provision
 (benefit) and extraordinary items..........     63,394     125,447   (232,822)
Income tax provision (benefit)..............     21,342      52,146    (10,171)
                                             ----------  ----------  ---------
Earnings (loss) before extraordinary items..     42,052      73,301   (222,651)
Extraordinary items, net....................        --        1,755     14,092
                                             ----------  ----------  ---------
    Net earnings (loss).....................     42,052      75,056   (208,559)
Dividends declared on preferred stock.......     16,156      17,668     13,759
Premium on exchange of Series E Preferred
 Stock for common stock.....................      9,443         --         --
                                             ----------  ----------  ---------
Earnings (loss) available for common share-
 holders.................................... $   16,453  $   57,388  $(222,318)
                                             ==========  ==========  =========
Earnings (loss) per share:
  Primary:
   Earnings (loss) before extraordinary
    items................................... $     0.36  $     1.28  $   (6.48)
   Net earnings (loss)...................... $     0.36  $     1.32  $   (6.10)
  Fully diluted:
   Earnings (loss) before extraordinary
    items................................... $     0.35  $     1.16  $   (6.48)
   Net earnings (loss)...................... $     0.35  $     1.19  $   (6.10)

          See accompanying Notes to Consolidated Financial Statements

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                 (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                    PREFERRED STOCK       PREFERRED STOCK      PREFERRED STOCK
                     SERIES B AND C           SERIES D             SERIES E           COMMON STOCK    ADDITIONAL
                  ---------------------  -------------------  -------------------  ------------------  PAID-IN
                    SHARES      AMOUNT     SHARES    AMOUNT     SHARES    AMOUNT     SHARES   AMOUNT   CAPITAL
                  -----------  --------  ----------  -------  ----------  -------  ---------- ------- ----------
Balance, June
30, 1993........   13,844,183  $ 13,844         --   $   --          --   $   --    1,366,092 $ 1,366  $380,479
Issuance of Se-
ries D Preferred
Stock for
Series B and C
Preferred Stock.  (13,844,183)  (13,844)  8,889,350    8,889         --       --          --      --      2,254
Issuance of Se-
ries E Preferred
Stock...........          --        --          --       --    8,050,000    8,050         --      --    182,770
Issuance of com-
mon stock of the
Bank............          --        --          --       --          --       --   27,902,511  27,903   207,386
Issuance of
common stock of
the Bank in
exchange for
GLENFED
debentures......          --        --          --       --          --       --    2,505,259   2,505    20,042
Conversion of
Series D Pre-
ferred Stock
into common
stock...........          --        --   (5,961,697)  (5,961)        --       --    5,961,697   5,961       --
Net unrealized
holding loss on
debt securities
available for
sale............          --        --          --       --          --       --          --      --        --
Stock options
exercised.......          --        --          --       --          --       --        1,875       2        15
Dividends de-
clared on pre-
ferred stock
($0.069 per
share, Series D
and $1.677 per
share, Series
E)..............          --        --          --       --          --       --          --      --        --
Net loss........
                  -----------  --------  ----------  -------  ----------  -------  ---------- -------  --------
Balance, June
30, 1994........          --        --    2,927,653    2,928   8,050,000    8,050  37,737,434  37,737   792,946
Conversion of
Series D Pre-
ferred Stock
into common
stock...........          --        --   (2,927,653)  (2,928)        --       --    2,927,653   2,928       --
Net unrealized
holding gain on
debt securities
available for
sale............          --        --          --       --          --       --          --      --        --
Stock options
exercised.......                                                                       52,500      53       426
5-year warrants
exercised.......          --        --          --       --          --       --        2,131       2       --
Dividends de-
clared on pre-
ferred stock
($0.022 per
share, Series D
and $2.188 per
share, Series
E)..............          --        --          --       --          --       --          --      --        --
Net earnings....          --        --          --       --          --       --          --      --        --
                  -----------  --------  ----------  -------  ----------  -------  ---------- -------  --------
Balance, June
30, 1995........          --        --          --       --    8,050,000    8,050  40,719,718  40,720   793,372
Exchange of Se-
ries E Preferred
Stock for common
stock...........          --        --          --       --   (2,226,118)  (2,226)  5,901,771   5,902    (3,676)
Net unrealized
holding loss on
debt securities
available for
sale............          --        --          --       --          --       --          --      --        --
Stock options
exercised.......          --        --          --       --          --       --      106,000     106     1,028
5-year warrants
exercised.......          --        --          --       --          --       --        2,209       2       --
Dividends de-
clared on Series
E preferred
stock ($2.188
per share)......          --        --          --       --          --       --          --      --        --
Net earnings....          --        --          --       --          --       --          --      --        --
                  -----------  --------  ----------  -------  ----------  -------  ---------- -------  --------
Balance, June
30, 1996........          --   $    --          --   $   --    5,823,882  $ 5,824  46,729,698 $46,730  $790,724
                  ===========  ========  ==========  =======  ==========  =======  ========== =======  ========
                    NET UNREALIZED
                     HOLDING GAIN
                      (LOSS) ON
                   MORTGAGE-BACKED
                      AND OTHER                     TOTAL
                   DEBT SECURITIES   RETAINED   STOCKHOLDERS'
                  AVAILABLE FOR SALE EARNINGS*     EQUITY
                  ------------------ ---------- -------------
Balance, June
30, 1993........       $    --       $ 264,598    $ 660,287
Issuance of Se-
ries D Preferred
Stock for
Series B and C
Preferred Stock.            --             --        (2,701)
Issuance of Se-
ries E Preferred
Stock...........            --             --       190,820
Issuance of com-
mon stock of the
Bank............            --             --       235,289
Issuance of
common stock of
the Bank in
exchange for
GLENFED
debentures......            --             --        22,547
Conversion of
Series D Pre-
ferred Stock
into common
stock...........            --             --           --
Net unrealized
holding loss on
debt securities
available for
sale............         (5,727)           --        (5,727)
Stock options
exercised.......            --             --            17
Dividends de-
clared on pre-
ferred stock
($0.069 per
share, Series D
and $1.677 per
share, Series
E)..............            --         (13,759)     (13,759)
Net loss........                      (208,559)    (208,559)
                  ------------------ ---------- -------------
Balance, June
30, 1994........         (5,727)        42,280      878,214
Conversion of
Series D Pre-
ferred Stock
into common
stock...........            --             --           --
Net unrealized
holding gain on
debt securities
available for
sale............          5,764            --         5,764
Stock options
exercised.......            --             --           479
5-year warrants
exercised.......            --             --             2
Dividends de-
clared on pre-
ferred stock
($0.022 per
share, Series D
and $2.188 per
share, Series
E)..............            --         (17,668)     (17,668)
Net earnings....            --          75,056       75,056
                  ------------------ ---------- -------------
Balance, June
30, 1995........             37         99,668      941,847
Exchange of Se-
ries E Preferred
Stock for common
stock...........            --             --           --
Net unrealized
holding loss on
debt securities
available for
sale............        (11,428)           --       (11,428)
Stock options
exercised.......            --             --         1,134
5-year warrants
exercised.......            --             --             2
Dividends de-
clared on Series
E preferred
stock ($2.188
per share)......            --         (16,156)     (16,156)
Net earnings....            --          42,052       42,052
                  ------------------ ---------- -------------
Balance, June
30, 1996........       $(11,391)     $ 125,564    $ 957,451
                  ================== ========== =============

-----
 *substantially restricted

          See accompanying Notes to Consolidated Financial Statements

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                 YEARS ENDED JUNE 30
                                         -------------------------------------
                                            1996         1995         1994
                                         -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)....................  $    42,052  $    75,056  $  (208,559)
Adjustments to reconcile net earnings
 (loss) to net cash provided by operat-
 ing activities:
 Amortization of discounts and premi-
  ums, net.............................        8,054       13,709       55,412
 Amortization of deferred loan fees....       (5,546)      (9,740)     (13,108)
 Provision for loan losses.............       40,350       66,150      139,726
 (Gain) loss on sale of loans and mort-
  gage-backed securities, net..........       34,912       11,579       (1,764)
 Gain on sale of University Savings
  Bank.................................          --       (50,713)         --
 Gain on sale of Florida banking opera-
  tions................................          --       (23,000)         --
 Depreciation and amortization.........       38,674       35,998       47,651
 Provision for losses on real estate...       11,610       16,323       28,777
 Gain on sale of real estate...........      (10,880)     (10,310)     (20,040)
 Amortization of goodwill and other in-
  tangible assets......................        5,147        1,724        9,764
 Write-off of assets held for Florida
  disposition..........................          --           --       136,209
 Provision for deferred income taxes...       19,132       23,873        6,294
 Extraordinary items, net..............          --        (1,755)     (14,092)
 Net change in loans and mortgage-
  backed securities originated or pur-
  chased for resale....................       (2,649)     (10,232)      54,225
 (Increase) decrease in interest re-
  ceivable.............................        7,158      (11,324)       6,585
 FHLB stock dividend received..........       (9,612)      (8,259)      (5,671)
 (Increase) decrease in other assets...       20,298       (6,881)     (17,710)
 Decrease in other liabilities.........       (3,341)     (41,332)     (84,125)
 Other items, net......................      (24,286)       7,613       29,973
                                         -----------  -----------  -----------
 Total adjustments.....................      129,021        3,423      358,106
                                         -----------  -----------  -----------
Net cash provided by operating activi-
 ties..................................      171,073       78,479      149,547
                                         -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in other debt securities
 with original maturities of 3 months
 or less...............................        4,241        7,583      458,056
Proceeds from sale of Florida banking
 operations............................          --       243,005          --
Proceeds from sale of University Sav-
 ings Bank.............................          --       205,147          --
Purchase of other debt securities held
 to maturity...........................       (9,800)     (20,607)     (69,592)
Proceeds from maturities of other debt
 securities held to maturity...........       29,145       14,685       27,492
Purchase of other debt securities
 available for sale....................          --           --       (68,918)
Proceeds from maturities of other debt
 securities available for sale.........          --        21,000       10,000
Purchase of mortgage-backed securities
 held to maturity......................       (2,982)      (1,286)  (3,514,038)
Principal payments on mortgage-backed
 securities held to maturity...........      495,999      697,046    2,411,437
Proceeds from sale of mortgage-backed
 securities held to maturity...........          --           --       771,595
Purchase of mortgage-backed securities
 available for sale....................     (113,218)         --       (94,600)
Principal payments on mortgage-backed
 securities available for sale.........      355,975       14,835       62,709
Proceeds from sale of mortgage-backed
 securities available for sale.........    1,671,934          --        52,030
Loans originated (net of refinances)
 for investment........................     (364,471)    (631,545)  (1,041,996)
Loans purchased for investment.........   (2,107,509)  (1,549,955)    (521,357)
Net change in undisbursed loan funds...        7,507      (11,073)      (5,509)
Principal payments on loans held for
 investment............................    1,428,501      892,846    1,251,881
Proceeds from sale of loans held for
 investment............................      159,079      143,943      244,460
Cash invested in real estate...........      (16,115)     (22,046)     (44,337)
Cash received from real estate invest-
 ments and sale of real estate acquired
 in settlement of loans................      108,482      174,004      170,229
Purchase of FHLB stock.................      (17,187)     (52,603)     (15,733)
Redemption of FHLB stock...............       19,756        2,882        8,116
Net (increase) decrease in premises and
 equipment.............................       20,559       52,251      (20,712)
Purchase of mortgage servicing rights..      (50,836)     (51,537)     (11,330)
Premiums paid on deposits purchased....          --       (11,297)         --
                                         -----------  -----------  -----------
Net cash provided by investing activi-
 ties..................................    1,619,060      117,278       59,883
                                         -----------  -----------  -----------

                        Statement continued on next page

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                  YEARS ENDED JUNE 30
                                          -------------------------------------
                                             1996         1995         1994
                                          -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net decrease in deposits................      (10,904)  (1,730,040)    (695,723)
Net change in short-term borrowings with
 original maturities of 3 months or
 less...................................   (1,937,126)   1,710,120   (1,664,817)
Proceeds from funding of securities sold
 under agreements to repurchase.........          --       815,902    1,794,861
Repayment of securities sold under
 agreements to repurchase...............          --    (2,013,340)    (971,783)
Proceeds from fundings of FHLB advances.    2,988,000    2,300,000    2,274,100
Repayments of FHLB advances.............   (2,645,000)  (1,197,000)  (1,940,000)
Sale of FHLB advances...................          --       (39,057)         --
Repayment of other borrowings...........      (18,284)     (69,917)         --
Proceeds from issuance of Series E Pre-
 ferred Stock...........................          --           --       201,250
Proceeds from issuance of Common Stock..        1,136          481      250,025
Payment of dividends on preferred stock.      (17,044)     (17,746)      (9,279)
Payment of offering costs...............          --           --       (27,983)
                                          -----------  -----------  -----------
Net cash used by financing activities...   (1,639,222)    (240,597)    (789,349)
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................      150,911      (44,840)    (579,919)
Cash and cash equivalents at beginning
 of year................................      435,697      480,537    1,060,456
                                          -----------  -----------  -----------
Cash and cash equivalents at end of
 year...................................  $   586,608  $   435,697  $   480,537
                                          ===========  ===========  ===========




          See accompanying Notes to Consolidated Financial Statements

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                         JUNE 30, 1996, 1995 AND 1994

NOTE 1: BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

 PRINCIPLES OF CONSOLIDATION AND PRESENTATION

  The consolidated financial statements include the accounts of Glendale Federal Bank, Federal Savings Bank and its subsidiaries ("Glendale Federal" or the "Bank") which, before August 26, 1993, was a subsidiary of GLENFED, Inc. ("GLENFED"), a savings and loan holding company. The Bank's business consists primarily of attracting deposits from the public and originating and purchasing loans secured by mortgages on residential real estate. The Bank's subsidiaries are engaged primarily in general insurance agency services and discount securities brokerage. All significant intercompany balances and transactions have been eliminated in consolidation, including 200,686 Bank common shares held by a subsidiary of the Bank at June 30, 1996. Certain reclassifications have been made to prior years' consolidated financial statements to conform to the June 30, 1996 presentation.

 RISKS AND UNCERTAINTIES

  In the normal course of its business, the Bank encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Bank's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Bank, and the valuation of loans held for sale, mortgage-backed securities available for sale, purchased mortgage servicing rights, and capitalized servicing fees receivable.

  The Bank is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Bank also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

  In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. Actual results could differ significantly from those estimates and assumptions.

 SHORT-TERM HIGHLY LIQUID INVESTMENTS

  The Bank's short-term highly liquid investments consist of federal funds sold, certificates of deposit and securities purchased under agreements to resell. The Bank invests in these assets to maximize its return on liquid funds.

  Glendale Federal is required by the Federal Reserve System to maintain non-interest earning cash reserves against certain of its transaction accounts and term deposit accounts. At June 30, 1996 and 1995, the required reserves totaled $60,944,000 and $45,862,000, respectively. Actual reserves totaled $63,491,000 and $47,012,000 at June 30, 1996 and 1995, respectively.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


 INVESTMENTS IN DEBT SECURITIES

  The Bank's investment in debt securities principally consists of U.S. Treasury securities and mortgage-backed securities purchased by the Bank or created when the Bank exchanges pools of loans for mortgage-backed securities ("securitized loans"). The Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") as of July 1, 1993. In accordance with SFAS 115, the Bank classifies its investment in debt securities as held to maturity securities, trading securities and available for sale securities as applicable. The Bank did not hold any trading securities at June 30, 1996 or 1995.

  In November 1995, the Financial Accounting Standards Board (the "FASB") issued a Special Report as an aid in understanding and implementing SFAS 115. The Special Report included guidance that caused the Bank to reassess the appropriateness of the classifications of all securities held and account for any resulting reclassifications at fair value in accordance with SFAS 115. During the second quarter of fiscal 1996, the Bank, in accordance with the Special Report, reclassified $2.8 billion of mortgage-backed securities from held to maturity to available for sale. See Note 6--Mortgage-Backed Securities for additional information.

  Securities are designated as held to maturity if the Bank has the positive intent and the ability to hold the securities to maturity. Held to maturity securities are carried at amortized cost, adjusted for the amortization of any related premiums or the accretion of any related discounts into interest income using the interest method over the estimated remaining period until maturity. Unrealized losses on held to maturity securities, reflecting a decline in value judged by the Bank to be other than temporary, are charged to income and reported under the caption "Gain (loss) on sale of loans and mortgage-backed securities, net" in the Consolidated Statements of Operations.

  The Bank classifies securities as available for sale when at the time of purchase it determines that such securities may be sold at a future date or if the Bank does not have the positive intent or ability to hold such securities to maturity. Securities designated as available for sale are recorded at fair value. Changes in the fair value of debt securities available for sale are included in shareholders' equity as unrealized holding gains or losses net of the related tax effect. Unrealized losses on available for sale securities reflecting a decline in value judged to be other than temporary, are charged to income in the Consolidated Statement of Operations. Realized gains or losses on available for sale securities are computed on the specific identification basis.

 LOANS RECEIVABLE HELD FOR SALE

  The Bank may designate certain of its loans receivable as being held for sale. In determining the level of loans held for sale, the Bank considers whether such loans would be sold in response to liquidity needs, asset/liability management requirements, regulatory capital needs and other factors. The Bank had previously designated substantially all originations of fixed-rate residential 1-4 unit loans as being held for sale. The Bank also originates and/or purchases fixed-rate loans for its own portfolio, which are designated as such at the time of origination or purchase based on a specific identification method, that meet certain yield and other guidelines. Fixed-rate loans that do not meet such guidelines are designated as held for sale.

  Loans held for sale are recorded at the lower of aggregate cost or market value. Unrealized losses are recorded as a reduction in earnings and are included under the caption "Gain (loss) on sale of loans and mortgage-backed securities, net" in the Consolidated Statement of Operations. Realized gains and losses from the sale of loans receivable are computed under the specific identification method.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


 GAINS AND LOSSES FROM SALE OF LOANS

  The Bank sells whole loans and participations in mortgage loans to institutional and private investors. Gains and losses resulting from the sales of loans are determined on the specific identification method and reflect the extent that the sales proceeds exceed or are less than the Bank's investment in the loans (which includes the unpaid principal balance of the loans, unearned discounts, premiums and deferred fees and costs at the time of sale). To the extent sales of loans involve the sale of part of a loan or a pool of loans with disproportionate credit and prepayment risks, the cost basis is allocated based upon the relative fair market value of the portion sold and the portion retained on the date such loans were acquired or, if that is not determinable, the date of sale.

  In most cases, the Bank sells loans and continues to service such loans for the investor. In these cases, the Bank includes in its recognition of gain or loss on the loan sale, an amount measured by the present value of the difference between the yield on the loans and the yield to be paid to the buyer, reduced by the normal servicing fees applicable to comparable servicing arrangements, over the estimated remaining lives of those loans using market prepayment and discount rate assumptions. The resulting deferred discount or premium ("capitalized servicing fees receivable") is amortized as an addition to or deduction from loan servicing income using the interest method, adjusted for actual prepayments. The Bank periodically reviews the remaining premium to ensure that it does not exceed the present value of the estimated future servicing fees, using estimates of prepayments based on trends in actual prepayment experience. In the event that actual prepayments exceed the assumptions used in determining the gain or loss, the deferred premium is adjusted through a charge to loan servicing income.

  If loans are sold with recourse, the estimated liability under the recourse provision is provided for in the computation of the gain or loss. The amount of recourse liability recorded by the Bank was $14.2 million and $12.8 million at June 30, 1996 and 1995, respectively. Such amounts were included in "Other liabilities and accrued expenses" on the Consolidated Statements of Financial Condition.

 ALLOWANCE FOR LOAN LOSSES

  The allowance for loan losses is maintained at an amount management deems adequate to cover estimated losses. The allowance for loan losses is established based on management's assessment of trends in the homogeneous portfolio as well as the results of management's periodic review of the loans in the non-homogeneous portfolio. In determining the allowance for loan losses to be maintained, management evaluates many factors, including management's judgment as to appropriate asset classifications, prevailing and forecasted economic and market conditions, industry experience, historical loss experience, loan portfolio composition, management's assessment of the borrowers' ability to repay and repayment performance, and the fair value of the underlying collateral.

  The determination of the allowance for loan losses is based on estimates that are particularly susceptible to changes in the economic environment and market conditions. Management believes that, as of June 30, 1996 and 1995, the allowance for loan losses is adequate based on information currently available to it. If recent improvements in the economies of the Bank's principal market areas do not continue, the Bank's loan portfolios could be adversely impacted and higher charge-offs and increases in non-performing assets could result. Such an adverse impact could also require a larger allowance for loan losses.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The Bank considers a loan to be impaired when, based upon current information and events, it believes it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The Bank's impaired loans include loans identified as impaired through review of the non-homogeneous portfolio and troubled debt restructurings. Specific valuation allowances are established for impaired loans at the difference between the loan amount and the fair value of collateral less estimated selling costs. Impaired loans may be left on accrual status during the period the Bank is pursuing repayment of the loan. Such loans are placed on non-accrual status at the point either: (1) they become 90 days delinquent; or (2) the Bank determines the borrower is incapable of, or has ceased efforts toward, continuing performance under the terms of the loan. Impairment losses are recognized through an increase in the allowance for loan losses and a corresponding charge to the provision for loan losses. Adjustments to impairment losses due to changes in the fair value of the collateral properties for impaired loans are included in provision for loan losses. When an impaired loan is either sold, transferred to REO or written down, any related valuation allowance is charged off.

  Increases to the general allowance are charged to the provision for loan losses. Specific valuation allowances are provided for when management identifies a loan or a portion thereof as to which default is deemed probable. Charge-offs to the allowance are made when all, or a portion, of the loan is confirmed as a loss based upon management's review of the loan or through repossession of the underlying security or through a troubled debt restructuring transaction. Recoveries are credited to the allowance.

 TROUBLED DEBT RESTRUCTURINGS

  Loans whose terms are modified due to borrower difficulties in repaying amounts owed under the loan's original terms are classified as Troubled Debt Restructurings ("TDRs"). During fiscal 1995, the Bank adopted Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("SFAS 118"). SFAS 118 requires that TDRs be reported as such based on whether the restructuring was made at an interest rate equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a loan of comparable risk and whether the loan is impaired based on the terms of the restructuring agreement. Loans that are restructured at rates greater than or equal to the rate the Bank was willing to accept at the time of restructuring and that are not impaired based on the terms of the restructuring are reported as TDRs only in the year of the restructuring. All other TDRs are reported in years following the restructuring until repaid.

 INTEREST INCOME RECOGNITION--LOANS RECEIVABLE

  Interest income is accrued as it is earned. Loans are placed on non-accrual status after being delinquent more than 90 days, or earlier if the borrower is deemed by management to be unable to continue performance. When a loan is placed on non-accrual status, interest accrued but not received is reversed. While a loan is on non-accrual status, interest is recognized only as cash is received and if no portion of the loan's balance is classified "Doubtful". Loans are returned to accrual status only when the loan is reinstated and ultimate collectibility of current interest is no longer in doubt. Interest income on impaired loans is recognized based on the loan's accrual and classification status as discussed above.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  Loan origination fees and direct origination costs are deferred at origination and the net amounts deferred are accreted or amortized to interest income over the contractual lives of the loans. Accretion of discounts and amortization of premiums and deferred origination fees and costs is discontinued when loans are placed on non-accrual status.

 LOAN SERVICING AND MORTGAGE SERVICING RIGHTS

  The Bank services mortgage loans for investors. Fees earned for servicing loans owned by investors are reported as income when the related mortgage loan payments are due. Accrued servicing fees relating to loans past due more than 90 days are reversed. Loan servicing costs are charged to expense as incurred. These loans are not included with loans receivable or any other asset in the accompanying consolidated statements of financial condition.

  The Bank from time-to-time enters into transactions to acquire the rights to service pools of loans for others and collect the servicing and related fees. The amount paid by the Bank for these rights is capitalized as Mortgage Servicing Rights ("MSR"). MSR is amortized in proportion to, and over the period the servicing rights generate net servicing fee income. The Bank periodically updates the assumptions underlying future net servicing fee income estimates and re-evaluates the present value of the servicing asset. If the revised assumptions reflect a reduction in the asset's value, the asset is written down through a charge to expense, which is included in "Loan servicing income, net" in the Consolidated Statements of Operations.

 ACCOUNTING FOR REAL ESTATE

  Real estate acquired in settlement of loans ("REO") is recorded at the lower of fair value or the recorded investment in the loan at the time of foreclosure generally as determined by recent appraisals. Specific valuation allowances on REO are recorded through a charge to operations for estimated costs to sell and if there is a further deterioration in fair value. The Bank also provides a general allowance for inherent losses on REO recorded through a charge to operations.

  Real estate held for sale or investment ("REI") is carried at the lower of cost or fair value less estimated costs to sell. Joint ventures and partnership investments are carried on the equity method of accounting. Acquisition, development and construction loans are included in REI when the risk characteristics of such loans are substantially similar to ownership of real estate.

  Changes in estimated selling and disposal costs, declines in fair values, and net gains or losses on disposal of REO and REI are charged to operations as incurred.

  Gains on real estate sales financed by the Bank are recognized only when the transactions meet the down-payment and continuing investment criteria of Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate." Losses are recognized when identified.

 PREMISES AND EQUIPMENT AND DEPRECIATION

  Maintenance and repairs on premises and equipment are charged to expense as incurred. Renewals and material improvements are capitalized. Depreciation and amortization of premises is included in "Occupancy expense, net" and depreciation and amortization of equipment is included in "Other general and administrative expenses" in the Consolidated Statements of Operations.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

Depreciation and amortization of premises and equipment is computed using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the lesser of the life of the asset or the remaining term of the related lease.

 GOODWILL AND OTHER INTANGIBLE ASSETS

  With the exception of the merger with Guarantee Financial Corporation of California, which was accounted for as a pooling-of-interests, the Bank's acquisitions since 1981 have been accounted for under the purchase method of accounting. Assets acquired and liabilities assumed in each acquisition were recorded at their fair value as of the date of the acquisition and the excess cost over fair value of the net assets acquired was classified as goodwill and is being amortized over periods ranging from 10 to 40 years on a straight-line basis. The purchase accounting discount or premium resulting from the acquisition is accreted or amortized into interest income using the interest method, adjusted for actual prepayments. At June 30, 1996, goodwill totaled $19.8 million and had a weighted average remaining life of 26 years.

  In fiscal 1995, the Bank completed its acquisition of $194 million in deposits of Independence One Bank of California, Federal Savings Bank ("Independence One") and $812 million in deposits of Union Federal Bank ("Union Federal"). The Bank paid a purchase premium of $4.4 million for the Independence One deposits and a purchase premium of $6.9 million for the Union Federal deposits. The Bank accepted as part of the consideration for assuming Union Federal's deposit liabilities certain of Union Federal's assets at their existing gross book values. These purchase premiums, together with an adjustment to record the assets acquired from Union Federal at fair value, totaled $42.9 million, and are reflected under the caption "Goodwill and other intangible assets" in the Consolidated Statements of Financial Condition. These intangible assets are being amortized over 10 years. At June 30, 1996, these intangible assets totaled $39.4 million with a remaining life of nine years.

  Periodically, the Bank evaluates the recoverability of its deposit purchase premium assets based upon the rate of attrition of deposit relationships acquired. Goodwill is evaluated for impairment on the basis of the estimated undiscounted cash flows of the acquired franchise.

 DERIVATIVE FINANCIAL INSTRUMENTS

  The Bank uses various strategies to minimize interest rate risk, including interest rate futures contracts. The Bank's accounting policy relating to interest rate futures contracts is to amortize deferred gains and losses on futures contracts into interest income or expense over the expected remaining life of the hedged asset or liability. The Bank also uses interest rate exchange agreements ("swaps") to reduce the interest rate fluctuation risk related to certain assets and liabilities. The notional amounts of interest rate swaps are not reflected in the Consolidated Statements of Financial Condition, but are disclosed in the Notes to Consolidated Financial Statements. Any gains or losses from selling the swaps simultaneously with the underlying assets or liabilities are currently recognized. Any gains or losses from selling only the swap, without the assets or liabilities, are deferred and amortized over the life of the assets or liabilities. Net interest income (expense) resulting from the differential between exchanging floating rate and fixed rate interest payments is recorded on a current basis and is included with the interest income or expense of the related asset in the Consolidated Statements of Operations. The Bank does not hold any derivative financial instruments for trading purposes.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


 SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  The Bank enters into sales of securities under agreements to repurchase ("reverse repurchase agreements") only with selected primary dealers. These reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities in the Consolidated Statements of Financial Condition. The dollar amount of securities underlying the agreements remains in the asset accounts.

 CURRENT ACCOUNTING PRONOUNCEMENTS

  In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). This statement establishes accounting standards for the recognition of impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of.

  Under SFAS 121, an entity shall review for impairment its long-lived assets and certain identifiable intangibles to be held and used whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing this review, the entity shall estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized, measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset, as a component of income from continuing operations before income taxes.

  SFAS 121 is effective for financial statements issued for fiscal years beginning after December 15, 1995 and is required to be adopted prospectively. Long-lived assets and identifiable intangibles held by the Bank consists of premises and equipment, REO, REI and goodwill. Given the Bank's current accounting policies for recording and measuring its long-lived assets and identifiable intangibles as discussed previously, this standard, which was adopted by the Bank as of July 1, 1996, is not expected to have a material impact on the Bank's operations or financial position.

  In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122"). This statement amends Statement of Financial Accounting Standards No. 65, "Accounting for Certain Mortgage Banking Activities" ("SFAS 65"), to require that an institution engaged in mortgage banking activities recognize as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. Under SFAS 122, an institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and the sale or securitization of those loans with servicing rights retained is required to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values, if it is practicable to estimate those fair values, and to capitalize the amount attributed to the mortgage servicing rights in the Statement of Financial Condition.

  SFAS 122 also requires that an institution engaged in mortgage banking activities assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. Impairment is to be recognized through a valuation allowance.

  SFAS 122 is effective for financial statements issued for fiscal years beginning after December 15, 1995 and is required to be adopted prospectively to transactions in which an institution sells or

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

securitizes mortgage loans with servicing rights retained and to impairment evaluations of all amounts capitalized as mortgage servicing rights, including those purchased before the adoption of SFAS 122. This standard, which was adopted by the Bank as of July 1, 1996, is not expected to have a material impact on the Bank's operations or financial position. SFAS 122 will be superseded by Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 125"), described below, effective January 1, 1997.

  In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which defines a fair value based method of accounting for employee stock options or similar equity instruments granted after December 31, 1994. SFAS 123 is effective for the Bank beginning the fiscal year ending June 30, 1997. However, SFAS 123 also allows an entity to continue to account for these plans according to Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), provided pro forma disclosures of net income and earnings per share are made as if the fair value based method of accounting defined by SFAS 123 had been applied. The Bank anticipates electing to continue to measure compensation cost related to employee stock purchase options using APB 25, and will provide pro forma disclosures as required in the 1997 financial statements.

  In June 1996, the FASB issued SFAS 125 which establishes the accounting for transfers and servicing of financial assets and extinguishment of liabilities. This statement specifies when financial assets and liabilities are to be removed from an entity's financial statements, specifies the accounting for servicing assets and liabilities, and specifies the accounting for assets that can be contractually prepaid in such a way that the holder would not recover substantially all of its recorded investment.

  Under SFAS 125, an entity recognizes only assets it controls and liabilities it has incurred, derecognizes assets only when control has been surrendered, and derecognizes liabilities only when they have been extinguished. SFAS 125 requires that the selling entity continue to carry retained interests, including servicing assets, relating to assets it has derecognized. Such retained interests are based on the relative fair values of the retained interests and derecognized assets at the date of transfer. Transfers not meeting the criteria for sale recognition are accounted for as a secured borrowing with pledge of collateral. Under SFAS 125 certain collateralized borrowings may result in asset derecognition when the assets provided as collateral may be derecognized based on whether the secured party takes control over the collateral and whether the secured party is: (1) permitted to repledge or sell the collateral; and (2) the debtor does not have the right to redeem the collateral on short notice. Extinguishments of liabilities are recognized only when the debtor pays the creditor and is relieved of its obligation for the liability or when the debtor is legally released from being the primary obligor under the liability, either judicially, or by the creditor.

  SFAS 125 requires an entity to recognize its obligation to service financial assets, that are retained in a transfer of assets, in the form of a servicing asset or liability. The servicing asset or liability is to be amortized in proportion to and over the period of net servicing income or loss. Servicing assets and liabilities are to be assessed for impairment based on their fair value.

  SFAS 125 modifies the accounting for interest-only strips or retained interests in securitizations, such as capitalized servicing fees receivable, that can contractually be prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment, to require their classification as available for sale or as trading securities. Interest-only strips and retained interests are to be recorded at market value. Changes in market value are included in operations if

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

classified as trading securities, or in shareholders' equity as unrealized holding gains or losses, net of the related tax effect, if classified as available for sale.

  SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is required to be applied prospectively. The Bank enters into many transactions covered by SFAS 125, including securitization and sales of loans with servicing rights retained, sales of securities under agreements to repurchase, collateralized borrowings from the Federal Home Loan Bank and others. Implementation of SFAS 125 will require the Bank to transfer its capitalized servicing fees receivable as available for sale interest-only strips. The Bank does not anticipate a material impact, other than the transfer of capitalized servicing fees receivable to available for sale, on transactions covered by SFAS 125.

NOTE 2: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  For the purpose of the statement of cash flows, cash and cash equivalents include "Cash and amounts due from banks" and "Federal funds sold and securities purchased under resale agreements".

  Supplemental disclosure of cash flow information is as follows (in thousands):

                                                                          YEARS ENDED JUNE 30
                                                                  --------------------------------------
                                                                     1996          1995          1994
                                                                  ----------     --------     ----------
Cash paid for:
  Interest......................................................  $  738,407     $777,914     $  687,993
  Income taxes..................................................      12,623       16,018             --
Non-cash investing and financing activities:
  Net assets acquired for Union Federal deposits................          --      463,240             --
  Principal reductions to loans due to foreclosures.............     186,157      294,822        328,022
  Loans exchanged for mortgage-backed securities................     145,826      268,436      1,470,844
  Loans made to facilitate the sale of real estate
   held for investment and real estate acquired
   in settlement of loans.......................................      85,157      139,522        234,546
  Net transfers of loans from held for investment
   to held for sale.............................................      19,932      263,334        (26,660)
  Exchange of GLENFED debentures for common
   stock of the bank............................................          --           --         49,065
  Issuance of common stock of the Bank in
   exchange for GLENFED debentures..............................          --           --         22,547
  Issuance of Series D preferred stock upon reclassification
   of Series B and C preferred stock............................          --           --         34,892
  Conversion of Series D preferred stock into
   common stock.................................................          --        2,928          5,961
  Exchange of Series E preferred stock for common stock.........       2,226           --             --
  Issuance of common stock in exchange for Series E
   preferred stock..............................................       5,902           --             --
  Transfer of mortgage-backed and other debt
   securities to available for sale.............................   2,818,831           --      1,013,306

  During fiscal 1996, 1995 and 1994, the Bank received income tax refunds of $6,630,000, $323,000 and $346,000, respectively.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

NOTE 3: NET EARNINGS (LOSS) PER SHARE INFORMATION

  For the purpose of calculating net earnings (loss) per share, the Bank used the following numbers of shares for the periods presented (in thousands):

                                                            YEARS ENDED JUNE 30
                                                            --------------------
                                                             1996   1995   1994
                                                            ------ ------ ------
   Primary net earnings (loss) per share................... 47,593 46,038 36,469
   Fully diluted net earnings (loss) per share............. 47,593 65,389 36,469

  No adjustments were made to the weighted average number of common shares outstanding at June 30, 1994 for primary or fully-diluted calculations as their effect would be anti-dilutive. The weighted average number of common shares outstanding for fiscal 1996, 1995 and 1994, excludes 200,686 shares held by a subsidiary of the Bank. Such shares are eliminated in consolidation.

NOTE 4: ACQUISITIONS AND DISPOSITIONS

  On December 15, 1994, the Bank sold its 60-branch Florida franchise, including deposits, banking offices, furniture and equipment, to Barnett Banks, Inc. ("Barnett") for $243 million, or 7.40% of the $3.3 billion in deposits transferred to Barnett. The Bank funded the sale at the time of closing with FHLB advances and reverse repurchase agreements totaling $3.0 billion, substantially all of which repriced monthly. The Bank's use of borrowings from the FHLB and reverse repurchase agreements to fund the Florida franchise sale transaction was part of an overall strategy which included the sale of non-performing and underperforming loans and the sale of securities, the proceeds of which were used, along with excess liquidity, to retire then outstanding reverse repurchase agreements, which released the encumbrances on the assets subject to these agreements. These assets, along with additional loans and mortgage-backed securities, were used as collateral for the $3.0 billion of reverse repurchase agreements and FHLB borrowings used to fund the transaction at the time of closing. The Bank recorded a gain at the time of closing of $2.3 million, net of $20.7 million in income tax expense associated with the sale. In connection with this sale, the Bank wrote off in March 1994, $136.2 million of unamortized goodwill and other assets associated with the Florida franchise and eliminated the remaining $192 million of such goodwill at the closing of the sale in December 1994.

  On January 6, 1995, the Bank sold University Savings to First Interstate Bank of Washington N.A. ("First Interstate") for $205.1 million in cash, which equaled 1.42 times University Savings' book value at December 31, 1994 and
1.72 times its tangible book value at that date. The Bank received cash in exchange for all of the stock of University Savings, which had $1.2 billion in assets as of December 31, 1994. Included in the sale of University Savings as of January 6, 1995 were deposit liabilities totaling $918.1 million and a gross loan portfolio totaling $826.7 million. The Bank recorded a gain of $29.7 million, net of $21.0 million in income tax expense associated with the sale.

  University Savings' net earnings totaled $11.7 million in fiscal 1995 through January 6, 1995. University Savings' net earnings totaled $13.5 million in fiscal 1994.

  In May 1995, the Bank purchased $194 million in deposits of Independence One. The Bank paid a purchase premium of 2.27% of deposits, or $4.4 million. The acquisition also added three bank offices to the Bank's franchise network.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  In June 1995, the Bank purchased 13 of the 14 branch offices of Union Federal, including deposits totaling approximately $812 million and with a weighted average cost of 4.9%. The Bank paid a purchase premium of $6.9 million and accepted as part of the consideration for assuming Union Federal's deposit liabilities certain of Union Federal's assets including Union Federal's entire portfolio of single-family residential loans with unpaid principal amounts totaling approximately $181 million, a $220 million portfolio of performing multi-family residential and commercial real estate loans, $3 million of REO and $24 million of mortgage-backed securities.

  The purchase premiums paid by the Bank, together with an adjustment to record the assets acquired from Union Federal at fair value, totaled $42.9 million and are reflected under the caption "Goodwill and other intangible assets" in the Consolidated Statements of Financial Condition.

NOTE 5: SHORT-TERM HIGHLY LIQUID INVESTMENTS AND OTHER DEBT SECURITIES

  Federal funds sold and securities and whole loans purchased under resale agreements at the dates indicated are summarized below at cost, which approximates market (in thousands):

                                                                   JUNE 30
                                                              -----------------
                                                                1996     1995
                                                              -------- --------
      Federal funds sold..................................... $ 33,000 $ 16,000
      Securities purchased under resale agreements...........  375,000  280,000
      Whole loans purchased under resale agreements..........   25,000      --
                                                              -------- --------
                                                              $433,000 $296,000
                                                              ======== ========

  The following table further summarizes information with respect to securities purchased under resale agreements at June 30, 1996 (in thousands):

                                                                       JUNE 30,
                                                                         1996
                                                                       --------
      Balance at year end............................................. $375,000
      Average amount outstanding during the year......................  559,202
      Maximum amount outstanding at any month-end.....................  641,000

  Amounts outstanding with individual brokers at June 30, 1996 which exceeded ten percent of stockholders' equity were (in thousands):

                                                     BOOK
                                                     VALUE              MARKET
                                                   INCLUDING WEIGHTED  VALUE OF
                                                    ACCRUED  AVERAGE  UNDERLYING
      BROKER                                       INTEREST  MATURITY SECURITIES
      ------                                       --------- -------- ----------
      CS First Boston............................. $150,072   3 days   $153,001
                                                   ========            ========
      Morgan Stanley.............................. $100,047   3 days   $100,000
                                                   ========            ========

  Securities purchased under resale agreements are collateralized by certain mortgage-backed securities at June 30, 1996 and 1995. At June 30, 1996 and 1995, the Bank held only securities purchased under agreements to resell identical securities. The securities underlying the agreements are held in the custodial accounts of a third party trustee for the Bank until the maturities of the agreements.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following tables summarize the Bank's other debt securities held to maturity with related remaining maturity data as of the dates indicated (in thousands):

                                                     JUNE 30, 1996
                                        ---------------------------------------
                                                    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED  FAIR
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
Held to maturity:
  U.S. Treasury securities:
    Maturing within 1 year.............  $ 8,086     $--        $--     $ 8,086
                                         -------     ----       ----    -------
  Other securities:
    Maturing within 1 year.............   10,786      --         --      10,786
    Maturing after 10 years............        5       44        --          49
                                         -------     ----       ----    -------
                                          10,791       44        --      10,835
                                         -------     ----       ----    -------
                                         $18,877     $ 44       $--     $18,921
                                         =======     ====       ====    =======

                                                     JUNE 30, 1995
                                        ---------------------------------------
                                                    GROSS      GROSS
                                        AMORTIZED UNREALIZED UNREALIZED  FAIR
                                          COST      GAINS      LOSSES    VALUE
                                        --------- ---------- ---------- -------
Held to maturity:
  U.S. Treasury securities:
    Maturing within 1 year.............  $17,354     $--        $ (2)   $17,352
                                         -------     ----       ----    -------
  Other securities:
    Maturing within 1 year.............   24,967      --          (2)    24,965
    Maturing after 10 years............        5       84        --          89
                                         -------     ----       ----    -------
                                          24,972       84         (2)    25,054
                                         -------     ----       ----    -------
                                         $42,326     $ 84       $ (4)   $42,406
                                         =======     ====       ====    =======

  Fair values at June 30, 1996 and 1995 were based upon quotations for similar or identical securities.

  The weighted average interest rate on federal funds sold, securities purchased under resale agreements and other debt securities was 7.62% and 9.25% at June 30, 1996 and 1995, respectively. Accrued interest receivable on these securities was $302,000 and $248,000 at June 30, 1996 and 1995, respectively, and is included in "Interest receivable" in the accompanying Consolidated Statements of Financial Condition.

  There were no sales of other debt securities held to maturity or other debt securities available for sale during fiscal 1996, 1995 or 1994.

  Other debt securities include net discounts amounting to $148,000 at June 30, 1995.

  There were no other debt securities pledged as collateral for securities sold under agreements to repurchase and various other borrowings at June 30, 1996 and 1995.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


NOTE 6: MORTGAGE-BACKED SECURITIES

  The following tables summarize the Bank's mortgage-backed securities held to maturity and available for sale as of the dates indicated (in thousands):

                                                   JUNE 30, 1996
                                    -------------------------------------------
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED UNREALIZED
                                       COST      GAINS      LOSSES   FAIR VALUE
                                    ---------- ---------- ---------- ----------
Held to maturity:
  FNMA............................. $  490,138  $ 7,857    $ (2,730) $  495,265
  FHLMC............................    296,641    1,151      (2,012)    295,780
  GNMA.............................    284,023      480      (3,711)    280,792
  AA-rated pass-through securities.    258,796    2,168      (3,967)    256,997
  Residual collateralized mortgage
   obligations.....................        277      --         (277)        --
  Other............................     26,360      121      (3,971)     22,510
                                    ----------  -------    --------  ----------
                                    $1,356,235  $11,777    $(16,668) $1,351,344
                                    ==========  =======    ========  ==========
Available for sale:
  AA-rated pass-through securities. $  728,438  $   292    $(16,447) $  712,283
  AAA-rated collateralized mortgage
   obligations.....................     58,095      208        (143)     58,160
  GNMA.............................    113,928       13         --      113,941
  FHLMC............................        142        1         --          143
  FNMA.............................         28      --          --           28
                                    ----------  -------    --------  ----------
                                    $  900,631  $   514    $(16,590) $  884,555
                                    ==========  =======    ========  ==========

                                                   JUNE 30, 1995
                                    --------------------------------------------
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED UNREALIZED
                                       COST      GAINS      LOSSES    FAIR VALUE
                                    ---------- ---------- ----------  ----------
Held to maturity:
  AAA-rated collateralized mortgage
   obligations..................... $1,900,169  $   --     $(58,439)  $1,841,730
  AA-rated pass-through securities.  1,539,129    4,060     (31,095)   1,512,094
  FNMA.............................    580,044    9,365      (4,609)     584,800
  GNMA.............................    337,944      595      (6,685)     331,854
  FHLMC............................    327,481    3,389        (668)     330,202
  Residual collateralized mortgage
   obligations.....................      4,095      747        (599)       4,243
  Other............................     32,545       56      (4,909)      27,692
                                    ----------  -------   ---------   ----------
                                    $4,721,407  $18,212   $(107,004)  $4,632,615
                                    ==========  =======   =========   ==========
Available for sale:
  GNMA............................. $    1,805  $    50   $     --    $    1,855
  FHLMC............................        160        3         --           163
  FNMA.............................         32      --          --            32
                                    ----------  -------   ---------   ----------
                                    $    1,997  $    53   $     --    $    2,050
                                    ==========  =======   =========   ==========

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  During fiscal 1996, the Bank sold $1.7 billion of its collateralized mortgage obligations ("CMOs"). The Bank's decision to sell most of its CMO portfolio was part of a strategic realignment of the Bank's mortgage-backed securities portfolio in which $2.8 billion of mortgage-backed securities were reclassified from "held to maturity" to "available for sale" during the quarter ended December 31, 1995, in compliance with implementation guidance for SFAS 115. The reclassification included the Bank's $1.8 billion fixed-rate CMO portfolio and $1.0 billion of its adjustable-rate pass-through securities portfolio.

  The bank recorded a pre-tax loss of $28.2 million on the sale of CMOs during fiscal 1996. As of June 30, 1996, CMOs totaling $58.2 million were classified as available for sale. In accordance with SFAS 115, the Bank recorded in its stockholders' equity accounts an unrealized loss at June 30, 1996 of $11.4 million, net of tax, on the available for sale portfolio. The Bank has no immediate plans to sell the remaining CMOs or the pass-through portfolio.

  The carrying values of mortgage-backed securities as of June 30, 1996 and 1995 were net of unamortized premiums of $39,001,000, and $77,333,000, respectively, and deferred loan origination fees, net of deferred loan origination costs, on securitized loans of the Bank of $3,041,000 and $3,677,000 at June 30, 1996 and 1995, respectively.

  The weighted average interest rates of mortgage-backed securities were 6.26% and 6.30% at June 30, 1996 and 1995, respectively. Interest receivable related to mortgage-backed securities outstanding at June 30, 1996 and 1995 totaled $15,146,800 and $26,449,000, respectively. The Bank uses mortgage-backed securities as collateral for various borrowings. At June 30, 1996 and 1995, $784 million and $2.9 billion, respectively, of mortgage-backed securities were pledged as collateral for various borrowings.

  The following table presents proceeds from the sale of mortgage-backed securities and gross realized gains and losses for the periods indicated (in thousands):

                                                    YEARS ENDED JUNE 30
                                               --------------------------------
                                                  1996       1995       1994
                                               ----------  --------  ----------
      Proceeds from sales..................... $1,816,876  $ 12,006  $1,244,049
                                               ==========  ========  ==========
      Gross realized gains.................... $    7,821  $    151  $   30,169
      Gross realized losses...................    (42,043)  (11,876)    (29,070)
                                               ----------  --------  ----------
      Net gain (loss)......................... $  (34,222) $(11,725) $    1,099
                                               ==========  ========  ==========

  In fiscal 1994, the Bank sold mortgage-backed securities that were designated as held to maturity. The circumstance leading to the decision to sell these held-to-maturity securities was a major disposition of operations in the form of the Florida franchise sale. The sale agreement called for the Bank to deliver cash in an amount that, together with the value of the banking offices and related furniture and equipment, equaled the deposit liabilities less the agreed upon purchase price.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The net gain (loss) on sale of mortgage-backed securities includes the following components for the periods indicated (in thousands):

                                                      YEARS ENDED JUNE 30
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
      Cash gain (loss)............................ $(29,095) $    (93) $ 22,231
      Deferred fees recognized on sale............    1,402       142     5,760
      Recourse provision and fees.................   (6,568)  (11,679)  (23,714)
      Other items.................................       39       (95)   (3,178)
                                                   --------  --------  --------
                                                   $(34,222) $(11,725) $  1,099
                                                   ========  ========  ========

  See Note 7--"Loans Receivable" for a discussion of loans sold with recourse.

NOTE 7: LOANS RECEIVABLE

 COMPOSITION

  Loans receivable held for investment at the dates indicated are summarized as follows (in thousands):

                                                               JUNE 30
                                                       ------------------------
                                                          1996         1995
                                                       -----------  -----------
Residential loans:
 Existing structures:
  1-4 units........................................... $ 7,501,733  $ 6,284,092
  5-36 units..........................................   1,559,097    1,626,696
  37 or more units....................................     400,415      455,783
 Construction:
  1-4 units...........................................      16,794        2,113
  5-36 units..........................................       5,445        7,624
Land loans............................................      18,250       36,251
Non-residential loans:
  Existing structures.................................   1,338,975    1,506,491
  Construction........................................         --           500
Home equity and improvement loans.....................      28,470       30,468
                                                       -----------  -----------
   Total real estate loans............................  10,869,179    9,950,018
Commercial loans......................................      10,391       22,844
Consumer auto and recreational vehicle loans..........      17,588       24,739
Other consumer loans (secured)........................      33,782       38,264
Other consumer loans (unsecured)......................      21,788       17,600
                                                       -----------  -----------
   Total gross loans..................................  10,952,728   10,053,465
Less:
  Unearned discounts on loans purchased...............     (34,772)     (70,038)
  Undisbursed loan funds..............................     (12,160)      (4,653)
  Deferred loan fees..................................     (24,446)     (28,536)
  Allowance for loan losses...........................    (186,756)    (209,142)
                                                       -----------  -----------
   Loans receivable, net.............................. $10,694,594  $ 9,741,096
                                                       ===========  ===========

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The Bank had residential real estate loans held for sale totaling $33.3 million as of June 30, 1996. As of June 30, 1995, the Bank had loans held for sale totaling $158.2 million, consisting primarily of $83.9 million of non-residential real estate loans and $62.4 million of multi-family residential loans related to the August 1995 sale of $176 million of non-performing and classified real estate loans and REO.

  The weighted average interest rate of loans receivable (including those classified as held for sale), giving effect to accretion of discounts and deferred loan fees, was 7.74% and 7.91% at June 30, 1996 and 1995, respectively. These rates were reduced by the effect of non-accrual loans, which resulted in a decrease of the weighted average interest rate on loans of 0.15% and 0.18% at June 30, 1996 and 1995, respectively. Interest receivable on loans receivable (including interest on loans classified as held for sale) was $70,539,000 and $67,361,000 at June 30, 1996 and 1995, respectively, and is included in "Interest receivable" in the accompanying Consolidated Statements of Financial Condition.

  The carrying value of loans pledged to secure certain deposits and borrowings was $4.4 billion and $4.0 billion at June 30, 1996 and 1995, respectively.

 CREDIT RISK AND CONCENTRATION

  A summary of activity in the allowance for loan losses during fiscal 1996, 1995 and 1994 is as follows (dollars in thousands):

                                     REAL ESTATE CONSUMER  COMMERCIAL
                                        LOANS     LOANS      LOANS      TOTAL
                                     ----------- --------  ---------- ---------
Balance--June 30, 1993..............  $ 315,993  $ 5,905    $12,884   $ 334,782
Provision for loan losses...........    144,339    2,739     (7,352)    139,726
Charge-offs.........................   (154,815)  (6,904)    (6,353)   (168,072)
Recoveries..........................      4,670    2,735      6,873      14,278
                                      ---------  -------    -------   ---------
Balance--June 30, 1994..............    310,187    4,475      6,052     320,714
Provision for loan losses...........     67,872    2,562     (4,284)     66,150
Charge-offs.........................   (199,042)  (4,595)    (2,340)   (205,977)
Recoveries..........................     10,706    1,840      4,748      17,294
Acquisition of Union Federal loans..     17,350      --         --       17,350
Sale of University Savings..........     (6,199)    (190)       --       (6,389)
                                      ---------  -------    -------   ---------
Balance--June 30, 1995..............    200,874    4,092      4,176     209,142
Provision for loan losses...........     43,517      926     (4,093)     40,350
Charge-offs.........................    (69,205)  (2,842)      (974)    (73,021)
Recoveries..........................      3,597    1,098      5,590      10,285
                                      ---------  -------    -------   ---------
Balance--June 30, 1996..............  $ 178,783  $ 3,274    $ 4,699   $ 186,756
                                      =========  =======    =======   =========
Percent of type of gross loans re-
 ceivable...........................       1.64%    4.48%     45.22%       1.70%
                                      =========  =======    =======   =========

  Included in the allowance for loan losses activity for fiscal 1995 is the reversal of University Savings' allowance for loan losses which totaled $6.4 million as of January 6, 1995, the effective date of the sale, and the establishment of an allowance for loan losses which totaled $17.4 million related to the loans purchased in the Union Federal transaction. Included in total charge-offs for fiscal 1995 are charge-offs of $34.0 million and $18.8 million on loans secured by multi-family residential

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

properties and non-residential properties, respectively, related to the $166 million loan sale completed in October 1994 and charge-offs of $17.0 million and $20.3 million on such loans, respectively, related to the August 1995 $176 million loan sale.

  Included in fiscal 1994 charge-offs of $168.1 million are charge-offs of $21.1 million and $19.0 million on loans secured by multi-family residential properties and non-residential properties, respectively, related to the $244 million sale of non-performing and under-performing loans.

  Net charge-offs represented 0.59%, 1.86% and 1.44% of average gross loans receivable for fiscal 1996, 1995, and 1994, respectively.

  The following is a summary of non-accrual loans, troubled debt restructurings and other impaired loans (in thousands):

                                                              JUNE 30
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
Non-accrual loans................................... $192,445 $244,242 $508,543
Troubled debt restructurings........................    9,194   38,542   34,218
Recorded investment in other impaired loans.........   70,289   83,137  141,431
                                                     -------- -------- --------
                                                     $271,928 $365,921 $684,192
                                                     ======== ======== ========

  At June 30, 1996 and 1995, impaired loans and the related specific loan loss allowances were as follows (in thousands):

                                                     JUNE 30
                         ---------------------------------------------------------------
                                      1996                            1995
                         ------------------------------- -------------------------------
                                    ALLOWANCE                       ALLOWANCE
                          RECORDED     FOR       NET      RECORDED     FOR       NET
                         INVESTMENT  LOSSES   INVESTMENT INVESTMENT  LOSSES   INVESTMENT
                         ---------- --------- ---------- ---------- --------- ----------
Non-accrual loans:
  With specific allow-
   ances................  $ 42,575   $11,344   $ 31,231   $ 42,054   $10,706   $ 31,348
  Without specific
   allowances...........    36,782       --      36,782     98,930       --      98,930
                          --------   -------   --------   --------   -------   --------
                            79,357    11,344     68,013    140,984    10,706    130,278
                          --------   -------   --------   --------   -------   --------
TDRs:
  Without specific
   allowances...........     9,194       --       9,194     38,542       --      38,542
                          --------   -------   --------   --------   -------   --------
Other impaired loans:
  With specific allow-
   ances................    63,987    15,118     48,869     49,747     8,958     40,789
  Without specific
   allowances...........     6,302       --       6,302     33,390       --      33,390
                          --------   -------   --------   --------   -------   --------
                            70,289    15,118     55,171     83,137     8,958     74,179
                          --------   -------   --------   --------   -------   --------
                          $158,840   $26,462   $132,378   $262,663   $19,664   $242,999
                          ========   =======   ========   ========   =======   ========

  Other impaired loans without specific allowances totaling $6.3 million and $33.4 million as of June 30, 1996 and 1995, respectively, in the table above, include loans for which a portion of the loan balance has been charged-off.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The average net recorded investment in impaired loans for the years ended June 30, 1996, 1995 and 1994 was $175 million, $353 million and $694 million, respectively. Interest income of $7.8 million, $11.0 million and $15.5 million for fiscal 1996, 1995 and 1994, respectively, was recognized on impaired loans during the period of impairment.

  Loans in non-accrual status as of June 30, 1996, 1995 and 1994 had interest due but not recognized of approximately $10.5 million, $13.6 million and $27.8 million, respectively. The amount of interest income on these loans that was included in net earnings in fiscal 1996, 1995 and 1994 was $5.8 million, $5.5 million and $10.1 million, respectively. Net interest forgone related to troubled debt restructurings totaled $0.2 million, $0.7 million and $0.3 million in 1996, 1995 and 1994, respectively. Interest income recorded on troubled debt restructurings for fiscal 1996, 1995 and 1994 was $0.7 million, $2.6 million and $2.1 million, respectively. The Bank has no commitments to lend additional funds to borrowers whose loans were classified as non-performing or troubled debt restructurings.

  The following table summarizes the Bank's non-accrual and restructured loans by state as of the dates indicated (dollars in thousands):

                             JUNE 30, 1996               JUNE 30, 1995
                       --------------------------  ---------------------------
                       NON-ACCRUAL   RESTRUCTURED  NON-ACCRUAL   RESTRUCTURED
                       ------------  ------------  ------------  -------------
                        AMOUNT   %   AMOUNT   %     AMOUNT   %    AMOUNT   %
                       -------- ---  ------------  -------- ---  -------- ----
California............ $169,565  88% $ 8,922   97% $226,422  93% $ 37,081   96%
Florida...............   15,153   8      272    3    14,205   6     1,461    4
Other.................    7,727   4      --   --      3,615   1       --   --
                       -------- ---  ------- ----  -------- ---  -------- ----
                       $192,445 100% $ 9,194  100% $244,242 100% $ 38,542  100%
                       ======== ===  ======= ====  ======== ===  ======== ====

  At June 30, 1996 and 1995, outstanding commitments to originate loans receivable totaled $44 million and $40 million, respectively.

  In previous years, the Bank sold certain loans with limited recourse requirements. These provisions require the Bank to repurchase loans on which the borrower has defaulted. The present value of all future estimated loan losses are provided for at the time of such sales. Subsequent adjustments to estimates of future losses are charged to gain or loss on sale of mortgage-backed securities. In fiscal 1991, the Bank entered into certain transactions whereby its recourse obligations were reduced in order to reduce risk-based capital requirements (the "recourse reduction transactions"). In each transaction, the Bank retained the risk of first loss up to a specified level for which the Bank maintains a liability for recourse obligations. The remainder of the Bank's recourse obligations were transferred to an independent third party. In fiscal 1996, for certain recourse reduction transactions, the recourse reduction agreements expired or were cancelled by the Bank and the full amount of the recourse obligations reverted back to the Bank from the independent third party. There were no sales of loans and mortgage-backed securities with recourse provisions in fiscal 1996 or 1995. The Bank had recourse obligations for approximately $1.3 billion of loans sold with recourse at June 30, 1996 for which the Bank is contingently liable for up to $636 million in future losses. The Bank's estimate of its liability under these obligations was $14.2 million and $12.8 million at June 30, 1996 and 1995, respectively, and is included in "Other liabilities and accrued expenses" in the accompanying Consolidated Statements of Financial Condition.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  A summary of the balance of loans sold with recourse at the dates indicated is as follows (in thousands):

                                                                JUNE 30
                                                         ---------------------
                                                            1996       1995
                                                         ---------- ----------
      Loans with original loan-to-value ("LTV") ratios
       less than or equal to 80%........................ $  781,943 $  359,949
      Loans with original LTV ratios greater than 80%:
        With Private Mortgage Insurance ("PMI").........    106,191     36,466
        Without PMI.....................................     83,698     35,072
                                                         ---------- ----------
                                                            971,832    431,487
      Recourse reduction transactions...................    285,848  1,053,889
                                                         ---------- ----------
                                                         $1,257,680 $1,485,376
                                                         ========== ==========
      Recorded liability for recourse................... $   14,238 $   12,773
                                                         ========== ==========

  The following table summarizes the Bank's gross loan portfolio, including loans held for sale, by state and by property type as of June 30, 1996 (in thousands):

                                      CALIFORNIA FLORIDA   OTHER(1)     TOTAL
                                      ---------- -------- ---------- -----------
Single-family 1-4 units.............. $5,298,058 $642,447 $1,639,807 $ 7,580,312
Multi-family:
  5-36 units.........................  1,530,080   34,175        287   1,564,542
  37 or more units...................    308,501   82,068      9,846     400,415
Non-residential:
  Office buildings...................    407,582   46,232      7,002     460,816
  Shopping centers...................    347,200   36,640     11,127     394,967
  Warehouse/storage..................     89,677   18,554        --      108,231
  Hotels/motels......................     10,764   14,082     20,300      45,146
  Industrial parks...................     99,268    2,503        --      101,771
  Land...............................     14,573    3,469        208      18,250
  Mobile home parks..................     22,119   10,384      5,013      37,516
  Commercial/industrial..............    135,946   52,061      2,521     190,528
                                      ---------- -------- ---------- -----------
    Total non-residential............  1,127,129  183,925     46,171   1,357,225
Commercial...........................      4,959      --       5,432      10,391
Consumer.............................     69,185    3,929         44      73,158
                                      ---------- -------- ---------- -----------
                                      $8,337,912 $946,544 $1,701,587 $10,986,043
                                      ========== ======== ========== ===========

--------
(1) The state with the largest loan balance in this category is New York with $236 million, substantially all of which is single-family.

  The Bank's collateral requirements are the same, regardless of the region in which the loans are originated. Loans originated and purchased are secured by real estate with a principal amount of generally no more than 80% of the appraised value. Loans with LTV ratios in excess of 80% require private mortgage insurance, or if they meet certain criteria, can be made at higher interest rates and fees at the option of the loan applicant. These loans are priced higher in rate, fee and margin than those for which mortgage insurance is obtained to recognize the increased credit risk assumed by the

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

Bank. This option is available only on loans with a maximum loan amount of $300,000 and an LTV ratio of no more than 90% without negative amortization features, where the purpose of the loan is to purchase, or to refinance an existing Glendale Federal loan secured by, a one-unit, single-family residence.

  The following table summarizes the Bank's first trust deed real estate loan portfolio by original loan-to-value ratio, including those classified as held for sale, at the dates indicated (dollars in thousands):

                                                         JUNE 30
                                         ---------------------------------------
                                                1996                1995
                                         ------------------- -------------------
                                           AMOUNT    PERCENT   AMOUNT    PERCENT
                                         ----------- ------- ----------- -------
Loans with LTV ratio less than or equal
 to 80%................................  $ 9,196,477    85%  $ 8,497,613    85%
Loans with LTV ratio greater than 80%:
  With PMI.............................      694,365     6       601,912     6
  Without PMI..........................      957,255     9       954,745     9
                                         -----------   ---   -----------   ---
                                         $10,848,097   100%  $10,054,270   100%
                                         ===========   ===   ===========   ===

NOTE 8: REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS, NET

  A summary of REO, net of specific valuation allowances, by property type is as follows (in thousands):

                                                                  JUNE 30
                                                              -----------------
                                                               1996      1995
                                                              -------  --------
   Single-family............................................. $39,693  $ 37,316
   Multi-family..............................................  16,495    23,847
   Non-residential...........................................  10,835    34,237
   Land......................................................  15,058    15,787
                                                              -------  --------
                                                               82,081   111,187
   General allowance.........................................  (3,832)   (5,457)
                                                              -------  --------
                                                              $78,249  $105,730
                                                              =======  ========

  A summary of the activity in the allowance for losses on REO, including specific and general allowances, is as follows (in thousands):

                                                      YEARS ENDED JUNE 30
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
   Beginning balance.............................. $ 30,719  $ 35,227  $ 55,715
   Provision for losses...........................   12,110    16,846    26,421
   Charge-offs....................................  (16,141)  (21,354)  (46,909)
                                                   --------  --------  --------
   Ending balance................................. $ 26,688  $ 30,719  $ 35,227
                                                   ========  ========  ========

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following table summarizes the Bank's concentration of REO by state (dollars in thousands):

                                                 JUNE 30, 1996   JUNE 30, 1995
                                                --------------- ----------------
                                                AMOUNT  PERCENT  AMOUNT  PERCENT
                                                ------- ------- -------- -------
   California.................................. $61,663    75%  $ 79,776    72%
   Florida.....................................  19,343    24     20,092    18
   Other.......................................   1,075     1     11,319    10
                                                -------   ---   --------   ---
                                                $82,081   100%  $111,187   100%
                                                =======   ===   ========   ===

  Operations of REO are summarized as follows (in thousands):

                                                      YEARS ENDED JUNE 30
                                                   ----------------------------
                                                     1996      1995      1994
                                                   --------  --------  --------
   Gain on sale of REO............................ $ 10,880  $ 12,376  $ 20,048
   Provision for losses...........................  (12,110)  (16,846)  (26,421)
   Net operating expenses.........................   (7,196)  (10,564)  (17,716)
                                                   --------  --------  --------
                                                   $ (8,426) $(15,034) $(24,089)
                                                   ========  ========  ========

NOTE 9: INVESTMENT IN CAPITAL STOCK OF FEDERAL HOME LOAN BANK ("FHLB")

  The Bank's investment in capital stock of FHLB, at cost, totaled $192,842,000 and $185,799,000 at June 30, 1996 and 1995, respectively. The
Bank earned 5.4%, 5.3% and 4.6% from dividends received during fiscal 1996, 1995 and 1994, respectively. Dividends receivable on FHLB stock totaled $2,498,300 and $2,072,300 at June 30, 1996 and 1995, respectively, and is included in "Interest receivable" in the accompanying Consolidated Statements of Financial Condition. As a member of the FHLB system, the Bank is required to maintain an investment in the capital stock of the FHLB in an amount at least equal to the greater of 1% of residential mortgage assets, or 5% of outstanding borrowings (advances) from the FHLB, or 0.3% of total assets. FHLB capital stock is pledged to secure FHLB advances.

NOTE 10: PREMISES AND EQUIPMENT

  Premises and equipment at the dates indicated are summarized as follows (in thousands):

                                                                 JUNE 30
                                                           --------------------
                                                             1996       1995
                                                           ---------  ---------
   Buildings and leasehold improvements................... $ 155,227  $ 206,330
   Furniture, fixtures and equipment......................    88,205    101,924
   Land...................................................    22,171     24,170
                                                           ---------  ---------
                                                             265,603    332,424
   Less accumulated depreciation and amortization.........  (139,235)  (169,308)
                                                           ---------  ---------
                                                           $ 126,368  $ 163,116
                                                           =========  =========

  In fiscal 1996, the Bank sold its former headquarters facility for approximately $30 million. The Bank recorded a pre-tax loss on this sale of $2.5 million during fiscal 1996, which is included in "Other income (loss), net" in the Consolidated Statements of Operations.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  Operating expenses include provisions for depreciation and amortization of $15,755,000, $16,854,000 and $21,669,000 for fiscal 1996, 1995 and 1994, respectively.

  The Bank leases certain of its office buildings and branch offices, as well as certain equipment, under non-cancelable operating leases. Rental expense incurred in fiscal 1996, 1995 and 1994 was $15,140,000, $20,126,000, and
$24,738,000, respectively. Minimum future lease payments on building and equipment leases at June 30, 1996, were as follows (in thousands):

   Due in one year...................................................... $14,589
   Due in two years.....................................................  10,779
   Due in three years...................................................   8,885
   Due in four years....................................................   7,645
   Due in five years....................................................   5,917
   Due thereafter.......................................................  50,160
                                                                         -------
                                                                         $97,975
                                                                         =======

NOTE 11: MORTGAGE SERVICING ASSETS

  The Bank's portfolio of loans serviced for others totaled $14.1 billion at June 30, 1996 and included $1.9 billion of loans sub-serviced by a third party which will be transferred to the Bank's principal loan servicing system in the first quarter of fiscal 1997. Loans serviced for others at June 30, 1995 and 1994 totaled $11.7 billion and $7.8 billion, respectively.

 MORTGAGE SERVICING RIGHTS

  The following table summarizes the activity in mortgage servicing rights for the periods indicated (in thousands):

                                                       YEARS ENDED JUNE 30
                                                     --------------------------
                                                       1996     1995     1994
                                                     --------  -------  -------
Beginning balance................................... $ 55,962  $14,394  $ 5,757
Purchases...........................................   50,836   51,537   11,330
Amortization........................................  (12,828)  (7,966)  (2,693)
Decrease due to sale of University Savings..........      --    (2,003)     --
                                                     --------  -------  -------
Ending balance...................................... $ 93,970  $55,962  $14,394
                                                     ========  =======  =======

  Periodically, the Bank evaluates the recoverability of purchased mortgage servicing rights based on the projected value of future net servicing income. Future prepayment rates are estimated based on current interest rates and various portfolio characteristics, including loan type, interest rate, and market prepayment estimates. If the estimated recovery is lower than the current amount of purchased mortgage servicing rights, a reduction to purchased mortgage servicing rights is charged to loan servicing income.

 CAPITALIZED SERVICING FEES RECEIVABLE

  Capitalized servicing fees receivable are amortized using the interest method adjusted for prepayment expectations and experience. The decrease in amortization in fiscal 1995 reflects a decrease in prepayment activity experienced by the Bank in fiscal 1995.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following table summarizes the activity in capitalized servicing fees receivable for the periods indicated (in thousands):

                                                      YEARS ENDED JUNE 30
                                                   ---------------------------
                                                    1996      1995      1994
                                                   -------  --------  --------
Beginning balance................................. $43,160  $ 54,325  $ 77,460
  Additions from sales of loans and mortgage-
   backed securities..............................     --        --      2,022
  Amortization....................................  (9,731)  (11,165)  (25,157)
                                                   -------  --------  --------
Ending balance.................................... $33,429  $ 43,160  $ 54,325
                                                   =======  ========  ========

  Periodically, the Bank evaluates the recoverability of capitalized servicing fees receivable based on the present value of the difference between its retained servicing spread and the normal servicing fee rate applicable to comparable servicing arrangements. In the event the estimated recovery is lower than the current amount of capitalized servicing fees receivable, a reduction to capitalized servicing fees receivable is charged to loan servicing income.

NOTE 12: DEPOSITS

  Deposits at the dates indicated are summarized as follows (dollars in thousands):

                                                  JUNE 30
                         ---------------------------------------------------------
                                     1996                         1995
                         ---------------------------- ----------------------------
                         WEIGHTED            PERCENT  WEIGHTED            PERCENT
                         AVERAGE             OF TOTAL AVERAGE             OF TOTAL
                           RATE     AMOUNT   DEPOSITS   RATE     AMOUNT   DEPOSITS
                         -------- ---------- -------- -------- ---------- --------
Checking/NOW accounts...   0.56%  $  778,980    8.9%    0.67%  $  661,853    7.6%
Passbook accounts.......   2.15      492,777    5.7     2.23      551,905    6.3
Money market
 checking/savings.......   4.37    1,719,319   19.7     4.64    1,272,012   14.6
Certificate accounts:
 5.00% and lower........   4.79    1,790,616   20.5     4.54    1,097,791   12.6
 5.01%--6.00%...........   5.48    3,085,829   35.4     5.62    2,439,085   27.9
 6.01%--7.00%...........   6.43      638,282    7.3     6.68    2,297,924   26.3
 7.01%--8.00%...........   7.28      182,292    2.1     7.31      364,838    4.2
 8.01%--9.00%...........   8.23        2,396    0.0     8.49        6,834    0.1
 9.01%--10.00%..........   9.45          259    0.0     9.50          919    0.0
 10.01%--11.00%.........   0.00          --     0.0    10.60       12,119    0.1
 11.01% and over........  11.55       33,226    0.4    11.55       29,600    0.3
                                  ----------  -----            ----------  -----
  Total certificate ac-
   counts...............   5.46    5,732,900   65.7     5.95    6,249,110   71.5
                                  ----------  -----            ----------  -----
                           4.62%  $8,723,976  100.0%    5.13%  $8,734,880  100.0%
                                  ==========  =====            ==========  =====

  The average interest rate is based upon stated interest rates without giving consideration to daily compounding of interest or forfeiture of interest because of premature withdrawal.The cost of interest rate swaps which adjust the rate on deposits is reflected in the weighted average interest rate.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  Included in deposits are $57,426,000 and $127,806,000 of brokered certificates of deposit at June 30, 1996 and 1995, respectively.

  Accrued interest payable on deposits at June 30, 1996 and 1995 was $3,092,000 and $6,707,000, respectively, which is included in "Other liabilities and accrued expenses" in the Consolidated Statements of Financial Condition.

  The aggregate remaining maturities of deposits at June 30, 1996 are as follows (in thousands):

No stated maturity.................................................. $2,991,076
Maturing within one year:
  1st quarter.......................................................  1,791,596
  2nd quarter.......................................................  1,631,295
  3rd quarter.......................................................    587,423
  4th quarter.......................................................    497,687
Maturing within two years...........................................    821,436
Maturing within three years.........................................    278,983
Maturing within four years..........................................     74,759
Maturing within five years..........................................     48,263
Maturing thereafter.................................................      1,458
                                                                     ----------
                                                                     $8,723,976
                                                                     ==========

  Deposits of $100,000 or more included in the above tables had the following remaining maturities at June 30, 1996 (in thousands):

3 months and under.................................................. $1,001,634
Over 3 months to 6 months...........................................    313,192
Over 6 months to 12 months..........................................    193,026
Over 12 months......................................................    213,166
                                                                     ----------
                                                                     $1,721,018
                                                                     ==========

  Interest expense on deposits by type is summarized as follows (in thousands):

                                                        YEARS ENDED JUNE 30
                                                     --------------------------
                                                       1996     1995     1994
                                                     -------- -------- --------
Checking/NOW accounts............................... $  4,115 $  5,867 $  9,371
Passbook accounts...................................   11,381   18,525   33,499
Money market checking and savings...................   69,432   44,740   20,511
Certificate accounts................................  348,906  343,762  390,093
                                                     -------- -------- --------
                                                     $433,834 $412,894 $453,474
                                                     ======== ======== ========

  At June 30, 1996 and 1995, the Bank had approximately $76,524,000 and $47,753,000, respectively, of its real estate loans and mortgage-backed securities pledged as collateral for certain public deposits.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


NOTE 13: BORROWINGS

 SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  Securities sold under agreements to repurchase are summarized as follows (dollars in thousands):

                                                   YEARS ENDED JUNE 30
                                             ----------------------------------
                                                1996        1995        1994
                                             ----------  ----------  ----------
Balance at year end........................  $  758,050  $2,695,176  $2,306,274
Average amount outstanding during the year.   1,869,194   2,927,313   3,038,734
Maximum amount outstanding at any month-
 end.......................................   2,987,948   4,172,953   3,709,650
Weighted average interest rate during the
 year......................................        5.82%       5.66%       3.63%
Weighted average interest rate on year-end
 balances..................................        5.50%       6.15%       4.25%

  The Bank incurred interest expense on securities sold under agreements to repurchase of $109 million, $166 million, and $111 million for fiscal 1996, 1995 and 1994, respectively.

  Mortgage-backed securities were sold under agreements to repurchase at June 30, 1996 and are contractually due July 1996. These agreements require the Bank to repurchase identical securities to those which were sold. The securities underlying the agreements were delivered to the dealers who arranged the transactions.

  Amounts outstanding with individual brokers at June 30, 1996 which exceeded ten percent of stockholders' equity were (dollars in thousands):

                                                BOOK VALUE
                                                INCLUDING  WEIGHTED MARKET VALUE
                                                 ACCRUED   AVERAGE   OF PLEDGED
   BROKER                                        INTEREST  MATURITY  SECURITIES
   ------                                       ---------- -------- ------------
   Goldman Sachs & Co. ........................  $415,326   6 days    $420,894
   Nomura Securities International, Inc........   255,953  17 days     262,753

  Securities sold under agreements to repurchase are collateralized as follows (in thousands):

                                                     JUNE 30
                                  ---------------------------------------------
                                           1996                   1995
                                  ----------------------- ---------------------
                                  BOOK VALUE              BOOK VALUE
                                  INCLUDING               INCLUDING
                                   ACCRUED                 ACCRUED     MARKET
                                   INTEREST  MARKET VALUE  INTEREST    VALUE
                                  ---------- ------------ ---------- ----------
Mortgage-backed securities; book
 value
 includes accrued interest of
 $5,827 in 1996
 and $15,434 in 1995............   $790,086    $772,755   $2,895,878 $2,831,174

 FEDERAL HOME LOAN BANK

  The Bank has a line of credit with the Federal Home Loan Bank ("FHLB") of San Francisco in the amount of $5,650,000,000 and $5,651,603,000 at June 30, 1996 and 1995, respectively. All advances under this FHLB line of credit are collateralized with mortgages and FHLB stock.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  FHLB advances are summarized as follows (dollars in thousands):

                                                 WEIGHTED               WEIGHTED
                                    BALANCE AT   AVERAGE   BALANCE AT   AVERAGE
                                   JUNE 30, 1996   RATE   JUNE 30, 1995   RATE
                                   ------------- -------- ------------- --------
Fixed-rate, fixed-term............  $3,250,000     6.03%   $2,095,000     6.12%
Variable-rate, fixed-term.........     588,000     5.46     1,400,000     6.35
                                    ----------             ----------
                                    $3,838,000     5.94%   $3,495,000     6.18%
                                    ==========             ==========

  The Bank incurred interest expense on FHLB advances of $202 million, $181 million, and $104 million for fiscal 1996, 1995, and 1994, respectively.

  These advances are secured by the investment in stock of the FHLB totaling $192.8 million and $185.8 million at June 30, 1996 and 1995, respectively, as well as certain mortgage loans and mortgage-backed and other debt securities aggregating $4.3 billion and $3.9 billion at June 30, 1996 and 1995, respectively.

  The maturities of FHLB advances with corresponding weighted average interest rates at June 30, 1996 are as follows (dollars in thousands):

                                                                        WEIGHTED
                                                                        AVERAGE
                                                               AMOUNT     RATE
                                                             ---------- --------
     Maturing in one year................................... $1,350,000   6.43%
     Maturing in two years..................................  1,088,000   5.63
     Maturing in three years................................    500,000   5.64
     Maturing in five years.................................    900,000   5.77
                                                             ----------
                                                             $3,838,000   5.94%
                                                             ==========

  At June 30, 1996, interest rates, both fixed and variable, ranged from 5.37% to 8.08%. At June 30, 1995, the range was 4.21% to 11.18%.

 OTHER BORROWINGS

  Other borrowings are summarized as follows (dollars in thousands):

                                                                    JUNE 30
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
Convertible subordinated debentures due March 2001 with inter-
 est at 7.75%.................................................  $10,506 $10,856
Notes payable with weighted average interest rates of 8.75%
 and 12.75% at June 30, 1996 and 1995, respectively...........       93   1,177
Collateralized notes; weighted average interest rate of
 11.61%.......................................................      --   13,479
Subordinated notes with interest at 14.88%....................      --    3,371
                                                                ------- -------
                                                                $10,599 $28,883
                                                                ======= =======

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


 Convertible Subordinated Debentures

  In March 1986, GLENFED issued $75,000,000 of 7.75% Convertible Subordinated Debentures in the European market. In fiscal 1989, GLENFED repurchased $15,064,000 of the debentures. During fiscal 1994, $49,065,000 of the debentures were exchanged for common stock of Glendale Federal as part of a comprehensive recapitalization of the Bank and the payment obligations with respect to the remaining debentures were assumed by a wholly-owned subsidiary of the Bank. The balances outstanding at June 30, 1996 and 1995 were $10,506,000 and $10,856,000, respectively. The debentures, which mature on March 15, 2001, became convertible at the option of the holder into common stock of the Bank at the rate of $706.25 per share subsequent to the recapitalization. Prior to the recapitalization, the debentures were convertible into common stock of GLENFED at the rate of $28.25 per share.

 Collateralized Notes

  The Bank received proceeds of $41,798,000 from the issuance of Swiss bonds during fiscal 1986 yielding 11.61%. The Swiss bonds were collateralized by real estate whole loans, mortgage-backed securities and marketable securities. Due to redemptions in previous years, the outstanding balance of the Swiss bonds at June 30, 1995 totaled $13,479,000. The bonds matured and were repaid in full on August 25, 1995.

 Subordinated Notes

  During 1985, the Bank issued $57,500,000 in 14.88% capital notes due 1997 (less unamortized discount of $250,000). In prior years, the Bank had purchased $21,850,000 of the notes in the open market. In fiscal 1993, the Bank completed an exchange offer with holders of 90.6% of the subordinated notes then outstanding for 12% non-cumulative perpetual preferred stock. The Bank recorded a gain on this extinguishment. See Note 20 "Extraordinary items, net" for additional information. The outstanding balance of the notes at June 30, 1995 was $3,371,000. Original terms of the notes required a mandatory redemption payment on the remaining notes equal to 25% of the original face amount plus accrued interest which was due on August 15, 1995. These notes were paid in full in September 1995.

  The Bank incurred interest expense on other borrowings of $2 million, $10 million and $10 million for fiscal 1996, 1995 and 1994, respectively.

  There was no collateral pledged for other borrowings at June 30, 1996. The total amount of collateral pledged for other borrowings, consisting of real estate loans, mortgage-backed securities and marketable securities, was $40,711,000 at June 30, 1995. The amount pledged at June 30, 1995 included $14,907,000 of commercial paper placed with a broker in anticipation of the payoff of principal and interest on the Swiss bonds mentioned above.

  The aggregate contractual maturities for other borrowings at June 30, 1996 are as follows (in thousands):

     Maturing in five years............................................ $10,506
     Maturing thereafter...............................................      93
                                                                        -------
                                                                        $10,599
                                                                        =======

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                          JUNE 30, 1996, 1995 AND 1994


NOTE 14: INCOME TAXES

  The following is a summary of the income tax provision (benefit) (in thousands):

                                                        YEARS ENDED JUNE 30
                                                      ------------------------
                                                       1996    1995     1994
                                                      ------- ------- --------
Current taxes:
  Federal............................................ $ 2,210 $28,273 $(16,465)
                                                      ------- ------- --------
Deferred taxes:
  Federal............................................  12,755  13,285    6,294
  State..............................................   6,377  10,588      --
                                                      ------- ------- --------
                                                       19,132  23,873    6,294
                                                      ------- ------- --------
Income tax provision (benefit) before extraordinary
 items...............................................  21,342  52,146  (10,171)
Income tax expense on extraordinary items............     --    1,289    9,598
                                                      ------- ------- --------
                                                      $21,342 $53,435 $   (573)
                                                      ======= ======= ========

  The following is a summary of the income tax liability (in thousands):

                                                                     JUNE 30
                                                                 ---------------
                                                                  1996    1995
                                                                 ------- -------
     Current taxes.............................................. $ 6,352 $10,135
     Deferred taxes.............................................  30,912  16,481
                                                                 ------- -------
                                                                 $37,264 $26,616
                                                                 ======= =======

  A reconciliation from the statutory Federal income tax provision (benefit) rate to the consolidated effective income tax provision (benefit) rate follows:

                                                          YEARS ENDED JUNE
                                                                 30
                                                          -------------------
                                                          1996   1995   1994
                                                          -----  -----  -----
Statutory Federal income tax rate........................  35.0%  35.0% (35.0)%
Increases (reductions) in taxes resulting from:
  State franchise tax rate, net of Federal income tax ef-
   fect..................................................   6.6    5.6    --
  Amortization of goodwill...............................   0.4    0.5   21.9
  Valuation allowance on deferred tax assets............. (12.5) (60.6)   8.7
  Excess of book over tax basis of assets sold...........   --    54.3    --
  Other..................................................   4.2    6.8    --
                                                          -----  -----  -----
Consolidated effective income tax rate...................  33.7%  41.6%  (4.4)%
                                                          =====  =====  =====

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The components of the net deferred tax liability are as follows (in thousands):

                                                                  JUNE 30
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
   Deferred tax liabilities:
     Loan fees.............................................. $ 51,765  $ 42,361
     Income recognized for tax purposes on the cash basis...    3,331     4,871
     Capitalized interest...................................    2,249     1,555
     Gains on sales of real estate..........................      369       381
     Settlement of pension obligations......................    7,890     5,372
     FHLB stock dividends...................................   28,485    26,674
     Gains on sales of loans................................    8,298    15,024
     Depreciation...........................................      405     1,960
     Other..................................................    4,173    12,976
                                                             --------  --------
   Gross deferred tax liabilities...........................  106,965   111,174
                                                             --------  --------
   Deferred tax assets:
     State franchise tax....................................    6,058     3,535
     Net operating loss and tax credit carryovers...........   17,556    16,475
     Provision for losses on real estate....................    5,225     4,386
     Provision for losses on loans..........................   27,545    55,888
     Accretion of discount on notes.........................    1,602     1,771
     Earnings from partnerships and joint ventures..........      995     3,746
     Net unrealized holding loss............................    4,685       --
     Other..................................................   12,488    16,913
                                                             --------  --------
   Gross deferred tax assets................................   76,154   102,714
   Valuation allowance......................................     (101)   (8,021)
                                                             --------  --------
   Net deferred tax assets..................................   76,053    94,693
                                                             --------  --------
   Net deferred tax liability............................... $ 30,912  $ 16,481
                                                             ========  ========

  Prior to March 10, 1993, the Bank filed a consolidated federal income tax return with GLENFED. Under the tax sharing policy then in effect, the Bank computed the income tax provision for itself and its subsidiaries and paid taxes as if they were filing a consolidated return separate and apart from GLENFED. On March 10, 1993, the Bank issued new preferred stock in exchange for outstanding subordinated debentures and capital notes. The issuance of this stock made the Bank ineligible to file a consolidated Federal income tax return with GLENFED. Therefore, for the periods subsequent to that date, the Bank has computed its federal income tax provision on the basis of the tax return it actually files with the Internal Revenue Service. The Bank and its subsidiaries continued to file a combined California Franchise Tax return with GLENFED through August 26, 1993, but computed their tax provisions as if they were filing separately.

  On August 26, 1993, GLENFED was merged into a subsidiary of the Bank, which is a member of the Bank group filing a federal consolidated income tax return and a combined California Franchise Tax return. Therefore, for periods subsequent to the merger, the Bank has computed its tax provisions and has paid taxes on the basis of those returns. The intercompany liability or receivable between the Bank and each of its subsidiaries, including the subsidiary into which GLENFED was merged, continues to be computed as if each subsidiary were filing a separate tax return.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  For taxable years beginning prior to January 1, 1996, a savings institution that met certain definitional tests relating to the composition of its assets and the sources of its income (a "qualifying savings institution") was permitted to establish reserves for bad debts, and make annual additions thereto under the experience method. Alternatively, a qualifying savings institution could elect, on an annual basis, to use the percentage of taxable income method to compute its allowable addition to its bad debt reserve on qualifying real property loans (generally loans secured by an interest in improved real estate). The applicable percentage was 8% for tax periods after 1987. The Bank utilized the experience method in these years.

  On August 20, 1996, the President signed the Small Business Job Protection Act (the "Act") into law. One provision of the Act repeals the reserve method of accounting for bad debts for savings institutions effective for taxable years beginning after 1995. The Bank, therefore, will be required to use the specific charge-off method on its 1996 and subsequent federal income tax returns. The Bank will be required to recapture its "applicable excess reserves", which are its federal tax bad debt reserves in excess of the base year reserve amount described in the following paragraph. The Bank will include one-sixth of its applicable excess reserves in taxable income in each year from 1996 through 2001. As of December 31, 1995, the Bank had approximately $68 million of applicable excess reserves. As of June 30, 1996, the Bank had fully provided for the tax related to this recapture. The base year reserves will continue to be subject to recapture and the Bank could be required to recognize a tax liability if: (1) the Bank fails to qualify as a "bank" for federal income tax purposes; (2) certain distributions are made with respect to the stock of the Bank; (3) the bad debt reserves are used for any purpose other than to absorb bad debt losses; or (4) there is a change in federal tax law. The enactment of this legislation is expected to have no material impact on the Bank's operations or financial position.

  In accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes," a deferred tax liability has not been recognized for the tax bad debt base year reserves of the Bank. The base year reserves are generally the balance of reserves as of December 31, 1987 reduced proportionately for reductions in the Bank's loan portfolio since that date. At June 30, 1996 and 1995, the amount of those reserves was approximately $150 million and $158 million, respectively. The amount of the unrecognized deferred tax liability at June 30, 1996 and 1995 was approximately $53 million and $55 million, respectively. This deferred tax liability could be recognized in the future under the conditions described in the preceding paragraph.

  In August 1993 the Internal Revenue Service completed its examination of the Bank's federal income tax returns through 1988. In April 1995, the Bank resolved all disputed issues related to the examination and paid a deficiency of $562,000 plus interest.

  In July 1993 the Bank received notices from the California Franchise Tax Board proposing to assess taxes for the years 1988, 1989 and 1990 in the amount of $5.3 million. The Bank has protested the proposed taxes and believes there will not be a material adverse impact on the Bank's consolidated financial position.

NOTE 15: FINANCIAL INSTRUMENTS

 RISK MANAGEMENT

  The Bank does not hold or issue financial instruments for trading purposes. Derivative financial instruments are utilized by the Bank to minimize the effect of future fluctuations in the interest rates of specifically identified assets or liabilities. The Bank has entered into interest rate swaps with other

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

financial institutions under terms that provide mutual payment of interest on the notional amount of the swap. In accordance with these arrangements, one party pays interest at a fixed rate and the other party pays interest at rates that vary according to a specified index. The Bank has not entered into any swaps as an intermediary. The Bank had interest rate swaps totaling $200 million and $307 million at June 30, 1996 and 1995, respectively, which constituted the Bank's only involvement in these agreements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the agreement is mitigated by the Bank's credit policies in making the agreement.

  The Bank generally is not required to give collateral or other securities to support the interest rate exchange agreements. However, collateral totaling $10.0 million and $21.3 million of mortgage-backed securities was given for certain agreements as of June 30, 1996 and 1995, respectively.

  The following tables present the Bank's interest rate exchange agreements at June 30, 1996 and 1995 (dollars in thousands):

                                             JUNE 30, 1996
                          -----------------------------------------------------
                          NOTIONAL   WEIGHTED AVERAGE
      TYPE                 AMOUNT     INTEREST RATE       TERMS TO MATURITY
      ----                ---------  ---------------- -------------------------
Paid--Fixed.............. $(200,000)       7.23%             April 1997
Received--Variable.......   200,000        5.46
                                             JUNE 30, 1995
                          -----------------------------------------------------
                          NOTIONAL   WEIGHTED AVERAGE
      TYPE                 AMOUNT     INTEREST RATE       TERMS TO MATURITY
      ----                ---------  ---------------- -------------------------
Paid--Fixed.............. $(215,000)       7.52%       July 1995 to April 1997
Received--Variable.......   215,000        6.28
Paid--Variable...........   (92,000)       6.35       August 1995 to March 1996
Received--Fixed..........    92,000        9.65

  Futures contracts provide another means of managing the risks of changing interest rates. These contracts primarily represent commitments to purchase or sell securities at a future date and at a specified price or yield. As of June 30, 1996 and 1995, the Bank had no futures positions outstanding.

  At June 30, 1996 and 1995, $6,776,000 of call options were outstanding to hedge the Bank's market indexed certificates of deposit product against market fluctuations. The balance of market indexed certificates of deposits was $6,555,000 and $6,855,000 at June 30, 1996 and 1995, respectively. At June 30,
1996 and 1995 there were no put options outstanding. Net deferred losses on closed positions totaled $399,000 at June 30, 1995.

 FAIR VALUE

  Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS 107"), requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Bank's financial instruments. The Bank does not hold or issue financial instruments for trading purposes.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


 Short-Term Investments and Debt Securities

  The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term investments and mortgage-backed securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers.

  The following table represents the carrying value and estimated fair value of investments and mortgage-backed securities at June 30, 1996 and 1995 (in thousands):

                                        JUNE 30, 1996         JUNE 30, 1995
                                    --------------------- ---------------------
                                     CARRYING  ESTIMATED   CARRYING  ESTIMATED
                                      AMOUNT   FAIR VALUE   AMOUNT   FAIR VALUE
                                    ---------- ---------- ---------- ----------
Short-term investments............  $  443,791 $  446,836 $  320,972 $  325,574
U.S. Government and Federal agency
 obligations:
  Due in one year or less.........  $    8,086 $    8,086 $   17,354 $   17,352
Mortgage-backed securities:
  Adjustable......................  $2,006,840 $2,001,375 $2,604,644 $2,573,298
  Fixed...........................  $  233,950 $  234,524 $2,118,813 $2,061,367

 Loans

  Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as single-family residential mortgage, multi-family, non-residential, commercial and consumer. Each loan category is further segmented into fixed and adjustable rate interest terms and by performing and non-performing categories.

  The fair value of performing loans is calculated by discounting cash flows through their estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan, adjusted to reflect differences in servicing costs. The estimate of maturity is based on market prepayment estimates for each loan classification.

  Fair value for non-performing loans is based on estimated cash flows discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined by using available market information.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following table presents information for loans, including loans held for sale and net of allowance for loan losses as of June 30, 1996 and 1995 (in thousands):

                                    JUNE 30, 1996           JUNE 30, 1995
                               ------------------------ -----------------------
                                CARRYING     ESTIMATED   CARRYING    ESTIMATED
                                 AMOUNT     FAIR VALUE    AMOUNT     FAIR VALUE
                               -----------  ----------- -----------  ----------
Single-family 1-4 units....... $ 7,523,479  $ 7,546,118 $ 6,280,687  $6,310,682
Multi-family:
  5-36 units..................   1,515,914    1,429,324   1,631,920   1,582,738
  37 or more units............     374,353      353,177     447,234     431,469
Non-residential...............   1,309,965    1,246,136   1,547,504   1,499,803
Consumer......................      69,884       69,562      76,511      77,690
Commercial....................       5,692        5,687      18,668      18,601
                               -----------  ----------- -----------  ----------
                                10,799,287   10,650,004  10,002,524   9,920,983
Less unearned discounts,
 undisbursed loan funds and
 deferred loan fees...........     (71,378)         --     (103,227)        --
                               -----------  ----------- -----------  ----------
                               $10,727,909  $10,650,004 $ 9,899,297  $9,920,983
                               ===========  =========== ===========  ==========

 Deposit Liabilities

  Under SFAS 107, the fair value of deposits with no stated maturity, such as passbook accounts, checking and NOW accounts, and money market checking/savings accounts, is equal to the amount payable on demand as of June 30, 1996 and 1995. The fair value of certificates of deposit is based on the discounted value of contractual cash flows using estimated market rates that reflect certificates of deposit with similar terms and maturities.

  The following table presents information for deposit liabilities (in thousands):

                                       JUNE 30, 1996         JUNE 30, 1995
                                   --------------------- ---------------------
                                    CARRYING  ESTIMATED   CARRYING  ESTIMATED
                                     AMOUNT   FAIR VALUE   AMOUNT   FAIR VALUE
                                   ---------- ---------- ---------- ----------
Checking/NOW accounts............. $  778,980 $  778,980 $  661,853 $  661,853
Passbook accounts.................    492,777    492,777    551,905    551,905
Money market checking/savings.....  1,719,319  1,719,319  1,272,012  1,272,012
Certificates of deposit with re-
 maining maturities:
  In six months or less...........  3,422,891  3,422,446  2,614,617  2,620,671
  Between six months and one year.  1,085,110  1,083,607  2,191,627  2,195,848
  Between one and three years.....  1,100,419  1,091,786  1,282,163  1,291,808
  Beyond three years..............    124,480    122,731    160,703    161,137
                                   ---------- ---------- ---------- ----------
                                   $8,723,976 $8,711,646 $8,734,880 $8,755,234
                                   ========== ========== ========== ==========

 Borrowings

  The estimate of the fair value of the Bank's borrowings was based on the discounted value of the future cash flows expected to be paid on such borrowings using estimated market discount rates that reflect borrowings with similar terms and maturities.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following table represents the carrying value and estimated fair value of the Bank's borrowings at June 30, 1996 and 1995 (in thousands):

                                         JUNE 30, 1996         JUNE 30, 1995
                                     --------------------- ---------------------
                                      CARRYING  ESTIMATED   CARRYING  ESTIMATED
                                       AMOUNT   FAIR VALUE   AMOUNT   FAIR VALUE
                                     ---------- ---------- ---------- ----------
Securities sold under agreements to
 repurchase........................  $  758,050 $  756,995 $2,695,176 $2,684,073
Borrowings from the FHLB...........   3,838,000  3,780,378  3,495,000  3,509,904
Subordinated debt..................      10,506     11,880     14,227     13,084
Notes payable......................          93         93      1,177      1,177
Collateralized notes payable.......         --         --      13,479     13,605
                                     ---------- ---------- ---------- ----------
                                     $4,606,649 $4,549,346 $6,219,059 $6,221,843
                                     ========== ========== ========== ==========

 Other Financial Instruments

  Financial instruments of the Bank, as included in the Consolidated Statements of Financial Condition, for which fair value approximates the carrying amount at June 30, 1996 and 1995 include "Cash and amounts due from banks", "Interest receivable," "Investment in capital stock of Federal Home Loan Bank", and accounts payable and accrued expenses.

 Interest Rate Swap Agreements

  The fair value of interest rate swap agreements was obtained from dealer quotes. This value represents the estimated amount the Bank would pay to terminate the agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

  As of June 30, 1996 and 1995, the Bank had entered into interest rate swap agreements with certain financial institutions having notional principal amounts totaling $200,000,000 and $307,000,000, respectively. At June 30, 1996 and 1995 the estimated fair value of the interest rate swap agreements was a net payable of $2,740,000 and a net receivable of $237,000, respectively.

 Commitments

  As discussed further in Note 16, the Bank had various commitments outstanding as of June 30, 1996 and 1995 which are not reflected in the accompanying consolidated financial statements. The fair value of the commitments is estimated to approximate the fees currently charged or paid to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The uncertainty involving the attempt to determine the likelihood, as well as the timing of a commitment being drawn upon, coupled with the lack of established markets and the diversity of fee structures that exist, would not result in what the Bank believes to be a meaningful estimate of fair value.

 Limitations

  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994

instrument. Fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax liabilities, premises and equipment and goodwill. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

NOTE 16: COMMITMENTS AND CONTINGENT LIABILITIES

  In the normal course of business there are outstanding various commitments and contingent liabilities which are not reflected in the accompanying consolidated financial statements. Management does not anticipate any material loss as a result of these transactions. The following is a summary of commitments and contingent liabilities (in thousands):

                                                                   JUNE 30
                                                               ----------------
                                                                 1996    1995
                                                               -------- -------
   Commitments to sell loans and mortgage-backed securities... $ 17,880 $24,288
   Standby letters of credit and unused lines of credit
    provided
    consumers.................................................  134,499  93,100
   Commitments to originate loans receivable:
    Variable..................................................   33,962  27,613
    Fixed.....................................................    9,939  12,762
   Commitments to purchase loans receivable:
    Variable..................................................  135,396   8,242
    Fixed.....................................................  172,000     680

  The Bank makes contractual commitments to extend credit, which are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. The Bank applies the same credit standards used in the lending process when extending these commitments, and periodically reassesses the customers' credit worthiness through ongoing credit reviews. Additional risks associated with providing these commitments arise when these commitments are drawn upon, such as the demands on liquidity that the Bank would experience if a significant portion were drawn down at once. However, this is considered unlikely, as many commitments expire without having been drawn upon.

  Upon approval of a loan application, the Bank normally gives the applicant a commitment that the Bank will make the approved loan within a specified time period, normally 10 to 45 days, at a rate of interest and on other terms determined on the basis of market conditions as of the date of the commitment.

  On February 1, 1994, the Bank entered into a five year contract for the outsourcing of its data processing and item processing operations. The contract is based on certain volume levels. If the contract is terminated prior to its expiration, a termination charge would be incurred, the amount of which would be dependent upon the nature of the termination and the time remaining on the contract.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The Bank and certain of its subsidiaries are involved in litigation arising in the normal course of business. Although the legal responsibility and financial impact with respect to such litigation cannot presently be ascertained, the Bank does not anticipate that the final resolution of these matters will result in the payment of monetary damages that would be material in relation to the consolidated financial condition or results of operations of the Bank.

NOTE 17: REGULATORY CAPITAL

  FIRREA and the regulations promulgated thereunder established certain minimum levels of regulatory capital for savings institutions subject to Office of Thrift Supervision ("OTS") supervision. The Bank must follow specific capital guidelines stipulated by the OTS which involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items. An institution that fails to comply with its regulatory capital requirements must obtain OTS approval of a capital plan and can be subject to a capital directive and certain restrictions on its operations. At June 30, 1996, the minimum regulatory capital requirements were:

 . Tangible and core capital of 1.5 percent and 3 percent, respectively, consisting principally of stockholders' equity, but excluding most intangible assets such as goodwill and any net unrealized holding gains or losses on debt securities available for sale.

 . Risk-based capital consisting of core capital plus certain subordinated debt and other capital instruments and, subject to certain limitations, general valuation allowances on loans receivable, equal to 8 percent of the value of risk-weighted assets.

  At June 30, 1996, the Bank was "well capitalized" under the prompt corrective action ("PCA") regulations adopted by the OTS pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). To be categorized as "well capitalized", the Bank must maintain minimum core capital, Tier I risk-based capital and risk-based capital ratios as set forth in the table below. The Bank's capital amounts and classification are subject to review by federal regulators about components, risk-weightings and other factors. There are no conditions or events since June 30, 1996 that management believes have changed the institution's category.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following table summarizes the Bank's actual capital and required capital as of June 30, 1996 and 1995 (dollars in thousands):

                                                          TIER 1
                                    TANGIBLE    CORE    RISK-BASED RISK-BASED
                                    CAPITAL   CAPITAL    CAPITAL    CAPITAL
                                    --------  --------  ---------- ----------
JUNE 30, 1996
Actual capital:
  Amount........................... $906,796  $906,796   $906,796  $1,001,666
  Ratio............................     6.29%     6.29%     10.79%      11.93%
FIRREA minimum required capital:
  Amount........................... $216,154  $432,307        N/A  $  675,515
  Ratio............................     1.50%     3.00%       N/A        8.00%
FDICIA well capitalized required
 capital:
  Amount...........................      N/A  $720,512   $509,692  $  841,338
  Ratio............................      N/A      5.00%      6.00%      10.00%
JUNE 30, 1995
Actual capital:
  Amount........................... $868,703  $868,703   $868,703  $  962,491
  Ratio............................     5.44%     5.44%     10.02%      11.15%
FIRREA minimum required capital:
  Amount........................... $239,565  $479,131        N/A  $  700,666
  Ratio............................     1.50%     3.00%       N/A        8.00%
FDICIA well capitalized required
 capital:
  Amount...........................      N/A  $798,551   $534,635  $  866,697
  Ratio............................      N/A      5.00%      6.00%      10.00%

  The following table reconciles the Bank's capital in accordance with generally accepted accounting principles ("GAAP") to the Bank's tangible, core and risk-based capital as of June 30, 1996 and 1995 (in thousands):

                                                                JUNE 30
                                                          --------------------
                                                             1996       1995
                                                          ----------  --------
Capital in accordance with GAAP.......................... $  957,451  $941,847
Adjustments for tangible and core capital:
  Goodwill and other intangible assets...................    (59,216)  (63,538)
  Investments in and advances to non-permissible subsidi-
   aries.................................................     (2,830)      (43)
  Net unrealized holding loss (gain) on debt securities
   available for sale....................................     11,391       (37)
  Purchased mortgage servicing rights in excess of 90% of
   fair value............................................        --     (9,526)
                                                          ----------  --------
Total tangible capital...................................    906,796   868,703
Adjustments for core capital.............................        --        --
                                                          ----------  --------
Total core capital.......................................    906,796   868,703
Adjustments for risk-based capital:
  Allowance for general loan losses(1)...................    104,339   104,786
  Equity risk investments required to be deducted........     (9,469)  (10,998)
                                                          ----------  --------
Total risk-based capital................................. $1,001,666  $962,491
                                                          ==========  ========

--------
(1) Limited to 1.25% of risk-weighted assets.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


NOTE 18: STOCKHOLDERS' EQUITY

  On September 17, 1993, the Bank completed a comprehensive recapitalization (the "Recapitalization") which included, among other things, the merger of the Bank's former holding company, GLENFED, into a subsidiary of the Bank, the exchange of common stock of the Bank and rights to purchase Bank common stock for $49,065,000 in principal amount of GLENFED's 7.75% convertible subordinated debentures, the reclassification of the previously outstanding Series B and Series C Preferred Stock of the Bank into a new Noncumulative Convertible Preferred Stock, Series D (the "Series D Preferred Stock") all of which was subsequently converted to common stock of the Bank, the issuance of $201 million of a new Noncumulative Preferred Stock, Series E (the "Series E Preferred Stock") and the issuance of $250 million of Bank common stock through a rights offering to the former holders of GLENFED common stock, GLENFED convertible subordinated debentures, the Series B and Series C Preferred Stock of the Bank and certain standby purchasers.

 DESCRIPTION OF BANK SECURITIES

 Common Stock

  The Recapitalization resulted in the issuance of 31.7 million shares of the Bank's common stock. The Bank's Charter authorizes the issuance of 100 million shares of common stock with a par value of $1.00 per share. Holders of common stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Bank out of assets of the Bank legally available for payment, subject to the superior rights of the holders of any series of preferred stock that may be issued.

 Preferred Stock

  Two new series of preferred stock were issued in the Recapitalization: 8.9 million shares of Series D Preferred Stock and 8.0 million shares of Series E Preferred Stock. All of the Series D Preferred Stock remaining outstanding at August 27, 1994 was mandatorily converted into common stock on a share-for-share basis on that date.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The Series E Preferred Stock has a par value of $1.00 per share and a liquidation preference of $25 per share. The Series E Preferred Stock provides for noncumulative dividends, when, as and if declared, at an annual rate of 8.75% of its liquidation preference and is convertible, at the option of the holders thereof, into common stock at any time at a conversion price of $10.40 per share, and will also be subject to adjustment in certain events. Subject to applicable laws and regulations, the Series E Preferred Stock will be redeemable, in whole or in part, at the option of the Bank, on 20 to 45 days notice, from time to time at any time after October 1, 1998 at the following per share redemption prices, plus in each case an amount equal to any dividends that have been declared thereon but remain unpaid as of the date of redemption, if redeemed during the twelve-month period beginning October 1 of each of the following years:

                                                            REDEMPTION PRICE
                                                          PER SHARE OF SERIES E
                                                          CONVERTIBLE PREFERRED
      YEAR                                                        STOCK
      ----                                                ---------------------
      1998...............................................       $26.09375
      1999...............................................        25.87500
      2000...............................................        25.65625
      2001...............................................        25.43750
      2002...............................................        25.21875
      2003 and thereafter................................        25.00000

The redemption of Series E Preferred Stock will be subject to certain limitations imposed by OTS regulations of general application.

  During fiscal 1996, the Bank entered into separately negotiated agreements with certain holders of its Series E Preferred Stock providing, in the aggregate, for exchanges of 2,226,118 shares of the Series E Preferred Stock for 5,901,771 shares of Bank common stock. The exchanges were made at premiums above the stated conversion rate of 2.404 shares of Bank common stock for each share of the Series E Preferred Stock. In accordance with applicable accounting guidance for calculating per share earnings results, the excess of the fair value of Bank common stock transferred by the Bank to the holders of the Series E Preferred Stock over the fair value of Bank common stock issuable pursuant to the original conversion terms has been subtracted from net earnings to arrive at the earnings available to common shareholders in the calculation of earnings per share. The Bank has made additional exchanges of Bank common stock for Series E Preferred Stock since June 30, 1996 and may enter into further exchange agreements in the future.

 Warrants

  The Bank has a class of common stock purchase warrants outstanding (the "Warrants") totaling 19,674 at June 30, 1996 that were issued in March 1993 in connection with an exchange of preferred stock for outstanding subordinated debentures and capital notes. Each Warrant entitles the registered holder thereof to receive from the Bank one share of common stock for ten Warrants for no additional consideration at any time until the expiration of the Warrants on March 10, 1999. The number of shares of common stock for which a Warrant may be exercised is subject to adjustment from time to time upon the occurrence of certain events. Registered holders exercised a total of 22,090 Warrants in fiscal 1996.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  In the Recapitalization, standby purchasers received an aggregate of approximately 10.85 million transferable Standby Warrants, none of which had been exercised as of June 30, 1996. Each Standby Warrant entitles the holder thereof to purchase one share of common stock for a purchase price of $12.00 per share. The Standby Warrants are exercisable at any time through August 21, 2000.

RESTRICTION ON STOCKHOLDERS' EQUITY AND DIVIDENDS

  Dividends on the Bank's common stock may not be paid unless full cash dividends on the Bank's Series E Preferred Stock have been declared and paid or set aside for payment for the immediately preceding dividend period. OTS regulations limit a savings institution's ability to make capital distributions, which include the payment of dividends, based on the institution's capital position. The rule establishes "safe-harbor" amounts of capital distributions that institutions can make after providing notice to the OTS, but without needing prior approval. Institutions can distribute amounts in excess of the safe harbor only with the prior approval of the OTS.

  An institution that exceeds its minimum capital requirements is permitted to make capital distributions in specified amounts based on its regulatory capital levels without prior OTS approval unless it is deemed to be "in need of more than normal supervision," in which case OTS approval of the distribution may be required. The OTS retains the authority in all cases, however, to prohibit any capital distribution that would otherwise be authorized under its regulations if the OTS determines that the capital distribution would constitute an unsafe or unsound practice and in each case requires prior notification of any proposed dividend or other capital distribution. The Bank does not currently expect to pay cash dividends on its common stock or make other capital distributions, other than preferred stock dividends, in the foreseeable future. The OTS has granted approval to the Bank to pay dividends on its Series E Preferred Stock, subject to the limitation that after making such payments the Bank's core and risk-based capital ratios remain above 4.0% and 8.0%, respectively.

  Retained earnings at June 30, 1996 and 1995 include approximately $45 million and $53 million, respectively, for which no provision for Federal income tax has been made. These amounts represent allocations of earnings to bad debt reserves for tax purposes and are a restriction upon retained earnings. If, in the future, this portion of retained earnings and an additional approximately $105 million of similar tax basis reserves from acquired associations are reduced for any purpose other than tax bad debt losses, Federal income taxes may be imposed at the then applicable rates.

NOTE 19: EMPLOYEE BENEFIT PLAN

  The Bank has several pension plans (collectively, the "Plan") covering substantially all of its employees. The benefits are based on years of service and the employees' average earnings in the five highest consecutive Plan years for the last 10 years of employment.

  The Bank uses, for financial reporting purposes, the projected unit credit method and continues to base its funding policy on the individual entry age normal method.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


  The following table sets forth the Plan's funded status as of March 31, 1996 and 1995 and amounts recognized in the Bank's statements of financial condition at June 30, 1996 and 1995 (in thousands):

                                                                                   JUNE 30
                                                                               ----------------
                                                                                1996     1995
                                                                               -------  -------
Actuarial present value of benefit obligations:
  Vested accumulated benefits.............................................     $44,159  $38,497
  Non-vested accumulated benefits.........................................       1,543    1,753
                                                                               -------  -------
    Total accumulated benefits............................................     $45,702  $40,250
                                                                               =======  =======
Projected benefit obligation for service rendered to date.................     $54,292  $49,276
Plan assets at fair value; primarily listed stocks, U. S.
 Government obligations and savings certificates of the Bank..............      79,873   69,879
                                                                               -------  -------
Funded status--Plan assets in excess of projected benefit obligation......      25,581   20,603
Items not yet recognized in earnings:
  Unrecognized net gain...................................................      (8,613)  (4,483)
  Prior service cost not yet recognized in net periodic pension cost......         210      227
  Unrecognized net asset at June 30, 1996 and 1995 being recognized
      over approximately 12 years.........................................        (339)    (790)
                                                                               -------  -------
Prepaid pension cost included in "Other assets" at end of period..........     $16,839  $15,557
                                                                               =======  =======


  Net periodic pension income for fiscal 1996, 1995 and 1994 included the following components (in thousands):

                                                         YEARS ENDED JUNE 30
                                                     --------------------------
                                                       1996     1995     1994
                                                     --------  -------  -------
Service cost-benefits earned during the period...... $  2,246  $ 2,950  $ 3,137
Interest cost on projected benefit obligation.......    4,306    3,932    3,669
Actual return on Plan assets........................  (11,566)  (4,494)  (2,221)
Net amortization and deferral.......................    3,732   (2,477)  (4,586)
                                                     --------  -------  -------
Net periodic pension income......................... $ (1,282) $   (89) $    (1)
                                                     ========  =======  =======

  The following table presents certain significant assumptions used in determining plan obligations and net pension expense at the dates indicated:

                                                                YEARS ENDED
                                                                  JUNE 30
                                                              ----------------
                                                              1996  1995  1994
                                                              ----  ----  ----
Weighted average discount rate used to calculate benefit
  obligations................................................ 8.00% 8.50% 8.25%
Assumed rate of increase in future compensation.............. 4.50% 4.50% 5.00%
Expected long-term rate of return on plan assets............. 9.50% 9.50% 9.50%

  The Bank has established a Savings Plan for its employees which allows participants to make contributions by salary deduction equal to 15% or less of their salary pursuant to section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Bank's partial matching contributions vest over five years. The Bank's contributions to the plan in fiscal 1996, 1995 and 1994 were $739,000, $851,000 and $942,000, respectively.

                    GLENDALE FEDERAL BANK AND SUBSIDIARIES

                         JUNE 30, 1996, 1995 AND 1994


 KEY EXECUTIVE RETIREMENT SUPPLEMENT PLANS

  During fiscal 1992, GLENFED substantially terminated two non-qualified post-retirement pension supplement plans previously maintained for certain senior executive officers of GLENFED, as well as one other such plan assumed by the Bank in its acquisition of another association. Participants fully vested at the time of such substantial termination (as well as one officer scheduled to vest within four months of such date) were offered the opportunity to receive a lump-sum settlement in lieu of the contractual benefits under the plans. Three non-vested participants will receive no benefits under the plans. During fiscal 1996, five vested participants were receiving benefits under the plans.

 DIRECTORS' RETIREMENT PLANS

  The Bank maintains directors' retirement plans for non-employee directors who serve on its Board of Directors (the "Directors' Plan"). The Directors' Plan provides that a non-employee director shall, after termination of Board membership, be entitled to receive a monthly payment equal to: (1) the monthly Board retainer in effect at the time of termination; plus (2) the fee paid at such time for attending a Board meeting, for the number of years equal to the number of years of Board service, but not to exceed fifteen years. Payments of such amounts normally commence at the later of the director's termination date or the director's attainment of age 65.

NOTE 20: EXTRAORDINARY ITEMS, NET

  Extraordinary items, net for fiscal 1995 consisted of a $1.8 million gain (net of income taxes of $1.3 million) resulting from University Savings' early extinguishment of $42.1 million of borrowings from the Federal Home Loan Bank of Seattle.

  Extraordinary items, net for fiscal 1994 consisted of a $14.1 million gain (net of income taxes of $9.6 million) resulting from the exchange of $49.1 million of GLENFED's convertible subordinated debentures for common stock of the Bank in the Recapitalization.

NOTE 21: STOCK OPTION PLAN

  The Board of Directors of the Bank adopted a stock option plan (the "New Plan") for the Bank in replacement of the then existing stock option plans of GLENFED, which plans, including options granted thereunder, terminated upon completion of the Recapitalization. The New Plan has a term of five years and covers an aggregate of 4.7 million shares of common stock. Options granted generally have terms of ten years each. All options granted will become exercisable upon a change in control of the Bank.

  In October 1994, the Bank's shareholders approved amendments to the New Plan which, among other things, (1) provide for annual grants of options to acquire 5,000 shares to each non-employee Director and (2) provides for equitable adjustments of the exercise or purchase price and the number or class of shares covered by outstanding awards to preserve the benefit of such awards in the event of payment of a dividend or distribution to shareholders of the Bank in property or cash in an amount in excess of the Bank's normal dividend or distribution policy in effect at the time. Grants to directors are made on the first day following each annual meeting of the Bank's shareholders with an exercise price equal to the closing price on the New York Stock Exchange of the Bank's common stock on such date and vest on the date of the next succeeding annual meeting.

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                          JUNE 30, 1996, 1995 AND 1994


  The following is a summary of transactions under the stock option plan described above:

                                                      NUMBER OF     RANGE OF
                                                       SHARES    OPTION PRICES
                                                      ---------  --------------
      Balance, June 30, 1993.........................       --   $     --
      Granted........................................ 1,650,000    6.375-9.00
      Cancelled or expired...........................   (38,125)      9.00
      Exercised......................................    (1,875)      9.00
                                                      ---------  --------------
      Balance, June 30, 1994......................... 1,610,000    6.375-9.00
      Granted........................................ 1,825,000   9.75-12.625
      Cancelled or expired...........................   (66,250)  9.00-12.625
      Exercised......................................   (52,500)  9.00-12.625
                                                      ---------  --------------
      Balance, June 30, 1995......................... 3,316,250   6.375-12.625
      Granted........................................   750,750   9.00-16.125
      Cancelled or expired...........................   (82,500)   9.00-14.50
      Exercised......................................  (106,000)  6.375-14.50
                                                      ---------  --------------
      Balance, June 30, 1996......................... 3,878,500  $6.375-$16.125
                                                      =========  ==============

  At June 30, 1996, 2,244,293 options were exercisable, with 661,125 shares available for future grants. The weighted average option price for shares under option and exercisable was $10.78 and $9.76, respectively, at June 30, 1996.

                     GLENDALE FEDERAL BANK AND SUBSIDIARIES

                          JUNE 30, 1996, 1995 AND 1994


NOTE 22: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                 QUARTERS ENDED
                                     ------------------------------------------
                                     JUNE 30,   MARCH 31,  DEC. 31,   SEPT. 30,
                                       1996       1996       1995       1995
                                     ---------  ---------  ---------  ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income....................  $ 256,367  $ 260,666  $ 276,569  $ 286,433
Interest expense...................   (168,908)  (173,944)  (195,622)  (208,496)
                                     ---------  ---------  ---------  ---------
Net interest income before
 provision for loan losses.........     87,459     86,722     80,947     77,937
Provision for loan losses..........    (10,411)   (10,376)   (10,394)    (9,169)
                                     ---------  ---------  ---------  ---------
Net interest income................     77,048     76,346     70,553     68,768
Gain (loss) on sale of CMOs........        --       5,722    (33,933)       --
Other income.......................     19,133     17,336     14,901     11,199
General and administrative
 expenses..........................    (66,514)   (64,252)   (60,196)   (57,902)
Other expense......................     (3,164)    (5,707)    (4,006)    (1,938)
                                     ---------  ---------  ---------  ---------
Earnings (loss) before income tax
 (provision) benefit...............     26,503     29,445    (12,681)    20,127
Income tax (provision) benefit.....     (8,007)    (9,047)     2,028     (6,316)
                                     ---------  ---------  ---------  ---------
Net earnings (loss)................  $  18,496  $  20,398  $ (10,653) $  13,811
                                     =========  =========  =========  =========
Earnings (loss) per share:
 Primary...........................  $    0.22  $    0.24  $   (0.37) $    0.21
 Fully diluted.....................       0.22       0.23      (0.37)      0.21
Dividends per common share declared
 and paid..........................        --         --         --         --
Common stock price range:
 High..............................  $  19 1/8  $  19 1/8  $      18  $      17
 Low...............................  $      16  $  15 1/2  $  14 5/8  $  12 1/8

                                                 QUARTERS ENDED
                                     ------------------------------------------
                                     JUNE 30,   MARCH 31,  DEC. 31,   SEPT. 30,
                                       1995       1995       1994       1994
                                     ---------  ---------  ---------  ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income....................  $ 279,014  $ 274,316  $ 269,554  $ 263,774
Interest expense...................   (205,610)  (199,637)  (188,203)  (175,489)
                                     ---------  ---------  ---------  ---------
Net interest income before
 provision for loan losses.........     73,404     74,679     81,351     88,285
Provision for loan losses..........    (10,452)   (15,442)   (21,434)   (18,822)
                                     ---------  ---------  ---------  ---------
Net interest income................     62,952     59,237     59,917     69,463
Gain on sale of banking operations.        --      50,713     23,000        --
Other income.......................     11,999     13,944     17,242     17,548
General and administrative
 expenses..........................    (53,521)   (53,496)   (65,888)   (70,936)
Other expense......................     (3,784)    (3,608)    (2,629)    (6,706)
                                     ---------  ---------  ---------  ---------
Earnings before income tax
 provision and
 extraordinary items...............     17,646     66,790     31,642      9,369
Income tax provision...............     (5,544)   (25,871)   (20,731)
Extraordinary items, net...........        --         --       1,755        --
                                     ---------  ---------  ---------  ---------
Net earnings.......................  $  12,102  $  40,919  $  12,666  $   9,369
                                     =========  =========  =========  =========
Earnings per share:
 Primary:
  Earnings before extraordinary
   items...........................  $    0.18  $    0.81  $    0.16  $    0.12
  Net earnings.....................       0.18       0.81       0.20       0.12
 Fully diluted:
  Earnings before extraordinary
   items...........................       0.18       0.64       0.16       0.12
  Net earnings.....................       0.18       0.64       0.20       0.12
Dividends per common share declared
 and paid..........................        --         --         --         --
Common stock price range:
 High..............................  $      14  $  10 7/8  $  11 3/4  $  13 1/2
 Low...............................  $      10  $   8 3/4  $   7 3/8  $  10 3/8